СЕВЕРО-ЗАПАДНЫЙ
ТЕЛЕКОМ

191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

RECEIVED
2005 AUG 15 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

N 01-19/1650

August 11, 2005

BY HAND

Mail Stop 3-2
Office of International Corporate
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

05010419

SUPPL

Petersburg Telephone Network

Re: Disclosure materials provided by OJSC ~~North-West Telecom~~ (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(iii) of the Rule.

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *July 01, 2005 and July 31, 2005.* Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-92-31 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope."

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Very truly yours,

Nikolay N. Bredkov

dw 8/16

Enclosures

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed since July 01, 2005, until July 31, 2005

(indexed to the list of required disclosures in Annex A)

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	A. Securities Issuance Documents			
1.	Registered securities prospectus ("**Prospectus**") (if the securities are placed through an open subscription or a closed subscription to more than 500 purchasers)	Must be published on the issuer's website or any other website accessible to the general public ("**Authorized Website**") within 3 days after registration of the Prospectus, and upon request the issuer must provide any interested party the address(es) of the website(s) where the information is published Must be made available to any interested persons at any time upon request	Company Law,[1] Article 92.1 Securities Law,[2] Articles 19.2 and 23 Regulation No. 03-32/ps,[3] Sections 1.6, 1.8, 1.9, 2.4.3 and 4.1	**Not applicable**
2.	Registered decision on issuance of the issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**

[1] Federal Law No. 208-FZ, dated December 26, 1995, "On Stock Companies."

[2] Federal Law No. 39-FZ, dated April 22, 1996, "On the Securities Market."

[3] Regulation "On Disclosure of Information by Issuers of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-32/ps, dated July 2, 2003.

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
3.	Registered amendments to the registered Prospectus and/or decision on issuance of the issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**
4.	Registered report on the results of the issuance of the issuer's securities	Must be published on an Authorized Website within 3 days after registration of the report (if the securities issuance requires registration of a Prospectus) Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 2.6.2	**Not applicable**
5.	Notice concerning the termination of a securities issuance registration, and the procedure for withdrawing such securities from circulation and returning funds to subscribers	Must be sent to the owners and nominal holders of the issuer's securities not later than 2 months after receipt of the written notification regarding termination of registration of the securities issue Must be published in mass media available to the majority of the securities' owners, and in the Supplement to the Journal of the Federal Service for the Financial Markets of Russia (the "**FSFM Supplement**")	Regulation No. 36,[4] Sections 5.1 and 5.3	**Not applicable**

[4] Regulation "On the Procedure for Return to the Securities' Owners of Funds (Other Property) Received by the Issuer as Payment for the Securities the Issue of which has been Declared Invalid or Uncompleted," approved by the Resolution of the Federal Commission on the Securities Market, No. 36, dated September 8, 1998.

Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
B. *Reporting During a Securities Issuance that Requires Registration of a Prospectus*			
Information regarding the adoption by the issuer of a decision to place (*reshenie o razmeshenii*) securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies[5] ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.2	**Not applicable**

[5] Under Article 1.4 of Regulation No. 03-32/ps, the information must be published in the on-line news bulletins maintained by each of the information agencies authorized by the Federal Service for the Financial Markets of Russia ("**FSFM**") to act as a conduit for the public disclosure of information to the securities markets. If the issuer's securities are traded on Russian stock exchanges, such publication must occur before 10 a.m., and prior to such publication the issuer must notify such stock exchanges of the information and the issuer's intent to disclose it.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
.	Information regarding approval of the decision on issuance (*reshenie o vipuske*) of the issuer's securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**
.	Information regarding the registration of the issue of the issuer's securities and regarding the procedure for disclosure of the contents of the Prospectus	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website	Company Law, Article 92.1 Securities Law, Articles 19.2 and 23 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21		
Date of commencement of the securities' placement, if such date was not disclosed as set forth in item 8	Must be published in each of the following: (i) Agency Websites within 5 days before the placement commencement date and (ii) an Authorized Website within 4 days before the placement commencement date Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.2	**Not applicable**
Change of the date of commencement of the securities' placement	Must be published in each of the following: (i) Agency Websites within one day before the new placement commencement date, and (ii) an Authorized Website within one day	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	before the new placement commencement date Must be made available to any interested persons at any time upon request	2.5.3	
Securities' placement price (procedure for its determination), if such information was not disclosed as set forth in items 8 or 9	Must be published on Agency Websites and an Authorized Website before placement of securities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.4	**Not applicable**
Information about suspension of placement of securities	Must be published in each of the following within the specified time (a) preparation of the minutes of the meeting of the issuer's governing body which adopted the decision on amending the decision on issuance and/or the Prospectus or (b) receipt by the issuer of a written request (order) from the competent regulatory authority to suspend the placement: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.5	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	interested persons at any time upon request		
nformation about recommencement of lacement of securities, which was uspended	Must be published in each of the following within the specified time after (a) registration of amendments to the decision on issuance and/or the Prospectus or (b) refusal to register amendments to the decision on issuance and/or the Prospectus by the authorities or (c) receipt by the issuer of the written notification (order) from the competent regulatory authority to terminate the suspension of the securities placement: (i) Agency Websites within 3 days, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.6	**Not applicable**
nformation about completion of lacement of securities	Must be published in each of the following within the specified time before (a) expiration of the placement period set forth by the registered decision on issuance of the securities or (b) placement of the last security: (i)	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.7	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	Agency Websites at least one day, (ii) an Authorized Website at least 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, at least 5 days Must be made available to any interested persons at any time upon request		
nformation about registration of the eport on the results of issuance of the ssuer's securities	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.6	**Not applicable**
C. Periodic and Current Reporting			
nnual Report	Must be published annually in mass media available for general information	Civil Code, Article 97(1)	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
			Company Law, Article 92.1 Regulation No. 17/ps,[6] Section 3.2	
17.	Information regarding the issuer's ratio of net assets to charter capital	Must be published in mass media[7]	Company Law, Article 92.1 Regulation No. 9,[8] Section 1	**The information was published in newspaper Izvestia 1299%**
18.	Audited annual financial statements prepared in accordance with Russian statutory accounting principles	Must be published not later than June 1 of each year in mass media available to all shareholders	Civil Code, Article 97.1; Law on Accounting,[9] Article 16 Order of Ministry of Finance No. 101, dated November 28, 1996	**Not applicable**
19.	Financial statements (including IFRS and/or US GAAP financial statements, if any, in Russian) that were prepared after filing a Prospectus but before the first quarterly report due after registration of the Prospectus	Must be published on an Authorized Website within 5 days after the deadline for filing such statements with the tax authorities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.8	**Not applicable**

[6] Regulation "On Additional Requirements for the Preparation, Convocation and Holding of a Shareholders' Meeting," approved by the Resolution of the Federal Commission on the Securities Market No. 17/ps, dated May 31, 2002.

[7] Amendments to the Company Law of August 2001 deleted the words "annually" and "available to all shareholders". Previous version of Article 92.1 of the Company Law required that the information be published *annually* in the mass media *available to all shareholders*.

[8] Regulation "On Additional Information that an Open Stock Company must Publish in the Mass Media," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 9, dated May 8, 1996.

[9] Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
20.	Quarterly report of the issuer (if the issuer has a registered Prospectus)	Must be published on an Authorized Website not later than 45 days after the end of the quarter Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 5.7	**Not applicable**
21.	Information on material events affecting the Company's business ("**key-events**") (if the issuer has a registered Prospectus)	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the issuer's shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 6.3 **Section 6.2 of Regulation No. 03-32/ps identifies the key-events**	**Key-event of July 5, 2005 (two), July 6, 2005**
22.	Information that may have significant impact on the value of the issuer's securities (if the issuer has a registered Prospectus)	Must be published after the relevant event has occurred in each of the following: (i) Agency Websites within one day and (ii) an Authorized Website within 3 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1; Regulation No. 03-32/ps, Sections 1.8, 1.9, 1.14 and 1.15 **Section 1.14 of Regulation No. 03-32/ps sets forth a non-exhaustive list of kinds of information that may have significant impact on the value of the Company's securities**	**Notifications of July 19, 2005**
23.	Information that may have significant impact on the value of the issuer's	Must be published on Agency Websites before disclosure of such information by	Company Law, Article 92.1	**See item 22**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	securities that are publicly issued and/or circulated	other means Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8, 1.9 and 1.13	
	D. Corporate Organization			
24.	Information about the issuer included in the unified state register of legal entities, save for information that cannot be disclosed pursuant to the Law on Registration of Legal Entities	Must be made available by the state registration authority to any interested person at any time upon request	Law on Registration of Legal Entities,[10] Articles 5, 6 and 7	**Not applicable**
25.	Charter, including all changes, amendments and new versions thereof	Must be filed with and registered by the state registration authorities, who must make them available to any interested person at any time upon request Charter must be posted on the issuer's own website, if the issuer has a registered Prospectus Charter amendments must be posted on the issuer's own website, within 3 days after the issuer publishes information about the decision of a General Meeting of Shareholders ("**GMS**") approving the amendments on an Authorized Website	Company Law, Articles 13 and 14 Law on Registration of Legal Entities, Articles 5, 6 and 7 Regulation No. 03-32/ps, Section 1.16	**CHARTER of the Open Joint-Stock Company North-West Telecom (Version 03 - 05)**
26.	Records that must be retained by the issuer (*see* Exhibit 1 to Annex A)	Must be made available to shareholders at any time within 7 days after request	Company Law, Articles 89 and 91	**Not applicable**

[10] Federal Law No. 129-FZ, dated August 8, 2001, "On State Registration of Legal Entities."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
27.	Internal regulations of the issuer's governing bodies	Must be published on an Authorized Website, if the issuer has a registered Prospectus	Regulation No. 03-32/ps, Section 1.16	**Not applicable**
	E. Company's Registrar; Shareholders Register Information			
28.	Information regarding the registrar maintaining the issuer's shareholders register (the "**Registrar**")	Must be published in mass media[11]	Company Law, Article 92.1 Regulation No. 9, Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in its Quarterly Reports of the Issuer (Section 8.6)**
29.	Notice concerning termination of the issuer's agreement with the Registrar for maintenance of the issuer's shareholders register, and commencement of the procedure to change the Registrar	Must be published in mass media with a circulation of at least 50,000 copies, and/or must be given in writing to registered shareholders, not later than 25 days prior to termination of the agreement	Company Law, Article 92.1 Regulation No. 21,[12] Sections 9 and 10	**Not applicable**
30.	Information on change of the Registrar	Must be published in mass media or given in writing to all owners of the issuer's securities	Securities Law, Article 8	**Not applicable**

[11] *See* footnote to item 17.

[12] Regulation "On the Procedure for Transfer of Information and Documents that Constitute the Register of Owners of Registered Securities," approved by Resolution of the Federal Commission on the Securities Market, No. 21, dated June 24, 1997.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	F. Company's Shareholders and Affiliates			
31.	Number of the issuer's shareholders	Must be published in mass media[13]	Company Law, Article 92.1 Regulation No. 9, Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in its Quarterly Reports of the Issuer (Section 6.1)**
32.	Information on the acquisition of all of the issuer's shares by one person	Must be published[14]	Civil Code, Article 98.6	**Not applicable**
33.	Lists of the issuer's affiliated persons	Must be filed quarterly with the FSFM department responsible for registration of the issuer's securities' issuances within 45 days after the end of the quarter, for disclosure on the FSFM website Must be published by the issuer on its own website, if its securities are listed on a Russian stock exchange	Company Law, Articles 92.1 and 93.4 Regulation No. 03-19/ps,[15] Sections 3 and 5	**List of Affiliated Persons for the 2nd Q 2005**

[13] *See* footnote to item 17.

[14] The Civil Code does not contain any guidance on when or where this information must be published

[15] Regulation "On Disclosure of Information on Affiliated Persons of an Open Stock Company," approved by the Resolution of the Federal Commission on the Securities Market No. 03-19/ps, dated April 1, 2003.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
34.	Notice concerning the (i) acquisition by the Company of twenty percent (20%) or more of any class of securities of any issuer; or (ii) increase or decrease in the Company's holding of such securities by an increment of five percent (5%) to a level that is greater than twenty percent (20%)	Must be filed with the FSFM (or an agency designated by the FSFM) within 5 days after each such acquisition or qualifying increase or decrease Information regarding acquisition by the Company of more than 20% of voting shares of another stock company (other than in connection with the formation of a stock company) and any increase of such holdings to an amount divisible by five percent (5%) must be published in the FSFM Supplement within a month after the transaction	Securities Law, Article 30 Company Law, Articles 6(4) and 92.1 Regulation No. 10,[16] Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in the form of key-events or information that may have significant impact on the value of the issuer's securities**
	G. General Meetings of Shareholders			
35.	List of persons entitled to participate in the GMS	Must be provided upon request to persons included in such list and holding at least one percent (1%) of the shares entitled to vote in the GMS	Company Law, Article 51.4	**Not applicable**
36.	Extract from the list of persons entitled to participate in the GMS containing information about a particular person, or a confirmation that such person is not included in the list	Must be provided to any interested person within 3 days after request	Company Law, Article 51.4	**Not applicable**
37.	Notice of an upcoming GMS	Must be sent not later than 20 days (or	Company Law, Article 52 (sections 1,	**Not applicable**

[16] Regulation "On the Procedure for Publication of Information on Acquisition by a Stock Company of more than 20% of Voting Shares of another Stock Company," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 10, dated May 14, 1996.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		in certain cases provided by the Company Law not later than 30 or 50 days) prior to the date of the meeting to each person included in the list of persons entitled to participate in the GMS, or, if provided by the Charter, published in mass media available to all shareholders and as specified in the issuer's charter	2 and 4)	
38.	Information in connection with preparation for an upcoming GMS	Must be made available to the shareholders at least 20 days (or 30 days if the agenda contemplates a vote on the issuer's reorganization) prior to the GMS	Company Law, Article 52.3 Regulation No. 17/ps, Sections 3.2, 3.3, 3.4 and 3.5 Charter, Article 12.13 specifies the kinds of information that must be made available to the shareholders prior to the GMS	**Not applicable**
39.	Voting ballots for an upcoming GMS	Must be sent not later than 20 days prior to the date of the GMS to each person indicated in the list of persons entitled to participate in the GMS; if the issuer has more than 500,000 shareholders, the issuer's Charter may provide that the forms of the voting ballots should be published in mass media available to all shareholders that is specified in the Charter	Company Law, Article 60	**Not applicable**
40.	Decisions adopted at the GMS and voting results	Must be announced at the GMS or a report on voting results must be communicated not later than 10 days	Company Law, Article 62(4)	**MINUTES No. 01-05 of the annual general meeting of shareholders of the North-West Telecom**

INTRODUCED
by the Decision of the Board of Directors
of the Open Joint-Stock Company
North-West Telecom
Minutes No. 16-05
of June 24, 2005

Amendments and Additions No. 3
To the PROVISIONS
ON THE COMMITTEE FOR APPOINTMENTS AND REMUNERATIONS
OF THE BOARD OF DIRECTORS
of the Open Joint-Stock Company
North-West Telecom
(version 01-04)

The following amendments and additions shall be introduced to the PROVISIONS ON COMMITTEE FOR APPOINTMENYS AND REMUNERATIONS OF THE BOARD OF DIRECTORS of the Open Joint-Stock Company North-West Telecom (version 01-04):

1. Clause 2.3.6. of Article 2 shall be worded as follows:

"Elaboration of proposals on determining essential terms of the contracts with the members of the Board of Directors, Management Board, General Manager and managers of branches and representative offices".

2. Clause 3, article 3.2, shall be worded as follows:

"Only independent members of the Company's Board of Directors may be the members of the Committee; and if this is impossible for objective reasons, only independent and non-executive members of the Board of Directors may be included in the Committee. "

3. Clause 5, article 5.9, shall be worded as follows:

"All decisions of the Committee shall be taken by the majority of votes of the members of the Committee taking part in the session, each member of the Committee having one vote."

4. Clause 7.3 of Article 7 shall be deleted: "Associated members of the Committee shall be paid a quarterly remuneration for performing their duties of the members of the Committee in the amount of 40,000 roubles."

5. The No. of clause 7.4 shall be changed to 7.3.

Open Joint-Stock Company
North-West Telecom
PROVISIONS
on the Procedures (System)
of Internal Control
of OJSC North-West Telecom

APPROVED
by the Board of Directors of OJSC NWT
on 24th June 2005
Minutes No. 16-05 of 24th June 2005
Chairman of the Board of Directors of OJSC NWT

V.N.Yashin

I. General

1.1. For the purposes of these Provisions, the internal control system means a system of procedures aimed at preventing, revealing and correcting in due time any serious errors in the process of economic operations and information collection and processing.

1.2. The internal control system is considered to form an integral part of the company management system, enabling the management of the organization to take the most rational decisions.

1.3. For the purposes of efficient functioning of the internal control system and detailing of its procedures, the Company's Board of Directors shall approve the following documents:

- Provisions on the Procedures (System) of Internal Control;
- Provisions on the Internal Audit Department;
- Comprehensive Company Check Regulations;
- Company Auditing Regulations;
- Company Risk Management Regulations.

1.4. These Provisions regulate the internal control procedures of OJSC North-West Telecom (hereinafter referred to as the Company). The internal control system is created for the purpose of improving the efficiency of the control procedures, improving the substantiation of the decisions taken in the Company and minimization of Company's internal operation risks.

II. Purpose of the Internal Control System

2.1. The purpose of using the internal control system in the Company is to improve the efficiency of Company's operation.

2.2. The internal control system shall be implemented through:

- internal control procedures in the framework of forming and implementing the budget approved by the Board of Directors;
- carrying out procedures of revealing and effecting non-standard operations through comprehensive and business audits, monitoring and analysis of the results of auditing the branches and divisions of the Company;
- developing and implementing a programme for revealing, monitoring and minimizing the risks of business operations, creating a risk management system of the Company that would allow to forecast risky events, minimize losses and prevent significant losses that might have serious adverse consequences.

III. Objectives of the Internal Control System

3.1. The key objectives of the Company's internal control system are:

- establishing and ensuring the observance of efficient internal control procedures;
- organizing constant and periodic control of the compliance of financial and economic operations transacted by the Company, its branches and other structural units with the interests of the Company; protection of Company's assets;
- independent appraisal and analysis of Company's financial standing on the whole and of its branches and units;
- constant and periodic control of the observance by the Company of legal enactments and other standard acts regulating its activities, as well as decisions of the general meeting of the Company's shareholders, Board of Directors of the Company, the one-person and collective bodies of the Company;
- revealing and assessing risks in business processes;
- analysis of the internal control system, making it possible to reveal the essential aspects influencing the reliability of the system;
- creating and introducing control procedures making it possible to minimize or eliminate risks in business processes;

- creating and introducing a monitoring system performing the function of revealing risk situations.

IV. Organization of the Internal Control System

4.1. The internal control system is based on delimitation of the terms of reference of bodies and persons comprising the Company's business operation control system, who deal with the development, approval, application and efficiency assessment of the internal control procedures:

- internal control procedures shall be developed by the executive bodies jointly with the Internal Audit Department;
- developed internal control procedures shall be approved by the Company's Board of Directors;
- the internal control procedures shall be applied by the executive bodies of the Company.

4.2. To ensure the functioning of the internal control system, an Internal Audit Department in the Company's General Directorate and internal audit services in the branches are created.

4.3. The Internal Audit Department shall submit to the Audit Committee at least once in six months the results of the efficiency analysis of the operating internal control procedures and, if necessary, proposals on their improvement prepared jointly with the executive bodies.

4.4. On the basis of the results of considering the information provided by the Internal Audit Department, the Audit Committee shall assess the efficiency of the internal control procedures and examine proposals on their improvement.

4.5. Proposals on improvement of the internal control procedures used in the Company, approved by the Audit Committee, shall be considered by the Company's Board of Directors.

V. Final

5.1. These Provisions shall be approved by the Board of Directors of the Company upon agreement with the Management Board of the Company.

5.2. Any amendments or additions may be introduced to these Provisions upon decision of the Company's Board of Directors and upon the initiative of the Chairperson of the Company's Management Board, the Audit Committee of the Company's Board of Directors or the Department Manager.

5.3. Should any clauses of these Provisions contradict any new legislative acts, such clauses shall become null and void, and, until amendments are introduced to the Provisions, the current legislation of the Russian Federation shall be used as guidelines.

Open Joint-Stock Company

North-West Telecom

APPROVED

by the Board of Directors of OJSC NWT

on 24th June 2005

Minutes No. 16-05 of 24th June 2005

Chairman of the Board of Directors of OJSC NWT

V.N.Yashin

PROVISIONS

on the Internal Audit Department

I. General

1.1. The Internal Audit Department is a division linearly subordinate to the Board of Directors and administratively being a part of the General Directorate.

1.2. The structure of the Internal Audit Department shall be established by the Board of Directors and shall be a part of the General Directorate's structure.

Internal audit units of branches shall be functionally subordinate to the Internal Audit Department. For the purposes of these Provisions, functional subordination means subordination in the framework of the functions entrusted to the Internal Audit Department and set forth in section III of these Provisions. Administrative subordination for the purposes of these Provisions means subordination in the framework of the labour legislation.

1.3. The Internal Audit Department shall be headed by the director of the Department.

The director of the Internal Audit Department shall be appointed and dismissed by the General Manager upon agreement with the Board of Directors of the Company. The General Manager of the Company shall propose a candidature of the director of the Internal Audit Department to the Board of Directors for approval. The Board of Directors of the Company is entitled to reject a proposed candidature. Should no candidates for the position of the director of the Internal Audit Department be proposed by the Company's General Manager for three months or should a candidature of the director of the Internal Audit Department be rejected by the Board of Directors twice, the right of proposing a candidature of the director of the Internal Audit Department shall pass to the Company's Board of Directors.

1.4. The number of the employees of the Internal Audit Department shall be established according to the manning table approved by the General Manager.

1.5. The Department shall be guided in its activities by the active laws of the RF, entities of the RF, by the Articles of Association and other bylaws of the Company, including internal labour regulations and orders and instructions of the General Manager.

1.6. The Internal Audit Department shall submit to the Audit Committee the results of the efficiency checks of the operating internal control procedures and, if necessary, proposals on their improvement prepared jointly with the executive bodies.

II. Key Objectives

The key objectives of the Department are:

2.1. Supervising how the Company filfils the requirements of the active law, the bylaws of the Company and to what extent the internal procedures comply with the requirements of the active law, the nature of Company's activities and the scope of risks taken.

2.2. Supervising the observance of the established procedures and powers in taking any decisions that may have effect on the interests of the Company, its owners and clients.

2.3. Supervising how the Company filfils the requirements of efficient risk management.

2.4. Company's assets (property) safety control.

III. Functions

In its work, the Department shall perform the following functions:

3.1. Checking the completeness of application and the efficiency of the methodology of risk assessment and risk management procedures (methods, programmes, rules, schemes and procedures of effecting financial and economic operations and transactions and operational risk management).

3.2. Assessing the economic rationality and efficiency of operations transacted by the Company.

3.3. Checking and assessing the efficiency of the internal control system.

3.4. Checking the internal control processes and procedures.

3.5. Checking accounts for due records of Company's operations.

3.6. Checking accounts for due forming and disclosure of information allowing to get adequate information on the Company's activities and risks related to such activities.

3.7. Checking the efficiency of the functioning of the Company's internal control system.

3.8. Revealing and analyzing problems related to the functioning of the internal control system.

3.9. Monitoring the internal control system, taking measures to improve internal control in order to ensure its efficient functioning, among other things, taking into account the changing internal and external factors influencing the Company's activities.

3.10. Checking the trustworthiness, completeness, objectivity and timeliness of accounts and reports and testing them, as well as the reliability (including trustworthiness, completeness and objectivity) and timeliness of the collection and presentation of information and reports.

3.11. Coordinating the internal regulating documents of the Company for the purpose of ensuring the compliance of their contents with the active laws of the Russian Federation, with the Articles of

Association of the Company and the internal standards of the Company.

3.12. Developing systems of internal procedures regulating the audits performed by the Department. Finalizing procedures depending on the nature and scope of Company's activities, changes in the structure of operational risks, changes in the law and other factors of influence.

3.13. Developing internal control procedures (jointly with the executive bodies of the Company and the Audit Committee of the Company's Board of Directors).

3.14. Interaction with external auditors, representatives of tax authorities and other supervision authorities.

IV. Rights

4.1. The rights of a division shall be exercised by the director of the Department and other employees of the division in compliance with these Provisions and appropriate job descriptions.

4.2. The head of the Department is entitled to interact with respective managers of the Company (or its divisions) for promptly solving various issues.

4.3. Employees of the Department are entitled to:

4.3.1. get from managers and from employees of the audited division empowered by them all documents required for the audit and copies of documents and other information, as well as any data available in the Company's information systems, if they are required for the audit;

4.3.2. establish the compliance of actions and operations performed by employees of the Company with the requirements of the active law and the bylaws of the Company defining the policy pursued by the Company, the procedures of taking and implementing decisions, the organization of accounting and reporting, the procedure of operations effected (transactions made), and participate in agreeing upon Company's bylaws;

4.3.3. engage, if necessary, employees of other divisions of the Company (upon agreement with their managers) for solving internal control problems;

4.3.4. enter the premises of the division audited, as well as premises used for the storage of documents, cash and values, computer processing of data and storage of data, observing the access procedures set forth in the bylaws of the Company.

V. Organization of Work

5.1. The Internal Audit Department does its work on the basis of annual plans.

The plan shall be approved by the Board of Directors of the Company upon presentation of the director of the Internal Audit Department and shall be sent for notification to the Auditing Commission of the Company.

5.2. The general procedure and methods of carrying out audits shall be regulated by special documents prepared by the Internal Audit Department. The manager of an audit may introduce

corrections into the sequence, methods and forms of the audit taking into account the peculiarities of the site audited.

5.3. The approved annual plan of audits may be amended by the Board of Directors of the Company or by the director of the Internal Audit Department upon agreement with the Board of Directors and with the notification of the Company's Auditing Commission.

5.4. Results of audits shall be submitted to the Audit Committee (upon request), to the General Manager of the Company and to the manager of the audited site. Results of the audit shall be submitted to the Auditing Commission of the Company together with the materials of the audit.

VI. Mutual Relations and Contacts

6.1. All and any disputes and disagreements in respect of operational issues arising in the course of work between divisions of the Internal Audit Department and other divisions of OJSC NWT shall be settled by the management of OJSC NWT depending on the subordination of the divisions.

VII. Property and Means

7.1. Supplies shall be provided to divisions of the Internal Audit Department upon requests of the managers of such divisions, agreed upon with the director of the Department and, if necessary, with respective divisions of OJSC NWT.

VII. Liability

8.1. General liability for the activities of the divisions of the Department shall rest personally with the director of the Department.

8.2. The director of the Department shall be accountable to the Audit Committee and to the Board of Directors of the Company for the organization of work of the Department and for fulfilling the tasks set.

8.3. Liability of the staff is set forth in the provisions on respective divisions and by job descriptions.

IX. Control of Activities

9.1. Current control over the activities of the Internal Audit Department shall be exercised by the Audit Committee of OJSC North-West Telecom.

Acting Director of the Department ____________________ A.N. Levashev

Date

AGREED UPON WITH:

Deputy General Manager
in charge of Corporate Governance ________________ N.G. Bredkov

Date

Head of the Legal Support Department ___________ N.V. Nemchinov

Date

Taking into account the recommendations of the Committees of the Board of Directors of OJSC North-West Telecom
for Corporate Governance (minutes of the meeting No. 20 of 22nd June 2005).

	Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
		after compilation of such report to persons entitled to participate in the GMS		**open Joint-stock company**
	H. Other Corporate Actions and Events			
41.	Information regarding the adoption of a decision to decrease the issuer's charter capital and the new amount of the decreased charter capital	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision	Company Law, Article 30.1	**Not applicable**
42.	Information regarding the adoption of a decision on the issuer's reorganization	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision by the issuer (or, in case of merger or consolidation, by the last entity participating in such merger or consolidation)	Company Law, Article 15.6	**Not applicable**
43.	Information regarding the issuer's liquidation and the procedure and period for the filing of claims by the issuer's creditors	Must be published by the issuer's liquidation commission in a periodical for the publication of information on the state registration of legal entities	Civil Code, Article 63.1 Company Law, Article 21.1	**Not applicable**
	I. Repurchase and Redemption of the Company's Shares; Shareholders' Pre-Emptive Rights			
44.	Notice of repurchase by the issuer of its shares	Must notify shareholders who own such shares of the adoption of a decision to repurchase them, at least 30 days prior to the beginning of the repurchase period	Company Law, Article 72(5)	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
45.	Notice to shareholders of their right to require the issuer to redeem their shares	Must include information concerning redemption rights in the notice of an upcoming GMS if a vote at the GMS may give rise to them	Company Law, Article 76 (Sections 1 and 2)	**Not applicable**
46.	Notice concerning the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be sent to persons having preemptive rights, after the new issuance of shares (or securities convertible into shares) has been registered but prior to commencement of the placement	Company Law, Article 41.1 Regulation No. 03-30/ps,[17] Section 6.4.9	**Not applicable**
47.	Results of the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be disclosed in accordance with the procedure set forth by the registered decision on issuance of the securities	Regulation No. 03-30/ps, Sections 6.2.30 and 6.4.9	**Not applicable**
	J. Stock Exchange Requirements			
48.	Information that is required to be submitted to RTS Stock Exchange ("**RTS**") to maintain the Company's securities listing	RTS must disclose information received from the issuer to third parties by posting information on the RTS website and provide information to interested persons upon requestк Other Stock Exchanges (MICEX, St. Petersburg Stock Exchange) may publicly disclose information submitted	RTS Listing Regulation,[18] Sections 11.2, 14.2, 14.3 and Exhibit 2 **Section 1.1 of Exhibit 2 lists information that must be submitted to RTS to maintain the Company's securities listing**	**Quarterly Report of the OJSC NWT on Observance of the Corparate Conduct Standards for the 2st quarter of 2005 with appendices**

[17] "Standards of Emission of Securities and Registration of Prospectuses of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-30/ps, dated June 18, 2003.

[18] Approved by RTS BOD Resolution No. 04-5-RDP-2402, dated February 24, 2004.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		to them by issuers at their own initiative		
	K. Other Information			
49.	Information that the issuer has the practice of publicly disclosing	On its website, via press release or otherwise in accordance with its Regulation on Information Policy, dated 29 October 2004	Regulation on Information Policy, dated 29 October 2004 (as posted on the issuer's website)	**Press-Releases material to an investment decision, dated July 6 (two), 18 and 29**

DATA ON THE ESSENTIAL FACT

"DATA ON ACCRUED AND (OR) PAID YIELD UNDER ISSUER'S SECURITIES", "DATA ON THE TIMING OF ISSUER'S EXECUTION OF ITS COMMITMENTS TO SECURITIES HOLDERS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0600119A06072005, 0900119A06072005*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care*

2.2. The state registration number of the securities issue and the date of registration by the state: *4-02-00119-A of 08.07.2003;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Issuer's management body taking the decision on determining the interest rate yielded by Bonds: *the amount of this (seventh) coupon yield under the 02 series Bonds of OJSC North-West Telecom has been determined by the Issuer according to the results of the auction held at MMVB (Moscow Interbank Currency Exchange) in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC North-West Telecom on 10th June 2003;*

2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by Bonds: *10.06.2003*

2.6. Date of making up the minutes of the meeting (session) of the issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *10.06.2003.*

2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's series 02 Bonds in the seventh coupon period: *49,365,000 (forty nine million three hundred and sixty five thousand) roubles.*

interest and (or) other income to be paid (which was to be paid) per one of the Issuer's series 02 Bonds in the seventh coupon period: *32 (thirty two) roubles 91 kop.*

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds): *06.07.2005*

2.10. Total (aggregate) amount of interest and (or) other yield paid under the 02 series Bonds of the Issuer: *360,495,000 (three hundred sixty million four hundred ninety five thousand) roubles.*

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the*

seventh coupon yield under the Issuer's series 02 Bonds in the amount of 49,365,000 (forty nine million three hundred sixty five) roubles.

2.12. Fact of Issuer's commitment execution or non-execution (default):

the commitments have been fully executed

2.13. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled:

not applicable, the commitments have been fully executed

3. Signature
3.1. General Manager ¬__________________V.A. Akulich
3.2. Date July 06, 2005 Official seal

NOTIFICATION
ON THE IMPORTANT FACT
"DATA ON ACCRUED AND/OR PAID YIELD UNDER ISSUER'S SECURITIES"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0600119A05072005*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities: *common registered non-documentary shares;*
preferred registered non-documentary type A shares

2.2. The state registration number of the securities issue and the date of registration by the state:
common registered non-documentary shares: *1-02-00119-A of 09.09.2003;*
preferred registered non-documentary type A shares: *2-02-00119-A of 09.09.2003;*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Issuer's management body taking the decision on dividend payment (statement): *Annual general meeting of the shareholders;*

2.5. Date of taking the decision on payment (statement) of the dividend on the Issuer's shares: *27.06.2005*

2.6. Date of making up the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend under the issuer's shares: *04.07.2005*

2.7. Total amount of dividend charged on the issuer's shares of certain category (type), and amount of dividend charged per share of certain category (type):

- *common registered non-documentary shares:*
  total amount of charged dividend – 218,499 thousand roubles;
  Amount of dividend charged on a share – 0.248 roubles
- *preferred registered non-documentary type A shares*
  total amount of charged dividend – 117,423 thousand roubles;
  Amount of dividend charged on a share – 0.469 roubles

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Date, on which the obligation of yield payment on issuer's securities (dividend on shares) must be fulfilled, and if the obligation of yield payment on the securities must be fulfilled by the issuer within a certain time (period), – the date of expiry of such a period:
starting date of the period for the commitment of obligations of securities yield payment: *15.08.2005*
completion date of the period for the commitment of obligations of securities yield payment: *15.12.2005*

2.10. Total (aggregate) amount of dividend paid under the issuer's securities of certain category (type):

- *common registered non-documentary shares – 0 roubles;*

- *preferred registered non-documentary type A shares – 0 roubles.*

3. Signature	
3.1. General Manager ¬ ___________________	V.A. Akulich
3.2. Date July 05, 2005	Official seal

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON DECISIONS OF GENERAL MEETINGS"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*1000119A05072005*

2. Contents of the notification

2.1. Type of General Meeting: *annual;*
2.2. Form of holding the general meeting: *by attendance;*
2.3. Date and place of holding: *27.06.2005; 14, Sinopskaya nab., St. Petersburg, Russia*
2.4. Quorum of the general meeting:
As of 01-00 p.m. local time, 715 shareholders and their authorized representatives were registered. They are holding all in all:
In respect of issues nos. 1, 2, 3, 5, 6, 7, 8, 9, 10, 11 of the agenda – 677,280,041 votes which makes 76.87% of the total votes on these issues.
In respect of issue no. 4 of the agenda – 675,369,773 votes which makes 76.85% of the total votes on this issue.
According to Article 58 of the Federal Law "On Joint-Stock Companies" "a general meeting of shareholders is qualified (has the quorum) if the shareholders holding all in all more than the half of the votes of the Company's floated voting shares took part in it".
Thus, there is the quorum for taking decisions on all issues of the agenda of the annual general meeting of the shareholders of OJSC North-West Telecom.
2.5. Issues proposed for voting, and results of voting on them:

2.5.1. On the first issue of the agenda:
MOTION FOR VOTING:
TO APPROVE THE ANNUAL REPORT OF THE COMPANY FOR 2004, THE ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS DISTRIBUTION OF PROFIT, INCLUDING THAT FOR DIVIDEND PAYMENT, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2004).
VOTING RESULTS:
IN FAVOUR – 94.10%
AGAINST – less than 0.01%
ABSTENTIONS – 1.51%

2.5.2. On the second issue of the agenda:
MOTION FOR VOTING:
DIVIDEND FOR THE YEAR 2004 SHALL BE PAID:

FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.469 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15th AUGUST 2005 TILL 15th DECEMBER 2005;
FOR COMMON SHARES IN THE AMOUNT OF 0.248 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15th AUGUST 2005 TILL 15th DECEMBER 2005.

VOTING RESULTS:

IN FAVOUR	*– 94.13%*
AGAINST	*– less than 0.01%*
ABSTENTIONS	*– 1.51%*

2.5.3. On the third issue of the agenda:

MOTION FOR VOTING:

THE COMPANY'S BOARD OF DIRECTORS SHALL BE ELECTED FROM THE FOLLOWING PROPOSED LIST:

Vladimir Alexandrovich Akulich
Igor Vyacheslavovich Belikov
Konstantin Vladimirovich Belyaev
Alexey Valeryevich Bulygin
Alexandr Alexandrovich Gogol
Boris Viktorovich Yevseyev
Dmitry Georgiyevich Yefimov
Alexandr Vyacheslavovich Ikonnikov
Alexandr Nikolayevich Kiselev
Sergey Ivanovich Kuznetsov
Denis Viktorovich Kulikov
Dmitry Vladimirovich Levkovsky
Natalya Vyacheslavovna Loginova
Michael Arthur Haywood
Oleg Mikhaylovich Mikhaylov
Igor Georgievich Polovnev
Alexey Vasilievich Pomazanov
Nikolay Moiseevich Popov
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Vladimir Anatolyevich Statyin
Sergey Viktorovich Sysoyev
Evgeny Alexandrovich Chechelnitsky
Vladimir Pavlovich Yuryev
Valery Nikolayevich Yashin

VOTING RESULTS:

IN FAVOUR	*– 97.95%*
AGAINST	*– less than 0.01%*
ABSTENTIONS	*– less than 0.01%*

FULL NAME OF THE NOMINEE	*NUMBER OF VOTES*
Valery Nikolayevich Yashin	*877,739,431*
Vladimir Alexandrovich Akulich	*852,274,813*
Konstantin Vladimirovich Belyaev	*672,745,558*
Dmitry Vladimirovich Levkovsky	*667,733,544*
Alexandr Alexandrovich Gogol	*656,858,764*
Irina Mikhailovna Ragozina	*655,956,914*
Alexandr Nikolayevich Kiselev	*651,770,178*
Nikolay Moiseevich Popov	*651,717,493*
Ivan Ivanovich Rodionov	*609,611,609*
Alexandr Vyacheslavovich Ikonnikov	*568,658,555*
Dmitry Georgiyevich Yefimov	*534,208,501*
Sergey Ivanovich Kuznetsov	*7,550,968*
Oleg Mikhaylovich Mikhaylov	*2,046,259*
Evgeny Alexandrovich Chechelnitsky	*1,765,867*
Vladimir Pavlovich Yuryev	*1,758,674*

Michael Arthur Haywood	*1,324,242*
Denis Viktorovich Kulikov	*295,345*
Sergey Viktorovich Sysoyev	*270,090*
Alexey Valeryevich Bulygin	*245,557*
Vladimir Anatolyevich Statyin	*225,971*
Boris Viktorovich Yevseyev	*219,451*
Igor Georgievich Polovnev	*194,082*
Natalya Vyacheslavovna Loginova	*190,688*
Alexey Valeryevich Pomazanov	*161,156*
Igor Vyacheslavovich Belikov	*152,579*

2.5.4. On the fourth issue of the agenda:
MOTION FOR VOTING:
THE AUDITING COMMITTEE OF THE COMPANY SHALL BE ELECTED FROM THE PROPOSED LIST
VOTING RESULTS:

FULL NAME OF THE NOMINEE	*NUMBER OF VOTES*		
	IN FAVOUR	*AGAINST*	*ABSTENTIONS*
Ruslan Kyarimovich Aksyaitov	*501,832,836*	*573,230*	*11,626,530*
Natalya Viktorovna Yermolayeva	*502,339,481*	*56,628*	*11,617,884*
Yelena Viktorovna Zabuzova	*502,338,058*	*69,544*	*11,615,989*
Alexandr Vladimirovich Kachurin	*502,352,043*	*62,227*	*11,614,643*
Konstantin Yurievich Kravchenko	*502,429,601*	*99,267*	*11,627,071*
Yekaterina Alexandrovna Pavlova	*502,314,076*	*67,523*	*11,616,000*
Natalia Petrovna Utina	*500,889,489*	*1,460,379*	*11,629,149*
Olga Valentinovna Fedyushkina	*5,323,130*	*477,776,338*	*11,643,152*

2.5.5. On the fifth issue of the agenda:
MOTION FOR VOTING:
THE ERNST & YOUNG LIMITED LIABILITY COMPANY SHALL BE APPROVED AS THE COMPANY'S AUDITOR FOR THE YEAR 2005.
VOTING RESULTS:
IN FAVOUR – 89.01%
AGAINST – less than 0.01%
ABSTENTIONS – 1.68%

2.5.6. On the sixth issue of the agenda:
MOTION FOR VOTING:
1) AMENDMENTS AND ADDITIONS No.1 TO THE COMPANY'S ARTICLES OF ASSOCIATION (CHARTER) SHALL BE INTRODUCED
2) AMENDMENTS AND ADDITIONS No.2 TO THE COMPANY'S ARTICLES OF ASSOCIATION (CHARTER) SHALL BE INTRODUCED
3) THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION SHALL BE APPROVED TAKING INTO ACCOUNT THE ADOPTED AMENDMENTS AND ADDITIONS

VOTING RESULTS:
INTRODUCING AMENDMENTS AND ADDITIONS NO.1 TO THE COMPANY'S ARTICLES OF ASSOCIATION
IN FAVOUR – 92.31%
AGAINST – 0.60%
ABSTENTIONS – 2.38%
INTRODUCING AMENDMENTS AND ADDITIONS NO.2 TO THE COMPANY'S ARTICLES OF ASSOCIATION
IN FAVOUR – 28.14%
AGAINST – 64.83%
ABSTENTIONS – 2.38%
APPROVING THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION TAKING INTO ACCOUNT THE ADOPTED AMENDMENTS AND ADDITIONS

IN FAVOUR – 92.70%
AGAINST – 0.27%
ABSTENTIONS – 2.38%

2.5.7. On the seventh issue of the agenda:
MOTION FOR VOTING:
THE PROVISIONS ON THE GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS SHALL BE APPROVED IN THE NEW VERSION
VOTING RESULTS:
IN FAVOUR – 92.70%
AGAINST – 0.27%
ABSTENTIONS – 2.38%

2.5.8. On the eighth issue of the agenda:
MOTION FOR VOTING:
PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS SHALL BE APPROVED IN THE NEW VERSION
VOTING RESULTS:
IN FAVOUR – 93.27%
AGAINST – 0.27%
ABSTENTIONS – 1.80%

2.5.9. On the ninth issue of the agenda:
MOTION FOR VOTING:
1) THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF OJSC NWT DATED 20.09.2004 SHALL BE ESTABLISHED:

- *0.26 PER CENT OF EBITDA (EARNINGS BEFORE INTEREST, PROFIT TAX, DEPRECIATION AND AMORTIZATION OF FIXED ASSETS AND INTANGIBLE ASSETS) OF THE COMPANY ON THE BASIS OF THE ACCOUNTING DATA ACCORDING TO IAS FOR THE YEAR UNDER REPORT;*
- *0.68 PER CENT OF THE AMOUNT OF COMPANY'S NET PROFIT ALLOCATED FOR DIVIDEND PAYMENT ACCORDING TO THE RESULTS OF THE YEAR UNDER REPORT*

2) THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION FOR THE YEAR 2005 TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF OJSC NWT DATED 27.06.2005 SHALL BE ESTABLISHED:

- *0.26 PER CENT OF EBITDA (EARNINGS BEFORE INTEREST, PROFIT TAX, DEPRECIATION AND AMORTIZATION OF FIXED ASSETS AND INTANGIBLE ASSETS) OF THE COMPANY ON THE BASIS OF THE ACCOUNTING DATA ACCORDING TO IAS FOR THE YEAR UNDER REPORT;*
- *0.68 PER CENT OF THE AMOUNT OF COMPANY'S NET PROFIT ALLOCATED FOR DIVIDEND PAYMENT ACCORDING TO THE RESULTS OF THE YEAR UNDER REPORT*

VOTING RESULTS:
ON DETERMINING THE STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF OJSC NORTH-WEST TELECOM DATED 20.09.2004
IN FAVOUR – 93.4%
AGAINST – 0.12%
ABSTENTIONS – 1.83%
ON DETERMINING THE STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF OJSC NORTH-WEST TELECOM DATED 27.06.2005
IN FAVOUR – 93.15%

AGAINST – 0.38%
ABSTENTIONS – 1.83%

<u>2.5.10. On the tenth issue of the agenda:</u>
<u>MOTION FOR VOTING:</u>
TO TERMINATE THE PARTICIPATION OF THE COMPANY IN THE ISKRA ASSOCIATION OF OPERATORS OF THE FEDERAL BUSINESS SERVICING NETWORK
<u>VOTING RESULTS:</u>
IN FAVOUR – 92.06%
AGAINST – 0.09%
ABSTENTIONS – 1.69%

<u>2.5.11. On the eleventh issue of the agenda:</u>
<u>MOTION FOR VOTING:</u>
TO TERMINATE THE PARTICIPATION OF THE COMPANY IN THE NONPROFIT ORGANIZATION - UNION OF COMMUNICATION FACILITIES MANUFACTURERS AND CONSUMERS
<u>VOTING RESULTS:</u>
IN FAVOUR – 93.58%
AGAINST – 0.09%
ABSTENTIONS – 1.68%

2.6. Wording of the decisions taken by the general meeting:

<u>2.6.1. On the first issue of the agenda:</u>
TO APPROVE THE ANNUAL REPORT OF THE COMPANY FOR 2004, THE ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS DISTRIBUTION OF PROFIT, INCLUDING THAT FOR DIVIDEND PAYMENT, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2004).

<u>2.6.2. On the second issue of the agenda:</u>
DIVIDEND FOR THE YEAR 2004 SHALL BE PAID:
FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.469 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2005 TILL 15TH DECEMBER 2005;
FOR COMMON SHARES IN THE AMOUNT OF 0.248 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15TH AUGUST 2005 TILL 15TH DECEMBER 2005.

<u>2.6.3. On the third issue of the agenda:</u>
THE BOARD OF DIRECTORS WITH THE FOLLOWING MEMBERS SHALL BE ELECTED:
Vladimir Alexandrovich Akulich
Konstantin Vladimirovich Belyaev
Alexandr Alexandrovich Gogol
Dmitry Georgiyevich Yefimov
Alexandr Vyacheslavovich Ikonnikov
Alexandr Nikolayevich Kiselev
Dmitry Vladimirovich Levkovsky
Nikolay Moiseevich Popov
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Valery Nikolayevich Yashin

<u>2.6.4. On the fourth issue of the agenda:</u>
TO ELECT THE AUDITING COMMITTEE OF THE COMPANY WITH THE FOLLOWING MEMBERS:
Ruslan Kyarimovich Aksyaitov
Natalya Viktorovna Yermolayeva
Yelena Viktorovna Zabuzova
Alexandr Vladimirovich Kachurin
Konstantin Yuryevich Kravchenko

Yekaterina Alexandrovna Pavlova
Nataliya Petrovna Utina

2.6.5. On the fifth issue of the agenda:
THE ERNST & YOUNG LIMITED LIABILITY COMPANY SHALL BE APPROVED AS THE COMPANY'S AUDITOR FOR THE YEAR 2005.

2.6.6. On the sixth issue of the agenda:
1) AMENDMENTS AND ADDITIONS NO.1 TO THE COMPANY'S ARTICLES OF ASSOCIATION (CHARTER) SHALL BE INTRODUCED
2) AMENDMENTS AND ADDITIONS NO.2 TO THE COMPANY'S ARTICLES OF ASSOCIATION (CHARTER) SHALL NOT BE INTRODUCED
3) THE COMPANY'S ARTICLES OF ASSOCIATION IN THE NEW VERSION SHALL BE APPROVED TAKING INTO ACCOUNT THE ADOPTED AMENDMENTS AND ADDITIONS

2.6.7. On the seventh issue of the agenda:
THE PROVISIONS ON THE GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS SHALL BE APPROVED IN THE NEW VERSION

2.6.8. On the eighth issue of the agenda:
PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS SHALL BE APPROVED IN THE NEW VERSION

2.6.9. On the ninth issue of the agenda:
1) THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF OJSC NWT DATED 20.09.2004 SHALL BE ESTABLISHED:

- *0.26 PER CENT OF EBITDA (EARNINGS BEFORE INTEREST, PROFIT TAX, DEPRECIATION AND AMORTIZATION OF FIXED ASSETS AND INTANGIBLE ASSETS) OF THE COMPANY ON THE BASIS OF THE ACCOUNTING DATA ACCORDING TO IAS FOR THE YEAR UNDER REPORT;*
- *0.68 PER CENT OF THE AMOUNT OF COMPANY'S NET PROFIT ALLOCATED FOR DIVIDEND PAYMENT ACCORDING TO THE RESULTS OF THE YEAR UNDER REPORT*

2) THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION FOR THE YEAR 2005 TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF OJSC NWT DATED 27.06.2005 SHALL BE ESTABLISHED:

- *0.26 PER CENT OF EBITDA (EARNINGS BEFORE INTEREST, PROFIT TAX, DEPRECIATION AND AMORTIZATION OF FIXED ASSETS AND INTANGIBLE ASSETS) OF THE COMPANY ON THE BASIS OF THE ACCOUNTING DATA ACCORDING TO IAS FOR THE YEAR UNDER REPORT;*
- *0.68 PER CENT OF THE AMOUNT OF COMPANY'S NET PROFIT ALLOCATED FOR DIVIDEND PAYMENT ACCORDING TO THE RESULTS OF THE YEAR UNDER REPORT*

2.6.10. On the tenth issue of the agenda:
TO TERMINATE THE PARTICIPATION OF THE COMPANY IN THE ISKRA ASSOCIATION OF OPERATORS OF THE FEDERAL BUSINESS SERVICING NETWORK

2.6.11. On the eleventh issue of the agenda:
TO TERMINATE THE PARTICIPATION OF THE COMPANY IN THE NONPROFIT ORGANIZATION - UNION OF COMMUNICATION FACILITIES MANUFACTURERS AND CONSUMERS

3. Signature
3.1. General Manager ¬___________________V.A. Akulich 3.2. Date July 05, 2005 Official seal

NOTICE ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE JOINT STOCK COMPANY'S SECURITIES
"INCREASED INTERNATIONAL CREDIT RATING AND THE CREDIT RATING ACCORDING TO THE NATIONAL SCALE".

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the issuer company:	*OJSC NWT*
1.3. Place of issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer code assigned by the registering authority:	*00119-A.*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Object of assigning the rating: *issuer*
2.2. Full official name of the organization that gave the credit rating: *Standard & Poor's*
2.3. Place of business of the organization that gave the credit rating: *55 Water Street New York, NY, United States, 10041 (central office)*
k.2, d, 4/7, ul. Vozdvizhenka, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)
2.4. Rating: *International credit rating*
2.5. Value of rating before the revision: *B-/positive*
2.6. Value of rating after the revision: *B+/stable*
2.7. Rating: *Credit rating according to the national scale:*
2.8. Value of rating before the revision: *ruBBB+*
2.9. Value of rating after the revision: *ruA+*
2.10. Other information: *Detailed information is available on the web-site of the rating agency (http://www.standardandpoors.ru)*

3. Signature

3.1. General Manager ¬__________________V.A. Akulich

3.2. Date July 18, 2005 Official seal

APPROVED
by the Annual General Meeting of the Shareholders
of the Open Joint-Stock Company
North-West Telecom
Minutes No. 01-05 of July 04, 2005

Chairperson of the General Meeting of the Shareholders

V.A. Akulich

Registered at the Interdistrict Inspectorate for Taxes and Duties of Russia No.15 on July 19, 2005
No.2057811676206

CHARTER (ARTICLES OF ASSOCIATION)

of the Open Joint-Stock Company
North-West Telecom
(Version 03 - 05)

St.Petersburg
2005

Article 1.
General

1.1. The North-West Telecom Open Joint Stock Company (hereinafter referred to as "the Company"), previously named Petersburg Telephone Network Open Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 28.11.2001, Minutes No. 1), also known as Petersburg Telephone Network Open-Type Joint Stock Company (the name was changed in accordance with the resolution of the General Meeting of the Shareholders dated 18.04.96, Minutes No. 1, to bring the name into line with the RF Civil Code and the Federal Law on Joint-Stock Companies) was established by the City Assets Management Committee of the Mayor's Office of St. Petersburg – Territorial Agency of the State Committee of Public Properties of the Russian Federation in its Resolution of February 10th, 1993.

The Company has been founded as a result of re-organization of the state communication and information engineering enterprise The Leningrad City Telephone Network Awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation of 01.07.92 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Stock Companies" and other legislative acts of the Russian Federation.

In accordance with the privatization plan approved by the Chairman of the City Assets Management Committee of the Mayor's Office of Saint Petersburg of 10th February 1993 the Company is a legal successor of all the rights and obligations of the public communications and information company "Leningrad City Telephone Network, Red Banner Medal" in respect of all the obligations concerning all its creditors and debtors.

1.2. On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated 03 April 2000, the Company was reorganized by affiliating the St. Petersburg Long-Distance and International Telephone Open Joint Stock Company (OJSC "SPb LDIT") and St. Petersburg Telegraph Open Joint Stock Company" (OJSC "SPT").

In compliance with the:

- the transfer deed approved by the General Meeting of the Shareholders of the OJSC "St. Petersburg Long-Distance and International Telephone" of 31st March 2000, Minutes No.1/2000,

- the transfer deed approved by the General Meeting of the Shareholders of the OJSC "St.Petersburg Telegraph" of 30th March 2000, Minutes No.1-00,

The Company is the assignee of all rights and duties of OJSC St. Petersburg Long-Distance International Telephone and OJSC St. Petersburg Telegraph in respect of all liabilities relative to all their creditors and debtors.

1.3. On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated November 28, 2001, the Company was reorganized by affiliating Arkhangelsk Oblast Artelecom Open Joint Stock Company (OJSC "Artelecom"), Vologda Oblast Elektrosvyaz Open Joint Stock Company (OJSC Vologda Oblast Elektrosvyaz), Kaliningrad Oblast Elektrosvyaz Open Joint Stock Company (OJSC "Kaliningrad Oblast Elektrosvyaz"), Republic of Karelia Elektrosvyaz Open Joint Stock Company (OJSC Republic of Karelia Elektrosvyaz), MurmanElektrosvyaz Open Joint Stock Company (OJSC "MurmanElektrosvyaz"), Novgorodtelecom Open Joint Stock Company (OJSC "Novgorodtelecom"), Pskov Oblast Elektrosvyaz Open Joint Stock Company (OJSC "PskovElektrosvyaz"), and CherepovetsElektrosvyaz Open Joint Stock Company (OJSC " CherepovetsElektrosvyaz ").

In compliance with the:

- the transfer deed dated 22nd November 2001, approved by the General Meeting of the Shareholders of OJSC "Artelecom " of 22nd November 2001, Minutes No.8,

- the transfer deed dated 21st November 2001, approved by the General Meeting of the Shareholders of the OJSC "Vologda Oblast Elektrosvyaz" of 21st November 2001, Minutes No.8,

- transfer deed dated 23rd November 2001, approved by the General Meeting of the Shareholders of the OJSC Kaliningrad Oblast Elektrosvyaz of 23rd November 2001, Minutes No.1,

- transfer deed dated 26 November 2001, approved by the General Meeting of the Shareholders of the OJSC Republic of Karelia Elektrosvyaz of 26 November 2001, Minutes No.10,

- transfer deed dated 19 November 2001, approved by the General Meeting of the Shareholders of the OJSC "MurmanElektrosvyaz" of 19 November 2001, Minutes No.8,
- transfer deed dated 21 November 2001, approved by the General Meeting of the Shareholders of the OJSC "Novgorodtelecom" of 21 November 2001, Minutes No.8,
- transfer deed dated 22 November 2001, approved by the General Meeting of the Shareholders of the OJSC "PskovElektrosvyaz" of 22 November 2001, Minutes No.2,
- transfer deed dated 20 November 2001, approved by the General Meeting of the Shareholders of the OJSC "ChrepovetsElektrosvyaz" of 20 November 2001, Minutes No.2,

the Company is the legal successor of all the rights and obligations of the OJSC "Artelecom", OJSC Vologda Oblast Elektrosvyaz, OJSC Kaliningrad Oblast Elektrosvyaz, OJSC Republic of Karelia Elektrosvyaz, OJSC "MurmanElektrosvyaz", OJSC "Novgorodtelecom", OJSC "PskovElektrosvyaz", OJSC "ChrepovetsElektrosvyaz" under all the liabilities in respect of all their creditors and debtors.

1.4. On the basis of the resolution of the extraordinary General Meeting of Shareholders of the Open Joint-Stock Company "North-Wert Telecom" dated 15th April 2004 the Company was re-organized in the form of takeover with the Open Joint-Stock Company "Lensvyaz" (Lensvyaz OJSC), the Open Joint-Stock Company "Svyaz" of the Komi Republic (Svyaz OJSC of Komi).

In compliance with the:

- statement of transfer of 10th March 2004 approved by the general meeting of the shareholders of OJSC Lensvyaz of 14th April 2004, Minutes No.1, and
- statement of transfer of 12th April 2004 approved by the general meeting of the shareholders of OJSC Svyaz of Komi of 12th April 2004, Minutes No.13,

The Company is the assignee of all rights and obligations of Lensvyaz OJSC and Svyaz OJSC of Komi in respect of all obligations regarding all their creditors and debtors.

Termination of the activity of the OJSC "St. Petersburg Long-Distance and International Telephone" was registered at the Registration Chamber of the Administration of Saint Petersburg by Resolution No.228239 of 28 December 2000 as a result of its reorganization in the form of affiliation with the OJSC "Petersburg Telephone Network".

Termination of the activity of the OJSC "St.Petersburg Telegraph" was registered at the Registration Chamber of the Administration of Saint Petersburg by Resolution No.228240 of 28 December 2000 as a result of its reorganization in the form of affiliation with the OJSC "Petersburg Telephone Network".

Termination of the activity of the OJSC "Artelecom" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Arhkangelsk of 31 October 2002 under the state registration No.2022900516747 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC Vologda Oblast Elektrosvyaz was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Vologda on 31 October 2002. under the state registration No.2023500885384 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC Kaliningrad Oblast Elektrosvyaz was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for Leningrad District of the City of Kaliningrad on 31 October 2002 under the state registration No.2023900996601 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC Republic of Karelia Elektrosvyaz was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Petrozavodsk of the Republic of Karelia on 31 October 2002 under the state registration No. 2021000523652 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "MurmanElektrosvyaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Murmansk of Murmansk Region on 31 October 2002 under the state registration No.2025100850784 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Novgorodtelecom" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Veliky Novgorod on 31 October 2002 under the state registration No.2025300789050 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "PskovElektrosvyaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Pskov of Pskov Region on 31 October 2002 under the state registration No.2026000965308 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "ChrepovetsElektrosvyaz" was registered at the Inspectorate of the Ministry of the Russian Federation on Taxes and Duties for the City of Cherepovets of Volodga Region on 31 October 2002 under the state registration No.2023541236079 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Lensvyaz" was registered at the Inter-district Inspectorate of the Ministry of the Russian Federation on Taxes and Fees No. 9 for Saint Petersburg of 01st October 2004 under the state registration No. 2047840000393 as a result of its reorganization in the form of affiliation with the OJSC "North-West Telecom".

Termination of the activity of the OJSC "Svyaz" of the Komi Republic was registered at the Inter-district Inspectorate of the Ministry of the Russian Federation on Taxes and Fees No. 9 for Saint Petersburg of 01st October 2004 under the state registration No. 2047840000382 as a result of its reorganization in the form of affiliation with OJSC "North-West Telecom".

Article 2.
Name and Place of Business of the Company

2.1. Full official name of the Company in Russian:
открытое акционерное общество «Северо-Западный Телеком».

2.2. Abbreviated official name of the Company in Russian:
ОАО «СЗТ».

2.3. Full official name of the Company in English:
OJSC North-West Telecom

2.4. Abbreviated official name of the Company in English:
OJSC N. W. Telecom.

2.5. Place of the Company's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, Russia, 191186

2.6. Postal address of the Company: 14/26, ul. Gorokhovaya (26 ul. Bolshaya Morskaya), St. Petersburg, 191186. Telephone (812) 315 47 06; Fax (812) 110 62 77.

Article 3.
Legal Status of the Company

3.1. By its type, the Company is an open joint stock company. The Company was established for an unlimited period of activity.

The legal status of the Company, the procedures of its activity, restructuring and winding-up as well as the rights and duties of the Company's shareholders shall be determined by the Civil Code of the Russian Federation, the Federal Law on Joint-Stock Companies, other Federal laws and other legal acts of the Russian Federation approved by the relevant public bodies within their authority as well as by the present Articles of Association.

In case of subsequent changes in provisions of the current legislation of the Russian Federation the present Articles of Association shall be applied in the part that does not contradict the binding laws.

On issues that are not reflected in the present Articles of Association, the Company shall be guided by the current legislation of the Russian Federation as well as other legal acts adopted within the authority of the relevant state bodies.

3.2. The Company is a legal entity and owns a separate property recorded on its independent inventory. The Company may acquire and exercise vested interests and personal intangible rights, perform duties, and be a plaintiff or a defendant in court on its own behalf.

The Company shall have a round seal bearing its full corporate name in Russian and an indication to its place of business as well as other seals bearing officially approved lettering, stamps, and corporate letterhead forms with the Company's name, its own logo, trademark registered according to the official procedure and other instruments of visual identification.

The Company's branches and other structural divisions may have a round seal bearing the full names of the Company and the respective branch/structural division in Russian, and an indication to the place of registration of the Company, as well as other seals bearing lettering approved according to the appropriate procedure, and necessary stamps and forms designed in a uniform corporate style. Information on round seals so provided shall be contained in the Provisions on appropriate branches and divisions.

The Company may, according to the legally established procedure, open bank accounts in and outside the Russian Federation.

3.3. The Company shall be held liable for its commitments to the extent of the value of property owned by it, which may be seized for recovery purposes under the laws of the Russian Federation. The shareholders shall not be held liable for the Company's commitments, and shall take the risk of losses related to its activities to the extent of the value of shares owned by them. Any shareholders who have not paid up their shares in full shall be jointly liable for the Company's commitments to the extent of the outstanding part of the value of shares owned by them.

3.4. The Company shall not be held liable for liabilities of the state and its bodies, or of its own shareholders. Equally, the state and its bodies and shareholders shall not be held liable for liabilities of the Company.

3.5. With a view to implementing the state, social, economic and tax policy the Company shall bear responsibility for the integrity of documents (managerial, financial and economic, on personnel etc.), ensure the transfer for state custody of the documents having scientific and historical value, keep and use the documents on personnel, as well as personal information on the Company's employees, in accordance with the established procedure.

3.6. The Company shall ensure preservation of the information constituting a state secret in case of a change in the Company's functions, its form of ownership, reorganization, winding-up or termination of operations using such information.

Access of the shareholders, members of the Company's managing bodies to the information constituting a state secret shall be effected in accordance with the current legislation.

Article 4.
Purpose and activities of the Company

4.1. The main goal of the Company is earning profit.

4.2. The basic areas of the Company's business are:

4.2.1. local and intra-zone telephone communication services;

4.2.2. provision of long-distance and international telephone communication services via payphones and call offices;

4.2.3. cellular mobile communication services in the 450 MHz band;

4.2.4. mobile radiotelephone communication services (trunking);

4.2.5. mobile radio communication services of ALTAY type;

4.2.6. personal radio paging services;

4.2.7. personal radio paging services with VHF/FM channel multiplexing;

4.2.8. services of leasing of data channels, TV program and audio broadcasting channels, local intra-zone channels and communication paths, and physical circuits for telecommunication signal transmission;

4.2.9. telematic services (including e-mail, information resource access, facsimile message, information/inquiry , message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);

4.2.10. data transmission services;

4.2.11. telephone communication services using technical facilities of an intelligent communication network;

4.2.12. telegraph communication services (including the "Telegram" service and the AT/Telex network services);

4.2.13. cable network telecasting;

4.2.14. services of wired radio;

4.2.15. TV broadcasting services using transmitting facilities;

4.2.16. broadcasting services using transmitting facilities;

4.2.17. local telephone communication services using radio access equipment;

4.2.18. carrying out work related to the use of data considered a state secret;

4.2.19. measures and/or services in the field of state secrets protection;

4.2.20. measures and/or services in the field of state secrets protection related to cryptographic device functioning;

4.2.21. measures and/or services in the field of state secrets protection related to engineering protection of information;

4.2.22. provision of cryptooperation services in respect of information not constituting a state secret;

4.2.23. maintenance of coding facilities intended for cryptographic protection of information not constituting a state secret;

4.2.24. distribution of coding facilities intended for cryptographic protection of information not constituting a state secret;

4.2.25. measures in the field of commercial secrets protection.

4.2.26. design of buildings and structures with special sections developed such as: construction organization, cost-estimate documentation and investment efficiency;

4.2.27. expert assessment of front-end and design documents;

4.2.28. building and operation of trunk, zonal, and local telecommunication networks, and development, implementation, and operation of the telecommunication network to provide data transmission of different types (speech data transmission, facsimile, telegraph, and other transmission);

4.2.29. general construction and construction & assembly work for construction of buildings and structures of Criticality Class II;

4.2.30. installation of internal utility piping and equipment, and process equipment assembly, adjustment, and start-up;

4.2.31. functions of general contractor and principal/developer; process and construction engineering;

4.2.32. construction, major repair, rebuilding, expansion, and updating of communication facilities;

4.2.33. construction, major repair, rebuilding, expansion, and updating of civil buildings;

4.2.34. geodetic survey and mapping;

4.2.35. maintenance, repair, and sale of metering and cash register machines;

4.2.36. maintenance, repair, and sale of communication facilities;

4.2.37. installation, repair, and maintenance of security alarms;

4.2.38. recovery of networks and communication facilities after failures and damage;

4.2.39. priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;

4.2.40. actions to provide communication services in emergency situations;

4.2.41. implementation, in the established procedure, of mobilization plans for communication networks and emergency prevention and control actions;

4.2.42. leasing out property;

4.2.43. gas facilities operation;

4.2.44. organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;

4.2.45. testing, in particular for certification purposes. Metrology services:

4.2.46. design, development, and implementation of advanced technologies;

4.2.47. production and sales of components and spare parts for various systems, mechanisms and devices;

4.2.48. design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;

4.2.49. production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;

4.2.50. procurement, processing and sale of wood, production of joinery and furniture;

4.2.51. design and development of software and dataware for automated systems of various applications;

4.2.52. production, processing, and sale of animal and vegetal products;

4.2.53. production and sale of consumer goods;

4.2.54. purchasing and intermediary trade business;

4.2.55. participation in establishment of stock, commodity, and other exchanges, and trading houses;

4.2.56. professional training and education of employees in and outside the RF;

4.2.57. creating a network of company shops in RF and abroad.

4.2.58. providing services in the field of:

management of leisure, hotel, and medical services;

cargo and passenger carriages by motor road, railway, by water and by other modes of transport;

consulting, marketing and engineering;

information business in compliance with active laws;

production of advertising facilities; advertising services;

4.2.59. sale and acquisition of patents, inventions and know-how's according to the procedure established by the law;

4.2.60. organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;

4.2.61. organization of cultural exchanges without currency payments.

4.3. Having the general legal capacity, the Company shall have civil rights and perform civil duties necessary to implement any kind of activity that is not prohibited by the federal laws.

The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

Article 5.
Branches and Representative Offices of the Company

5.1. The Company may establish its branches and open its representative offices both in and outside of the Russian Federation according to the officially established procedure. Such branches and offices shall not be considered as legal entities.

5.2. The Company has the following branches:

5.2.1. Arhkangelsk Oblast Artelecom branch of North-West Telecom Open Joint Stock Company, place of business:

45, Troitsky prospekt, Arkhangelsk, Archangelsk oblast, 163061, Russia;

5.2.2. LENSVYAZ branch of the open joint-stock company North-West Telecom, place of business:

15, ul. Pochtamtskaya, St. Petersburg, 190000, Russia;

5.2.3. MURMANELECTROSVYAZ branch of the open joint-stock company North-West Telecom, place of business:

82-a, Lenina pr., Murmansk, Murmansk oblast, 183038, Russia;

5.2.4. NOVGORODTELECOM branch of the open joint-stock company North-West Telecom, place of business:

2, ul. Lyudogoshcha, Veliky Novgorod, Novgorod oblast, Russia, 173001

5.2.5. Petersburg Telephone Network branch of North-West Telecom Open Joint Stock Company, place of business:
24, ul. Bolshaya Morskaya, Saint Petersburg, 191186, Russia;

5.2.6. SVYAZ OF THE REPUBLIC OF KOMI, a branch of the open joint-stock company North-West Telecom, place of business:
60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981

5.2.7. VOLOGDA OBLAST ELEKTROSVYAZ branch of North-West Telecom Open Joint Stock Company, place of business:
4, Sovetsky prospekt, Vologda, Vologda oblast, Russia, 160035;

5.2.8. KALININGRAD OBLAST ELEKTROSVYAZ branch of North-West Telecom Open Joint Stock Company, place of business:
24, ul. Bolnichnaya, Kaliningrad, Kaliningrad oblast, Russia, 236040;

5.2.9. REPUBLIC OF KARELIA ELEKTROSVYAZ branch of North-West Telecom Open Joint Stock Company, place of business:
5, ul. Dzerzhinskogo, Petrozavodsk, the Republic of Karelia, Russia, 185000;

5.2.10. PSKOV OBLAST ELEKTROSVYAZ branch of North-West Telecom Open Joint Stock Company, place of business:
5, Oktyabrsky pr., Pskov, Pskov oblast, Russia, 180000

5.3. The subsidiaries and representative offices of the Company shall act in compliance with the Provisions thereon to be approved by the Board of Directors. The Board of Directors shall take decisions on establishing branches and opening representative offices, and on their winding-up.

Heads of branches and representative offices shall be nominated and dismissed by the General Manager by preliminary agreement with the Board of Directors of the Company and shall act on behalf of the Company on the basis of a power of attorney.

By resolution of the Managing Board a collective executive body of a branch can be set up organizing the execution of decisions of the Company's bodies and acting on the basis of the Provisions approved by the Managing Board of the Company.

Article 6.
Authorized Capital of the Company. Floated and Stated Shares

6.1. The authorized capital of the Company is 1,131,414,770 (one billion one hundred thirty one million four hundred fourteen thousand seven hundred seventy) roubles.

6.2. The Authorized Capital of the Company shall consist of the nominal value of the shares issued in a non-documentary form and purchased by the Company's shareholders, including:

6.2.1. Common registered shares - 881,045,433 (eight hundred eighty one million forty five thousand four hundred thirty three). The face value of each common share is 1 (one) rouble.

6.2.2. Preferred registered shares, type A 250,369,337 (two hundred fifty million three hundred sixty nine thousand three hundred thirty seven). The face value of each preferred type A share is 1 (one) rouble.

6.3. The Company shall be entitled to float 6,098 (six thousand ninety eight) common registered nondocumentary shares (stated shares) in addition to the floated common shares. The face value of each stated common share shall be 1 (one) rouble.

The Company is entitled to float, in addition to the floated preferred shares, type A, 32,486 (thirty two thousand four hundred eighty six) preferred registered non-documentary shares, type A (stated shares). The face value of each stated preferred share, type A, shall be 1 (one) rouble.

6.4. Stated shares provided for under paragraph 6.3 of the present Charter, in case of their floatation, shall grant all the rights specified by clauses 7, 8 of the Charter for the Company's shares of the relevant category (type).

6.5. The authorized Capital of the Company may be increased following the procedure provided for by the current legislation of the Russian Federation and the present Charter as follows:

6.5.1. by increasing the share denomination of the Company;

6.5.2. by floating additional shares within the number of the stated shares specified under paragraph 6.3 of the present Charter.

6.6. Increase of the Authorized Capital of the Company by increasing the nominal value of the shares shall be effected based on a resolution of the General Meeting of the Shareholders of the Company taken by the majority of votes of holders of the Company's voting shares attending the Meeting.

6.7. Increase of the Authorized Capital of the Company by floating additional shares by closed subscription is effected on the basis of a resolution of the General Meeting of the Shareholders of the Company taken by the majority of three quarters of holders of the Company's voting shares attending the Meeting.

6.8. The authorized capital of the Company may be increased by floating extra common shares through public subscription in case the number of extra shares floated through public subscription is more than 25 per cent of the common shares earlier floated by the Company, provided there has been a respective decision of the general meeting of the shareholders of the Company, taken by the majority of three quarters of the votes of the shareholders holding voting shares of the Company and taking part in the meeting.

6.9. Increase of the Authorized Capital of the Company by floating additional shares by open subscription, except for the cases specified under paragraph 6.8 of the present Charter, is effected on the basis of a resolution of the Board of Directors of the Company taken unanimously by all the members of the Board of Directors without taking into account the votes of retired members of the Board of Directors.

6.10. Payment for additional shares floated by subscription can be effected by cash, securities, other objects or property or other rights having a monetary evaluation. Form of payment for additional shares shall be determined by the resolution on their floatation.

6.11. The authorized Capital of the Company may be reduced by reducing the share denomination or reducing their total quantity, among other things, through buying a part of the shares in the cases provided for by the Federal Law on Joint-Stock Companies.

6.12. A resolution on reducing the Authorized Capital of the Company by reducing the share denomination or by buying a part of the shares for reducing their total number shall be taken by the General Meeting of the Shareholders by the majority of votes of holders of the Company's voting shares attending the Meeting.

6.13. The Company has no right to reduce its Authorized Capital if as a result of such reduction its amount will be less than the 1,000-fold amount of the minimum salary determined by the federal law as of the date of submitting the documents for state registration of the relevant changes to the Company's Charter, and when the Company, in accordance with requirements of the current legislation of the Russian Federation, has to reduce its Authorized Capital – as of the date of the Company's state registration.

6.14. If, upon expiry of the second and each subsequent fiscal year, in accordance with the annual balance sheet proposed for approval by the Company's shareholders, or with audit results, the cost of the Company's net assets appears to be less than its Authorized Capital, the Company shall reduce its Authorized Capital to a value not exceeding the cost of its net assets.

Article 7.
Rights and Duties of Holders of Common Shares of the Company

7.1. Each common share of the Company shall grant its holders equal rights.

7.2. Each shareholder – holder of common stock of the Company has the following rights:

7.2.1. participate in the General Meeting of the Shareholders of the Company according to the procedure provided for by the effective legislation of the Russian Federation;

7.2.2. receive dividends according to the procedure provided for by the effective laws of the Russian Federation and the present Charter, when the same are declared by the Company;

7.2.3. receive a part of the Company's property remaining after the winding-up thereof, in proportion to the number of shares held;

7.2.4. have access to documents provided for by Article 89.1 of the Federal Law on Joint-Stock Companies according to the procedure provided for by Article 91 of the said Law, and to obtain their copies for a compensation;

7.2.5. demand that the Company Registrar confirm shareholder's rights to shares by issuing to the shareholder an extract from the Company's Shareholders Register;

7.2.6. obtain from the Company Registrar information on all entries in his bankbook and other information provided for by statutory acts of the Russian Federation regulating the procedure of keeping the Shareholders Register;

7.2.7. alienating shares held by him without consent of other shareholders of the Company thereto;

7.2.8. in the cases provided for by the effective laws of the Russian Federation, defend his/her/its violated civil rights in court, and in particular, claim damages from the Company;

7.2.9. demand that the Company buy in all or part of the shares owned by such Shareholder, in the cases and according to the procedure provided for by the effective laws of the Russian Federation;

7.2.10. sell shares to the Company when the Company decides to buy such shares;

7.2.11. demand from the Company an extract from the list of persons authorized to participate in the General Meeting of the Shareholders containing data on the Shareholder;

7.2.12. Shareholders of the Company shall have pre-emptive right to purchase additional shares and issued convertible bonds, that are floated by public subscription, in numbers proportionate to the number of shares of actually owned by them.

7.3. A shareholder holding more than 1 per cent of the Company's voting shares is entitled to demand that the Company's Registrar provide information on the names of shareholders listed in the register of shareholders, and on the number, category, and denomination of the shares owned by them (such information shall be provided omitting the shareholders' names).

7.4. Shareholder(s) holding in the aggregate at least 1 per cent of the Company's floated common shares are entitled to bring a lawsuit against a member of the Company's Board of Directors, against the one-person executive body of the Company, a member of the collegiate executive body of the Company or against its managing organization or its manager, claiming damages incurred by the Company as a result of culpable acts (omission) of the above persons, unless other grounds or extent of responsibility are provided for by the federal laws.

7.5. Shareholders holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

7.6. The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the Shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

7.7. The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. If, within the time period provided for by the effective laws of the Russian Federation and by this Charter, the Company's Board of Directors does not take a decision on convening an extraordinary General Meeting of the Shareholders or takes on a decision not to convene it, such extraordinary meeting may be convened by the said Shareholder(s).

7.8. Shareholder(s) holding in the aggregate at least 10 per cent of the Company's voting shares are entitled to demand an inspection of the Company's financial and economic operation at any time.

7.9. Shareholder(s) holding in the aggregate at least 25 per cent of the Company's voting shares are entitled to access to, and to receiving copies of accounting documents and session minutes of the collegiate executive body of the Company.

7.10. Holders of common shares of the Company shall have other rights provided for by the effective laws of the Russian Federation and by this Charter.

7.11. Each holder of common shares of the Company shall:

- inform the keeper of the Company's Shareholders Register of any changes in his/her/its data;
- not disclose confidential information on Company's activities.

7.12. When a Shareholder of the Company intends, severally or jointly with its affiliated person(s), to purchase 30 or more percent of the floated common shares of the Company, such Shareholder shall, at least 90 days in advance and not later than 30 days before the date of purchase of such shares, send the Company a written notification of his/her/its intention to buy the said shares. Upon completion of such transaction(s) of share purchase, the said Shareholder shall, within 30 days from the date of such purchase, invite other Shareholders of the Company to sell common shares of the Company and issued convertible bonds owned by them to the said Shareholder, at the market price, however, not lower than their weighted average price over the six months preceding the date of such purchase.

Rules under the present clause shall apply to acquisition of each 5 percent of floated common shares in excess of 30 percent of floated common shares of the Company.

Article 8.
Rights and Duties of Holders of Type A Preferred Shares

8.1. Each Type A preferred share of the Company shall grant its holder equal rights.

8.2. Holders of Type A preferred shares shall be entitled to an annual fixed dividend, unless otherwise provided for by this Charter. The total amount paid as dividend on each preferred type A share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares that make 25 per cent of the Company's authorized capital. If the total amount of the dividend paid by the Company on each common share in a certain year exceeds the amount to be paid as dividend on each type A preferred share, then the amount of the dividend paid on preferred shares must be increased to the amount of the dividend paid on common shares.

8.3. The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of re-organization and liquidation of the Company and also on the issues of introducing additions and amendments to the Company's Charter in the case such amendments restrict the rights of the said shareholders.

8.4. The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of the agenda of the meeting in the case when the meeting of shareholders, irrespective of the reasons, did not take a decision on dividend payment or took a decision on incomplete payment of the dividend under A type preferred shares. The owners of type A preferred shares will acquire this right starting from the Meeting next to the Annual General Meeting of Shareholders that did not pass a resolution on payment of the dividend, and shall lose this right from the moment of the first payment of dividend on such shares in full.

8.5. Holders of Type A preferred shares shall have the rights provided for under paragraphs 7.2.3, 7.2.4, 7.2.5, 7.2.6., 7.2.7, 7.2.8., 7.2.10, 7.2.11 and 7.2.12 of this Charter for holders of the Company's common shares. These rights are granted to shareholders – the owners of type A preferred shares in the case when such shares are not voting.

8.6. Holders of Type A preferred shares shall have the rights provided for under paragraphs 7.3, 7.6, 7.7, 7.8, and 7.9 of this Charter in cases when Type A preferred shares have the right to vote in respect of any item within the terms of reference of the General Meeting of the Shareholders.

8.7. The owners of type A preferred shares are entitled to demand redemption of all or a part of their shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation.

8.8. The owners of type A preferred shares holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

8.9. Holders of Type A preferred shares shall have other rights provided for by the effective laws of the Russian Federation, other statutory acts of the Russian Federation, and by this Charter.

8.10. Each holder of Type A preferred shares of the Company shall:

- inform the keeper of the Company's Shareholders Register of any changes in his/her/its data;
  - not disclose confidential information on Company's activities.

Article 9.
Funds of the Company

9.1. The Company shall form a Reserve Fund to the amount of 5 percent of the Authorized Capital of the Company.

The Reserve Fund of the Company shall be formed by mandatory annual deductions of at least five percent of the Company's net profit until the Fund reaches the amount determined under the present paragraph.

The Reserve Fund is intended for covering the Company's losses, and for redemption of the bonds of the Company and buying in its shares, where no other resources are available.

The reserve shall not be used for other purposes.

9.2. The Company may, by a resolution passed by the General Meeting of the Shareholders in relation to the matter provided for by subparagraph 13, paragraph 12.2 of this Charter, establish other funds, and in particular, an Equity Participation Fund for the Company's personnel.

The resources of the Equity Participation Fund shall be expended solely for buying in the Company's shares sold by the Company's Shareholders, for subsequent floatation of such shares with the said personnel.

When shares purchased at the expense of the Equity Participation Fund for the Company's personnel are sold to the Company's employees, the proceeds from such sale shall be allotted for setting-up the said Fund.

The procedure of forming and spending of the Fund's assets, and the purpose of the Fund shall be defined by the Provision on the Equity Participation Fund to be approved by the Company's Board of Directors.

Article 10.
Dividends of the Company

10.1. The Company may, once in a year, decide on (declare) the payment of dividend under the floated shares.

Dividend shall be paid out of the Company's net profit stated in the Profit and Loss Report of the Company for the year's results. Dividend under preferred shares may be paid out of the Company's funds specially allotted for this purpose.

The decision on payment of annual dividend, amount of the annual dividend, the form of its payment under shares of each category (type) shall be taken by General Meeting of the Shareholders. The amount of annual dividend shall not exceed the value recommended by the Company's Board of Directors.

For payment the dividend a list of persons entitled to annual dividend shall be drawn up at the Company. The list shall be prepared using the data of the Register as of the date of drawing-up the list of persons authorized to attend the annual General Meeting of the Shareholders.

10.2. Dividends on shares of all categories (types) shall be paid out within the time period to be set by the resolution of the General Meeting of the Shareholders to distribute the Company's annual dividends. Where the annual General Meeting of the Shareholders does not indicate the date of dividend payment on shares of all categories (types), the dividends on the said shares shall be paid within 60 days after passing the decision to pay the annual dividends.

10.3. When taking the decision on payment of the dividends, the Company shall be governed by restrictions set by the federal laws.

Article 11.
Register of the Company's Shareholders. Registrar of the Company

11.1. The Company shall ensure keeping and maintaining the Company's Shareholders Register in compliance with requirements of current legislation of the Russian Federation and other statutory acts of the Russian Federation.

11.2. The keeper of the Company's Shareholders Register shall be a specialist registrar exclusively busy with keeping the Shareholders Register and holding a license of an officially established type for such activity

Approval of the Company Registrar and of the terms of the contract therewith, and termination of the contract with the Registrar shall be based on a resolution of the Company's Board of Directors.

11.3. The Company shall not be relieved of the responsibility for maintaining and keeping of the Shareholders Register. Where any improper actions of the Registrar violate the civil rights of a shareholder or a nominee shareholder, such shareholder or nominee shareholder may, according to the procedure provided for by the effective laws of the Russian Federation, apply to a court with a claim that the Company should recover violated civil rights, including damages

11.4. The Company Registrar shall perform the functions of the Returning Board of the Company. As such, the Company Registrar shall verify authorization of, and register the persons attending the General Meeting of the Shareholders, qualify the quorum of the General Meeting of the Shareholders, explain controversial points raised in relation to the exercise by the Shareholders (or their representatives) of their voting rights at the General Meeting, clarify the procedure of voting on items put to the vote, maintain the prescribed procedure of voting and Shareholders' rights to participate in the voting, count the votes and sum up the voting, draft minutes on the voting results, and file the voting tickets in the archive.

When performing the functions of the Returning Board, the Registrar shall be guided by the effective legislation, the Company's Charter or other internal documents.

Article 12.
General Meeting of the Shareholders

12.1. The general meeting of the shareholders is the supreme management body of the company.

12.2. The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration to the Board of Directors, General Manager or Management Board of the Company:

1) revisions of, and amendments to this Charter, or approval of a new wording of the Charter (except for the cases provided for by the Federal Law on Joint-Stock Companies), in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

2) restructuring of the Company on which a decision shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

3) winding-up of the Company, appointment of a liquidation committee, and approval of the interim and the closing winding-up statement, decisions on which shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

4) electing members of the Board of Directors by cumulative voting;

5) premature termination of authority of members of the Board of Directors on which the decision shall be taken by the majority of votes of holders of the Company's voting shares attending the Meeting;

6) definition of the number, nominal value and category (type) of the Company's stated shares and rights entitled by these shares, in which cases decisions shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

7) increase of the Company's Authorized Capital by increasing the share denomination, resolution on which shall be passed by the majority of votes of holders of the Company's voting shares attending the Meeting;

8) increasing the authorized capital of the Company by floating extra common stock through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increase of the Company's Authorized Capital by floating additional shares in a close subscription in which case a decision shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

10) reduction of the Company's Authorized Capital by reducing the share denomination; purchase of a part of the shares by the Company in order to reduce their overall number as well as by redemption of shares bought or repurchased by the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

11) election to the Company's Auditing Committee, and premature termination of its members' authority. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

12) approval of the Company Auditor. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

13) approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company as well as the distribution of profit including the payment (declaration) of dividends and losses of the Company according to the fiscal year results. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

14) determination of the procedure of convening the General Meeting of the Shareholders of the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

15) splitting and consolidation of shares. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

16) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

17) taking resolutions on approval of major transactions related directly or indirectly to purchase, alienation or possible alienation by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions effected as part of the Company's usual business, transactions related to floatation (sale) of the Company's common shares by subscription and transactions related to floatation of issued securities convertible into common shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) resolution on participation in holding companies, financial/industrial groups, associations, and similar commercial groups. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

20) floatation by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are floated by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's common shares exceeding 25 percent of the previously floated common shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary general meeting of the Company's shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

22) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company, the decision being taken by the majority of the votes of the shareholders

holding the Company's voting shares and taking part in the meeting, except for the votes granted by the shares held by the said party and its affiliated parties;

23) decision on delegation of the authority of the Company's one-person executive body to a managing entity or a manager. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

24) decisions on other matters provided for by the Federal Law on Joint-Stock Companies and by this Charter.

12.3. The General Meeting of the Shareholders may pass resolutions on matters provided in subparagraphs 2, 7, 8 9, 15 – 19, 23, paragraph 12.2 of this Charter exclusively when presented by the Board of Directors. In these cases, other persons entitled under applicable laws of the Russian Federation to enter items on the agenda of an annual or extraordinary general meeting of shareholders may not demand from the Board of Directors entering the listed matters on the meeting's agenda.

The general meeting of shareholders may not consider or pass resolutions on matters that are not within its frame of reference according to the Federal Law "On Joint-Stock Companies".

The general meeting may not pass resolutions on matters that are not on the agenda, or revise the agenda.

12.4. When the General Meeting of the Shareholders resolves matters of revisions of, and amendments to this Charter that restrict the rights of holders of a particular type of the Company's preferred shares, a resolution on such revisions or amendments shall be deemed passed if at least three quarters of votes of holders of the Company's common shares attending the Meeting, and three quarters of holders of holders of the said particular type of shares are for such resolution.

12.5. The Company shall hold an annual General Meeting of the Shareholders once a year.

An annual general meeting of the shareholders shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

The annual General Meeting of the Shareholders shall resolve the following matters:

election of the Board of Directors of the Company,

election of the Auditing Committee of the Company,

approval of the Company Auditor,

approval of annual reports, annual accounting including profit and loss statements (income statements) of the Company, approval of distribution of profits, and, in particular, payment (declaration) of dividends, and losses of the Company according to the fiscal year results,

other matters within the frame of reference of the General Meeting of the Shareholders.

12.6. The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual general meeting of the shareholders and to propose candidates to the Board of Directors of the Company and to the Auditing Committee of the Company, the number of which may not exceed the number of members of the respective body as established by the Charter. Such proposals must be received by the Company not later than 60 days after the expiry of the fiscal year.

Proposals on nominees for the Board of Directors of the Company and Auditing Committee of the Company shall contain the information provided for by Article 53 of the Federal Law on Joint-Stock Companies and the following data on nominees:

data on a nominee's date of birth, citizenship, education, and his position as of the moment of proposing,

data on availability of a nominee's consent to be elected to the appropriate body of the Company.

12.7. Any general meetings of the Shareholders held in addition to the annual meeting shall be extraordinary.

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a demand of the Company's Auditing Committee, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. An extraordinary general meeting of the shareholders demanded by the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not

less than 10 per cent of the voting shares of the Company must be convoked by the Company's Board of Directors.

12.8. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

12.9. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

Where the number of members of the Board of Directors of the Company becomes less than the number making the quorum for meetings of the Board of Directors, the extraordinary General Meeting of the Shareholders convened by decision of the Board of Directors on the basis of its own initiative to decide on election of the Board of Directors of the Company, shall be held within 70 days after the Board of Directors of the Company takes the resolution on holding it.

12.10. During the preparation of the extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors of the Company on the agenda, any shareholder(s) jointly owning at least two percent of the Company's voting shares, may make nominations to the Board of Directors, the number of which may not exceed the membership of the Board of Directors as defined by this Charter. Such proposals shall be received by the Company at least 30 days before the date of the extraordinary General Meeting of the Shareholders.

Proposals on nominees for the Board of Directors of the Company shall contain the information provided for by Article 53 of the Federal Law on Joint-Stock Companies and by clause 12.6 of Article 12 of this Charter.

12.11. The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.

The date of drafting of the list of persons authorized to attend the General Meeting of the Shareholders shall be scheduled not earlier than the date of resolution on convening of the General Meeting of the Shareholders, not more than 50 days and not less than 45 days before holding it.

The date of drafting the list of persons authorized to attend an extraordinary General Meeting of the Shareholders with the item of election of the Board of Directors on the agenda shall be scheduled not earlier than the date of resolution on convening of an extraordinary General Meeting of the Shareholders, and not more later than 65 days before the date of its holding and not later than the date of informing on holding an extraordinary General Meeting of the Shareholders..

12.12. A notification on holding a general meeting of the shareholders must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

If the extraordinary general meeting of the shareholders is convoked upon demand of the Company's Auditing Committee, the Company's auditor or the shareholder(s) holding not less than 10 per cent of the Company's voting shares, then the notification on holding a general meeting must be provided not later than 20 days before the date it is to be held.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

12.13. The following information (materials) is provided to the persons entitled to participation in the general meeting of the shareholders according to the procedure and to the address(es) indicated in the notification on holding the general meeting of the shareholders:

annual accounting, including the Auditor's opinion and the Auditing Committee's report on the results of the audit of the annual accounts;

data on nominees for the Company's Board of Directors, Auditing Committee, provided for by clause 12.6. of Article 12 of this Charter,

draft revisions and amendments made in the Company's Charter or the draft Company's Charter in the new wording;

draft internal documents of the Company;

drafts of other documents, adoption of which is provided for in draft resolutions of the General Meeting of the Shareholders;

draft resolutions of the General Meeting of the Shareholders;

other information (materials) to be submitted in accordance with the current legislation,

other information (materials) required for passing resolutions on agenda items of the General Meeting of the Shareholders and included by the Board of Directors in the list of information (materials) submitted to the Shareholders during the preparation of the General Meeting of the Shareholders.

12.14. The General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by the Shareholders jointly owning over half of the floated voting shares of the Company.

Participants to the General Meeting of the Shareholders shall be defined as Shareholders registered for participation therein, and Shareholders whose tickets are received not later than two days before the date of the General Meeting of the Shareholders. Participants to the General Meeting of the Shareholders held in the format of absentee voting shall be defined as Shareholders whose tickets are received before the ticket filing deadline.

12.15. If the agenda of the General Meeting of the Shareholders comprises items to be voted by different groups of voters, the quorum for resolutions on such matters shall be fixed separately. In this case, the lack of quorum for resolutions on matters voted by one group of voters shall not prevent passing a resolution on matters voted by another group of voters where a quorum is provided.

12.16. Where no quorum is available to hold the annual General Meeting of the Shareholders, a repeated annual General Meeting of the Shareholders shall be held with the same agenda. Where no quorum is available to hold an extraordinary General Meeting of the Shareholders, a repeated extraordinary General Meeting of the Shareholders shall be held with the same agenda. A repeated General Meeting of the Shareholders shall be deemed competent (having a quorum), if it is attended by Shareholders jointly owning at least 30 percent of votes of the floated voting shares of the Company.

The notice of holding a repeated General Meeting of the Shareholders and sending (handing) of voting tickets shall be completed at least 20 days before the date of holding such a repeated General Meeting of the Shareholders.

The notice of holding a repeated General Meeting of the Shareholders, the agenda of which contains the item of Company reorganization, shall be issued at least 30 days before date of holding a repeated General Meeting of the Shareholders.

When a repeated General Meeting of the Shareholders is held earlier than 40 days after the failed General Meeting of the Shareholders, the persons authorized to attend such General Meeting of the Shareholders shall be named in conformity with the list of persons who were authorized to attend the failed General Meeting of the Shareholders.

12.17. The General Meeting of the Shareholders shall be chaired by a person exercising the functions of the one-person executive body, unless determined otherwise by the Company's Board of Directors.

12.18. Other matters related to preparation and conduct of annual and extraordinary General Meetings of the Shareholders, and in particular, the rules of procedure of the General Meeting of the Shareholders, shall be regulated by the Provision on the General Meeting of the Shareholders of the Company to be approved by the General Meeting of the Shareholders.

Article 13.
Company's Board of Directors

13.1. The Board of Directors is the Company's collegiate management body providing general supervision of the Company's activities.

13.2. The Company's Board of Directors is annually elected at the annual general meeting of shareholders by cumulative voting in the number of 11 persons.

13.3. The General Meeting of the Shareholders may pass a decision on premature termination of authority of members of the Board of Directors. In this case, such a decision may only be made in respect of all the members of the Board of Directors simultaneously.

In case of premature termination of authority of the Board of Directors, the authority of the new members of the Board of Directors shall remain valid until the next scheduled annual General Meeting.

13.4. The terms of reference of the Company's Board of Directors include the following issues:

1) determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment; annual discussion of strategic issues of the Company's development;

2) preliminarily approving operations which are beyond the framework established by the annual budget of the Company;

3) convoking the annual and extraordinary General Meetings of the Shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

4) approving the agenda of the General Meeting of the Shareholders;

5) setting the date for making up the list of the parties entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the General Meeting of the Shareholders;

6) preliminarily approving the annual report of the Company;

7) increase of the Company's Authorized Capital by floating by the Company of additional shares within the number of declared shares as defined by this Charter, except for the cases provided for under subparagraphs 8, 9 paragraph 12.2 of the present Charter;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 or less per cent of earlier floated common stock;

10) establishing the price (cash evaluation) of property and the price of floatation and redemption of issued securities in the cases provided for by the Federal Law on Joint-Stock Companies;

11) approving decisions on the issue of securities, offering circulars of securities issue, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them;

12) acquisition of shares, bonds and other securities floated by the Company in the cases provided for by the Federal Law On Joint-Stock Companies;

13) approval of the Company's registrar and the terms of the contract with him, as well as taking a decision on terminating the contract with him;

14) recommendations on the amount of dividend earned by shares, the form and time of its payment, and approval of a bylaw on dividend earned by shares of the Company;

15) the use of the reserve and other funds of the Company;

16) approving the bylaw regulating the procedures of internal control over financial and economic operation of the Company;

17) recommendations on the amount of remunerations and reimbursements paid to the members of the Company's Auditing Committee, approval of the terms of the contract made with the auditor, including the determination of his remuneration;

18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, agreeing upon candidates for the position of its manager and consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 0.75 to 25% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock;

21) approval of related-party transactions in the cases provided for under Chapter XI of the Federal Law on Joint-Stock Companies;

22) determining the basic principles of constructing the organizational structure of the Company;

23) creating branches, opening and liquidating representative offices, approving Provisions on them;

24) preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers;

25) determining the priority areas of the branches activities;

26) appointing the one-person executive authority (General Manager), establishing the term of his/her office, and early termination of his/her powers;

27) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

28) forming the collective executive authority (Management Board), establishing the term of its office, and early termination of the powers of the Management Board members;

29) agreeing upon combining positions in management bodies of other organizations by the person acting as the one-person executive body of the Company and by members of the Company's Management Board;

30) permitting to work for and receive wages from other organizations for the person acting as the one-person executive body;

31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, task groups, etc. and approving the Provisions on them;

32) appointing and dismissing the Corporate Secretary of the Company, and approving the Provisions on the Corporate Secretary and the staff of the Corporate Secretary;

33) approving terms of contracts (additional agreements) made with the General Manager, Members of the Management Board, managers of branches and representative offices, the manager of the Company's structural division exercising the internal control, with the Corporate Secretary of the Company, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

34) taking decisions on participation of the Company in other organizations (affiliation as a participant, terminating the participation, changing the amount or the face value of the share of participation, changing the number of shares or the face value of shares held by the Company) through purchasing or selling stock or shares and/or parts of shares and through investing extra contributions to the authorized capitals of other organizations;

35) taking decisions on participation of the Company in non-profit organizations, except for the cases provided for under sub-paragraph 18, paragraph.12.2 of the present Charter, by joining as a participant, termination of participation, making additional contributions (instalments) related to the Company's participation in non-profit organizations;

36) deciding issues included in terms of reference of general meetings of the participants of commercial companies in which the Company is the only participant entitled to vote at the general meeting of the participants;

37) determining the procedure of the Company's interaction with organizations in which the Company participates;

38) approving the bylaw(s) setting forth the rules and approaches towards disclosure of information about the Company, procedure of using information on the Company's activities, on securities of the Company and on transactions with them, which is not accessible to the general public;

39) approval of other internal documents of the Company, in addition to those provided for under paragraph 13.4 of the present Charter, regulating matters within the terms of reference of the Board of Directors of the Company, except for internal documents, the approval of which is assigned by the Company's Charter in the terms of reference of the General Meeting of the Shareholders and executive bodies of the Company;

40) approving the Company's risk management procedure;

41) approving the Code of Corporate Management of the Company.

42) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

13.5. Matters referred to frame of reference of the Board of Directors of the Company may not be delegated to a collegiate or one-person executive body of the Company.

13.6. Resolutions on the matters listed under subparagraphs 7 and 20 of paragraph 13.4 of these Articles of Association shall be passed unanimously by all the members of the Board of Directors except for the votes of dropped-out members of the Board of Directors.

Where unanimity of the Company's Board of Directors has not been achieved in matters listed under subparagraphs 7 and 20 of paragraph 13.4 of these Articles of Association, such matters may be presented to the general meeting of shareholders for resolution by decision of the Board of Directors. In this case, a decision may be passed by the majority of votes of holders of the Company's voting shares attending the meeting.

Decisions on the issues indicated in subparagraph 21 of paragraph 13.4 of these Articles of Association shall be taken by the majority of votes of independent directors who are not interested in making the transaction.

If all members of the Board of Directors of the Company are recognized as interested (related) parties and (or) are not independent directors, the transaction may be approved by a decision of the general meeting of the shareholders by the majority of votes of all shareholders holding voting shares who are not interested in the transaction.

13.7. Other matters defined by the Federal Law on Joint-Stock Companies and by this Charter to be in the frame of reference of the Board of Directors and not listed under clause 13.6 hereabove, shall be passed by the majority of votes of members of the Board of Directors attending the meeting.

13.8. The procedure of convening and holding meetings of the Board of Directors and the amount and procedure of paying remunerations and compensations to members of the Board of Directors shall be defined by the Provision on the Board of Directors to be approved by the General Meeting of the Shareholders.

13.9. Meetings of the Board of Directors shall be convened by the Chairman of the Board of Directors on his own initiative, or by request of a member of the Board of Directors, of the Company's Auditing Committee, the Company Auditor, one-person or collective executive body of the Company as well as on request of shareholder(s) jointly owning at least five percent of the Company's voting shares.

13.10. The quorum for a meeting of the Board of Directors of the Company shall be over half of elected members of the Board of Directors.

Meetings of the Board of Directors of the Company can be held in the form of joint presence (including the use of conference telecommunication facilities) or absentee voting.

13.12. When assessing the quorum and the results of voting at the meeting of the Board of Directors held in the form of joint presence account shall be taken of written opinions of any member of the Board of Directors absent at its meeting.

13.13. When deciding matters at a meeting of the Board of Directors, each member of the Board of Directors shall have one vote. In taking decisions by the Board of Directors, the Chairman of the

Board of Directors shall have the right of the casting vote in case of parity of votes of members of the Board of Directors.

13.14. The Chairman of the Board of Directors shall organize its functioning, convene meetings of the Board of Directors and take chair at them, supervise the minute keeping at its meetings and ensure effective operation of committees of the Board of Directors.

13.15. The Board of Directors may appoint a deputy to the Chairman of the Board of Directors. When the Chairman of the Board of Directors is absent, his functions (including the right to sign documents) shall be performed by his deputy, and when the latter is not available, one of the members of the Board of Directors by a decision of the Board of Directors to be passed by the majority of votes of its members attending the meeting.

Article 14.
The Managing Board of the Company

14.1. The Management Board is the Company's collegiate executive body ensuring the execution of decisions taken by the General Meeting of the Shareholders and by the Board of Directors of the Company.

14.2. The number and namelist of the members of the Management Board shall be established by the decision of the Company's Board of Directors upon proposal of the General Manager and members of the Board of Directors.

14.3. The Management Board shall be formed for the period determined by the Company's Board of Directors when appointing its members.

Upon decision of the Company's Board of Directors, the powers of any member (all members) of the Company's Management Board may be terminated earlier than planned.

In case of early termination of the powers of individual Members of the Management Board, the powers of newly appointed members shall have a duration limited by the period, for which the Company's Management Board has been formed.

14.4. The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) developing proposals on the priority areas of the Company's activities, including draft annual budgets, medium- and long-term budgets, strategies and programmes of the Company's development, proposals on introducing amendments to the said documents;

2) deciding upon the issues included in the terms of reference of supreme management bodies of non-profit organizations, in which the Company is the only promoter (participant), except for non-profit organizations, in which the supreme management body is formed without participation of a promoter (participant);

3) determining the personnel and social policy of the Company;

4) considering and taking a decision on making collective agreements and covenants, and approving the bylaw regulating the general provisions on labour incentives;

5) preparing materials and draft decisions on issues to be considered by the general meeting of the shareholders and the Board of Directors, and presenting the materials to committees of the Board of Directors;

6) working out the engineering, financial, economic and rate policy of the Company and its branches, strategies and programmes for development of branches;

7) working out the accounting policy, control over improvement of the methods of book-keeping and managerial accounting, as well as over the introduction of reporting according to international accounting standards in the Company and branches;

8) working out the methodology of planning, budgeting and controlling of the Company and its branches;

9) working out the policy of ensuring the Company's and branches' security;

10) determining the amount, form and procedure of endowing branches with property and withdrawing it from them;

11) determining the number of the members of collective executive bodies of branches and appointing them, as well as early termination of their powers, approving the Provisions on the Collective Executive Body of a Branch;

12) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials;

13) approving terms of contracts (additional agreements) made with members of collective executive bodies of branches, with deputy managers, and chief accountants of branches and representative offices, and considering issues, the decisions on which are to be taken by the Management Board in compliance with the above agreements;

14) approving annual and quarterly budgets of branches, introducing amendments to the said documents and considering the results of fulfilling them;

15) analysis of the results of the operation of Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

16) approval of internal documents regulating matters in the frame of reference of the Managing Board, except for documents subject to approval by the General Meeting of the Shareholders and the Board of Directors of the Company.

17) approval of the Company's organizational structure, including the basic functions.

14.5. The Management Board of the Company may also take decisions on the following issues of managing the current activities of the Company upon instructions of the Board of Directors or upon the proposal of the Company's General Manager.

14.6. The procedure of convening and holding the Managing Board meetings, the procedure of decision-making by the Managing Board and the amount and procedure of paying the remuneration to members of the Managing Board shall be established in the Provision on the Company's Managing Board to be approved by the General Meeting of the Shareholders of the Company.

14.7. The rights, duties and responsibility of the Managing Board members shall be defined in a contract to be signed between each of them and the Company. The contract shall be signed on behalf of the Company by the Chairman of the Board of Directors or a person authorized by the Board of Directors.

Article 15.
General Manager of the Company

15.1. General Manager is the one-person executive body managing the current operation of the Company. The General Manager is appointed by the Board of Directors.

15.2. General Manager shall take decisions on matters not assigned under this Charter to the frame of reference of the General Meeting of the Shareholders, the Board of Directors, or the Managing Board of the Company.

15.3. The General Manager acts as the Chairperson of the Management Board.

15.4. The General Manager acts without a power of attorney on behalf of the Company, including representation of its interests, making transactions on behalf of the Company, approving the manning table, issuing orders and instructions obligatory for execution by all employees of the Company.

The General Manager is responsible for managing any information constituting a state secret.

Rights and duties, labour remuneration, and responsibilities of the General Manager shall be defined in a contract to be signed between the General Manager and the Company. The contract shall be signed by the Chairman of the Board of Directors or a person authorized by the Board of Directors on behalf of the Company.

15.5. The Company's Board of Directors shall be entitled at any time to take the decision on early termination of the powers of the Company's General Manager and on termination of the contract with him.

Article 16.
Corporate Secretary of the Company.
Personnel of Corporate Secretary of the Company

16.1. By resolution of the Board of Directors a special person can be nominated, whose task would be to ensure observance of by the Company's bodies and officials of the procedure requirements guaranteeing the exercise of rights and interests of the Company's shareholders – Corporate Secretary of the Company.

16.2. The rights, duties, term of office, salary and responsibility of the Corporate Secretary of the Company shall be determined by internal documents of the Company as well as the agreement concluded by him with the Company. On behalf of the Company the contract shall be signed by the Chairperson of the Company's Board of Directors.

16.3. To ensure an effective execution by the Corporate Secretary of the Company of his duties in the Company, personnel of the Corporate Secretary of the Company can be set up, its membership, numbers, structure and duties of the employees to be determined by the internal document of the Company approved by the Board of Directors.

Article 17.
Control over the Financial and Economic Activity of the Company

17.1. To exercise control over financial and economic operation, the Company creates an Auditing Committee, a special structural division exercising the internal control functions, and an independent auditor is invited.

17.2. The Auditing Committee is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders and consisting of 7 members.

17.2.1. The authority of individual members or all members of the Auditing Committee can be prematurely terminated by resolution of the General Meeting of the Shareholders.

In case of pre-schedule termination of the authority of members of the Auditing Committee the authority of the new members of the Auditing Committee shall be valid till the next annual General Meeting of the Shareholders.

If the number of members of the Auditing Committee becomes less than half of the number of elected members of the Auditing Committee, the Board of Directors shall convene an extraordinary General Meeting of the Shareholders for electing new members of the Auditing Committee. The remaining members of the Auditing Committee shall exercise their functions till election of the new members of the Auditing Committee at the extraordinary General Meeting of the Shareholders.

17.2.2. The terms of reference of the Auditing Committee include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;
- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;
- checking the observance of the legal standards in tax calculation and payment;
- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;
- evaluating the economic advisability of financial and economic operations of the Company.

17.2.3. Checks (revisions) of financial and economic activities of the Company by the Auditing Committee shall be carried out on the basis of the annual results of the Company's activity.

Checks (revisions) of financial and economic activities of the Company shall be also carried out at any time:

on the initiative of the Auditing Committee proper of the Company;

on resolution of the General Meeting of the Shareholders of the Company;

on resolution of the Board of Directors of the Company;

on request of shareholder(s) of the Company jointly owning at least 10 percent of voting shares of the Company on all matters within the terms of reference of the General Meeting of the Shareholders as of the date of making the request.

17.2.4. On request of the Auditing Committee, the persons holding posts in the managing bodies of the Company shall present documents on the financial and economic activity of the Company.

17.2.5. The procedure of activity of the Auditing Committee as well as the amount and procedure of paying remuneration to members of the Auditing Committee shall be determined by the Provision on the Auditing Committee of the Company approved by the General Meeting of the Shareholders.

17.3. To ensure constant internal control over the procedure of accomplishing all the economic operations at the Company, a special structural subdivision, independent of the Company's executive bodies, shall be set up, the activity of which shall be controlled directly by the Board of Directors of the Company.

Functions of the said structural subdivision, the procedure of its activity, the procedure of nominating the employees, the requirements to them shall be determined by the internal document approved by the Board of Directors of the Company.

17.4. To check and confirm the correctness of annual financial statements, the Company shall annually engage a professional auditor, not connected by property interests with the Company or its shareholders.

17.4.1. The Auditor shall check the financial and economic activity of the Company in accordance with legal acts of the Russian Federation on the basis of the contract concluded with him.

17.4.2. The General Meeting of the Shareholders shall approve the Company's Auditor. Terms of the contract concluded with the Auditor, including the amount of payment for his services shall be approved by the Board of Directors of the Company.

17.4.3. Auditing of the Company's activity shall be conducted at any time on request of the shareholders whose joint share in the Authorized Capital is 10 or more percent. The shareholders initiating the auditing shall submit to the Board of Directors a written request, which shall contain a motive for bringing up the request, name (title) of shareholders, number and category (type) of shares belonging to them, signature of a shareholder or of a person empowered to act for him. In case when the request is signed by the empowered person a power of attorney shall be enclosed to it.

Article 18.
Reorganization of the Company

18.1. The Company can be voluntarily reorganized by resolution of the General Meeting of the Shareholders. Other grounds and procedure for the Company's reorganization shall be determined by the current legislation of the Russian Federation.

18.2. Reorganization of the Company can be effected by merger, affiliation, split-off, detachment and transformation to a different organizational legal form in accordance with the procedure provided for by the Federal Law on Joint-Stock Companies.

Article 19.
Winding-up of the Company

19.1. The Company can be voluntarily liquidated by resolution of the General Meeting of the Shareholders or by court decision in the cases and following the procedure provided for by the current legislation.

19.2. In the cases provided for by the current legislation of the Russian Federation, the Company shall take a decision on its voluntary winding-up.

19.3. In the event that during voluntary winding-up of the Company its property is insufficient for making settlements with all the Company's creditors, the Chairperson of the Liquidation Commission of the Company nominated by the General Meeting of the Shareholders shall file an application with the Arbitration Tribunal on exercising a simplified bankruptcy procedure in respect of the Company .

LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint-stock company to be indicated)

Issuer's code 0 0 1 1 9 – A

as of 3 0 | 0 6 | 2 0 0 5

(the date as of which the list of affiliated parties of the joint-stock company is made up)

Place of issuer's business: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya) St. Petersburg, Russia

(the place of business (location of the standing executive body of the joint-stock company (or other party entitled to act on behalf of the joint-stock company without a power of attorney)) to be indicated)

The information contained in this list of affiliated parties may be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: www.nwtelecom.ru

(address of the Internet page used by the Issuer to disclose information to be indicated)

General Manager	________ (signature)	V.A. Akulich (Full name)
Date ____" July 20 05 .	Official seal	

Issuer's code	
TIN	7808020593
BSRN	1027809169849

I. Namelist of affiliated parties as of 30 06 2005

No.	Full official name (name for non-profit organization) or full name of affiliated party	Place of business for a legal entity or place of residence of an individual (may only be provided by the consent of an individual)	Grounds upon which the party is considered as affiliated	Date on which the grounds take effect:	Share of affiliated parties' participation in the authorized capital of joint-stock company, %	Percentage of joint-stock company's common stock held by the Issuer, %
1	2	3	4	5	6	7
1	Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a member of the Board of Directors of the Company The person is the General Manager of the Company The person is a member of the Company's Management Board	27.06.2005 23.08.2004 27.06.2005	-	-
2	Konstantin Vladimirovich Belyaev	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	0.0006	0.0006
3	Alexandr Alexandrovich Gogol	St. Petersburg, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-
4	Dmitry Georgiyevich Yefimov	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-
5	Alexandr Vyacheslavovich Ikonnikov	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-
6	Alexandr Nikolayevich Kiselev	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-
7	Dmitry Vladimirovich Levkovsky	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-
8	Nikolay Moiseevich Popov	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-
9	Irina Mikhailovna Ragozina	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-
10	Ivan Ivanovich Rodionov	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-
11	Valery Nikolayevich Yashin	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	0.14	0.09
12	Nikolay Gennadyevich Bredkov	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	0.003	0.003
13	Vikentiy Alexandrovich Kozlov	Syktyvkar, Russia	The person is a member of the Company's Management Board	27.06.2005	0.17	0.20
14	Oleg Viktorovich Popov	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	-	-
15	Oleg Anatolyevich Semanov	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	0.002	0.002
16	Maya Mikhailovna Semchenko	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	-	-
17	Irina Vladimirovna Tambovskaya	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	-	-

No.	Full official name (name for non-profit organization) or full name of affiliated party	Place of business for a legal entity or place of residence of an individual (may only be provided by the consent of an individual)	Grounds upon which the party is considered as affiliated	Date on which the grounds take effect:	Share of affiliated parties' participation in the authorized capital of joint-stock company, %	Percentage of joint-stock company's common stock held by the Issuer, %
1	2	3	4	5	6	7
18	Leonid Zigmundovich Tufrin	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	0.0007	0.00001
19	Yelena Vladimirovna Umnova	Moscow, Russia	The person is a member of the Company's Management Board	27.06.2005	-	-
20	Venera Adykhamovna Khusnutdinova	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	-	-
21	Grigory Borisovich Chernyak	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	0.03	0.03
22	Vladimir Ivanovich Shumeyko	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	0.0001	0.0001
23	Closed Joint-Stock company Svyaz Investment Company	60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	0.30	0.03
24	AMT Limited Liability Company	k.201, d.14, Sinopskaya nab., St. Petersburg, 193167, Russia	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	28.12.2000	0.20	0.25
25	Novgorod Datacom Limited Liability Company	20, ul. Mikhaylova, Veliky Novgorod, 173000	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	04.03.2005	-	-
26	Novgorod Datacom Limited Liability Company	22, ul. Industrialnaya, the settlement of Pankovka, Veliky Novgorod, 173526	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
27	Parma-Paging Limited Liability Company	45, ul Kirova, Syktyvkar, the Komi Republic, 167000	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
28	Pagetelecom Limited Liability Company	6, pr. Stroiteley, Cherepovets, Vologda Oblast, 162627	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
29	"Svyazist" Recreation and Disease Prevention Centre" Limited Liability Company	poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	26.11.2003	-	-
30	RSU-Telecom Limited Liability Company	18, pr. Stachek, block 2, letter B, Saint Petersburg, 198095	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.11.2003	-	-

No.	Full official name (name for non-profit organization) or full name of affiliated party	Place of business for a legal entity or place of residence of an individual (may only be provided by the consent of an individual)	Grounds upon which the party is considered as affiliated	Date on which the grounds take effect:	Share of affiliated parties' participation in the authorized capital of joint-stock company, %	Percentage of joint-stock company's common stock held by the Issuer, %
1	2	3	4	5	6	7
31	NWT-Finance Limited Liability Company	office 422, 26 ul. B. Morskaya, St. Petersburg, 191186	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	11.10.2004	-	-
32	Artelecom Service Limited Liability Company	Arkhangelsk, Russia	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
33	Bona Limited Liability Company	45, Troitsky prospekt, Arkhangelsk, 163000	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
34	Kabelvideo Limited Liability Company	85, ul Kuratova, Syktyvkar, Komi Republic, 167610	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
35	Parma-Inform Limited Liability Company	45, ul Kirova, Syktyvkar, the Komi Republic, 167000	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
36	Kolatelecom Open Joint-Stock Company	5/23, ul. Vorovskogo, Murmansk, 183038	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
37	Commercial Television and Radio Closed Joint-Stock Company	3, Academician Pavlov ul., St. Petersburg, 197022	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	12.05.1998	-	-
38	Parma Telecom Closed Joint-Stock Company	10, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167000	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
39	Medexpress Insurance Closed Joint-Stock Company	2, ul. Malaya Konyushennaya, St. Petersburg, 191186	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	30.11.2000	-	-
40	WestBalt Telecom Closed Joint-Stock Company	2, pl. Vasilevskogo, Kaliningrad, 236016	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
41	Octagon Technologies Closed Joint-Stock Company	pom. 12-H, 29, Ligovsky pr., St. Petersburg, 193036	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	28.12.2000	-	-

No.	Full official name (name for non-profit organization) or full name of affiliated party	Place of business for a legal entity or place of residence of an individual (may only be provided by the consent of an individual)	Grounds upon which the party is considered as affiliated	Date on which the grounds take effect:	Share of affiliated parties' participation in the authorized capital of joint-stock company, %	Percentage of joint-stock company's common stock held by the Issuer, %
1	2	3	4	5	6	7
42	Dancell, Saint Petersburg Closed Type Joint-Stock Company	51, Baltiyskaya ul., St. Petersburg, 198092	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	12.05.1998	-	-
43	Investment Communication Company - Open Joint-Stock Company	55, ul. Plyushchikha, building 2, Moscow, 119121	The party belongs to the group of parties to which the stock company belongs (1. The party is entitled to control over 50% of the Company's voting shares; 2. Over 50% of the members of the Company's Board of Directors have been elected upon proposal of the party)	12.05.1998	39.53	50.76
44	Volgatelecom Open Joint-Stock Company	Nizhny Novgorod, Russia	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
45	TeleSvyazInform Closed Joint-Stock Company	13, ul. Bolshevistskaya, Saransk	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
46	RTCom Closed Joint-Stock Company	54, ul. Kommunisticheskaya, Saransk, the Russian Federation	The party belongs to the group of parties, to which the Company belongs	09.03.2005	-	-
47	Transsvyaz Closed Joint-Stock Company	2, ul. Chaadayeva, Veliky Novgorod, RF	The party belongs to the group of parties, to which the Company belongs	20.08.2004	-	-
48	Public Telephone Saratov CJSC	40, ul. Kiseleva, Saratov, 410600	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
49	Nizhny Novgorod Cellular Communications CJSC	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
50	Orenburg GSM CJSC	11, ul. Volodarskogo, Orenburg	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
51	Ulyanovsk GSM CJSC	60, ul. L. Tolstogo, Ulyanovsk	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
52	Vyatka Page LLC	1, ul. Uralskaya, Kirov, 610016	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
53	Radio - Resonance LLC	8, Oksky syezd, Nizhny Novgorod, 603022	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
54	Tatincom - T Open Joint-Stock Company	20A, ul. Lomzhinskaya, Kazan, Republic of Tatarstan	The party belongs to the group of parties, to which the Company belongs	13.10.2003	-	-
55	Giprosvyaz Open Joint-Stock Company	11, ul. 3rd Khoroshevskaya, Moscow, 123298	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
56	Giprosvyaz- Consulting LLC	11, ul. 3rd Khoroshevskaya, Moscow, 123298	The party belongs to the group of parties, to which the Company belongs	01.01.2001	-	-
57	SvyazProjectService LLC	11, ul. 3rd Khoroshevskaya, Moscow, 123298	The party belongs to the group of parties, to which the Company belongs	01.01.2000	-	-
58	South - Giprosvyaz LLC	67, ul. Gagarina, Krasnodar	The party belongs to the group of parties, to which the Company belongs	15.01.2003	-	-
59	Dagestan Public Company for Communication and Informatics	3, pr-t Lenina, Makhachkala, the Republic of Dagestan, 367012	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-

No.	Full official name (name for non-profit organization) or full name of affiliated party	Place of business for a legal entity or place of residence of an individual (may only be provided by the consent of an individual)	Grounds upon which the party is considered as affiliated	Date on which the grounds take effect:	Share of affiliated parties' participation in the authorized capital of joint-stock company, %	Percentage of joint-stock company's common stock held by the Issuer, %
1	2	3	4	5	6	7
60	Far-East Company of Electric Communication – Open Joint-Stock Company	57, ul. Svetlanskaya, Vladivostok, 690650	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
61	Integrator.RU Closed Joint-Stock Company	22 Bol. Kozikhinsky per. building 1, Moscow 123001	The party belongs to the group of parties, to which the Company belongs	31.05.2005	-	-
62	Wireless Information Technologies Limited Liability Company	9, ul. Krasnoselskaya, Moscow, 107140	The party belongs to the group of parties, to which the Company belongs	14.04.2005	-	-
63	Rostelecom Open Joint-Stock Company for long-distance and international electric communication	5, ul. Delegatskaya, Moscow, 127091	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0.002	0.002
64	Westelcom CJSC	7, ul. Butlerova, Moscow, 117485	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
65	Globaltel CJSC	25, ul. Dubovaya roshcha, Moscow, building 2, 127427	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
66	Incom CJSC	27/26, Zubovsky b-r, building 3, Moscow, 119021	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
67	MC NTT CJSC	46 ul. Arbat, Moscow, 121002	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
68	RTK-Siberia CJSC	246, Karl Marx ul., Krasnoyarsk, the Russian Federation, 660100	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
69	RTK-Tsentr CJSC	5, ul. Delegatskaya, Moscow, 103091	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
70	SK Kostars CJSC	42 Leninsky pr., Moscow, 117119	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
71	Telebarents CJSC	37, ul. Parkovaya, Petrozavodsk, 185014	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
72	Telecomcity CJSC	5, ul. Delegatskaya, Moscow, 127091	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
73	Informtek LLC	7, ul. Sokhanya, Yalta, Crimea, Ukraine, 334200	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
74	"Health and Rest Center "Malakhit" LLC	15, ul. Shcherbaka, Yalta, Crimea AR, Ukraine, 334200	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
75	Sibirtelecom Open Joint-Stock Company	86, ul. M. Gorkogo, Novosibirsk, 630099	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
76	ChitaNET Closed Joint-Stock Company	22, ul. Chaikovskogo, Chita, 672000	The party belongs to the group of parties, to which the Company belongs	25.08.2004	-	-
77	Altay Investment Company CJSC	74, ul. Internatsionalnaya, Barnaul, 656002	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
78	Altel CJSC	54B, pr-t Lenina, Barnaul, 656099	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
79	Baykalwestcom CJSC	68, ul. 2-ya Zheleznodorozhnaya, Irkutsk, 664005	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
80	Yeniseytelecom CJSC	102, pr. Mira, Krasnoyarsk. 660022	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-

No.	Full official name (name for non-profit organization) or full name of affiliated party	Place of business for a legal entity or place of residence of an individual (may only be provided by the consent of an individual)	Grounds upon which the party is considered as affiliated	Date on which the grounds take effect:	Share of affiliated parties' participation in the authorized capital of joint-stock company, %	Percentage of joint-stock company's common stock held by the Issuer, %
1	2	3	4	5	6	7
81	REGION-NETWORK CJSC	12, ul. Dobrolyubova, Novosibirsk, 630009	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
82	GSM Cellular Phone of KUZBASS CJSC	61, pr. Sovetskiy, Kemerovo, 650099	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
83	NGTS-Page OJSC	15/3, ul. Vystavochnaya, Novosibirsk-78, 630048	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
84	Regional information networks OJSC (RINET OJSC)	86, ul. Kirova, office 304a, Novosibirsk, 630102	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
85	Stock Company for telephone communication development – Open Joint Stock Company	7, ul. Sukhe-Batora, Ulan-Ude, 670000	The party belongs to the group of parties, to which the Company belongs	30.06.2004	-	-
86	Tsentralny Telegraph Open Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the Company belongs	12.05.1998	0.0009	0.001
87	Open Communications Closed Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the Company belongs	01.01.2000	-	-
88	TSENTEL Closed Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
89	Uralsvyazinform Open Joint-Stock Company	11, ul. Mosakovskaya, Ekaterinburg, 620014	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
90	Postbank Joint Stock Commercial Innovation Bank of Communication and Information Support Development - Closed Joint-Stock Company	68, ul. Lenina, Perm, 614096	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
91	Infinvest Closed Joint-Stock Company	68, ul. Lenina, Perm, Russia	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
92	Firm Permtelecom Closed Joint-Stock Company	45, ul. Podlesnaya, Perm, 614000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
93	VSNET CJSC	6, ul. Kukuyevitskogo, Surgut, Tyumen Oblast, Khanty-Mansy Autonomous Area	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
94	Yermak RMS CJSC	3, ul. Kominterna, Khanty-Mansiysk, Tyumen Oblast, Khanty-Mansy Autonomous Area	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
95	Svyazinformkomplekt CJSC	4a, Darvin ul., Chelyabinsk, 454087	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
96	Tyumenruscom CJSC	56, ul. Malygina, Tyumen, 625048	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
97	Centre for introduction of specialized systems CJSC	161, ul. Kirova, Chelyabinsk, 454005	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
98	Perm Teleradiocompany Ural Inform-TV Limited Liability Company	2, ul. Krupskoy, Perm, 614060, Russia	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
99	Tyumentelecominvest Limited Liability Company	56, ul. Respubliki, Tyumen, 625000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
100	Uralcom Limited Liability Company	2, ul. Krupskoy, Perm, 614060, Russia	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-

No.	Full official name (name for non-profit organization) or full name of affiliated party	Place of business for a legal entity or place of residence of an individual (may only be provided by the consent of an individual)	Grounds upon which the party is considered as affiliated	Date on which the grounds take effect:	Share of affiliated parties' participation in the authorized capital of joint-stock company, %	Percentage of joint-stock company's common stock held by the Issuer, %
1	2	3	4	5	6	7
101	South-Ural Cellular Telephone Limited Liability Company	161, ul. Kirova, Chelyabinsk, 454000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
102	Central Telecommunication Company - Open Joint-Stock Company	23, ul. Proletarskaya, Khimki, Moscow Oblast, 141400	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
103	Svyazproject CJSC	29, ul. Narodnogo Opolcheniya, block 2, Moscow, 123824	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
104	Telecom of Ryazan oblast CJSC	33, ul. Uritskogo, Ryazan. 390006	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
105	TsentrTelecomService of Moscow oblast CJSC	1a, Kolomensky proyezd, Moscow, 115446	The party belongs to the group of parties, to which the Company belongs	01.01.2003	-	-
106	TsentrTelecomService CJSC	23, ul. Proletarskaya, Khimki, apt. 101, Moscow Oblast, 141400	The party belongs to the group of parties, to which the Company belongs	01.01.2003	-	-
107	Russian Telecommunication Network OJSC	2/15, ul. Maroseika, Moscow 101000	The party belongs to the group of parties, to which the Company belongs	01.01.2003	-	-
108	Tvertelecom Limited Liability Company	24, ul. Novotorzhskaya, Tver, 170000	The party belongs to the group of parties, to which the Company belongs	01.10.2004	-	-
109	Vlad Page LLC	42, ul. Gorkogo, Vladimir, 600000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
110	Vladimir Payphone LLC	32B, pr. Stroiteley, Vladimir, 600014	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
111	MobilCom LLC	17, ul. Mira, Vladimir, 600017	The party belongs to the group of parties, to which the Company belongs	01.01.1999	-	-
112	Telecom-Stroy LLC	92, ul. Parizhskoy Kommuny, Ivanovo, 153017	The party belongs to the group of parties, to which the Company belongs	01.01.1998	-	-
113	Telecom-Terminal LLC	13, pr. Lenina, Ivanovo, 153000	The party belongs to the group of parties, to which the Company belongs	01.01.1998	-	-
114	Teleport Ivanovo LLC	90, ul. Tashkentskaya, Ivanovo, 153032	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
115	Svyaz-Service-Irga Production and Promotion Enterprise LLC	21, ul. Yesenina, Ryazan, 390046	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
116	AEROCOM Open Joint-Stock Company	80, Leningradsky pr-t, korp. 32, Moscow, 125190	The party belongs to the group of parties, to which the Company belongs	24.05.2005	-	-
117	Southern Telecommunication Company - Open Joint-Stock Company	66, ul. Karasunskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
118	Armavir Communication Plant - DCJSC	1-a, ul. Urupskaya, Armavir, Krasnodar krai, 352903	The party belongs to the group of parties, to which the Company belongs	11.03.1999	-	-
119	Health Improvement Centre Orbita Closed Joint-Stock Company	village Olginka, Tuapse rayon, Krasnodar krai	The party belongs to the group of parties, to which the Company belongs	18.12.2000	-	-
120	Photon Television and Radio Broadcasting company – Closed Joint-Stock Company	30, ul. Zheleznodorozhnaya, Krasnodar, 350033	The party belongs to the group of parties, to which the Company belongs	29.06.2004	-	-
121	Stavtelecom named after V.I. Kuzminov OJSC	10/12, pr. Oktyabrskoy revolutsii, Stavropol, 355035	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
122	Intmashservice Limited Liability Company	8, ul. Golubinskaya, Volgograd	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-

No.	Full official name (name for non-profit organization) or full name of affiliated party	Place of business for a legal entity or place of residence of an individual (may only be provided by the consent of an individual)	Grounds upon which the party is considered as affiliated	Date on which the grounds take effect:	Share of affiliated parties' participation in the authorized capital of joint-stock company, %	Percentage of joint-stock company's common stock held by the Issuer, %
1	2	3	4	5	6	7
123	UTK-Finance Limited Liability Company	66, ul. Karasunskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the Company belongs	25.03.2003	-	-
124	Accent Creative Association - Limited Liability Company	68, ul. Krasnoarmeyskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the Company belongs	19.11.2004	-	-
125	Factorial-99 LLC	47, per. Bratsky, Rostov-on-Don, 344082	The party belongs to the group of parties, to which the Company belongs	12.05.1998	-	-
126	Yugsvyazstroy Open Joint-Stock Company	110/1, ul. Aivazovskogo, Krasnodar	The party belongs to the group of parties, to which the Company belongs	24.01.2001	-	-

II. Amendments to the list of affiliated parties within the period

from 31 03 2005 **till** 30 06 2005

No.	Contents of the amendment	Date on which the amendment took effect	Date of the amendment to the list of affiliated parties
1	**Termination of the ground for being affiliated party in connection with the sale of block of shares of CJSC Saint Petersburg Centre of Telecommunications**	**20.05.2004**	**24.05.2005**

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
St. Petersburg Telecommunication Centre Closed Joint-Stock Company	24, Bolshevikov pr., St. Petersburg, 193232, Russian Federation	The Company is entitled to control over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	12.05.1998	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

2	**By the annual General Meeting of the shareholders the new members of the Company's Board of Directors were elected**	**27.06.2005**	**04.07.2005**

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a member of the Board of Directors of the Company The person is the General Manager of the Company The person is a member of the Company's Management Board	20.09.2004 23.08.2004 23.08.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a member of the Board of Directors of the Company The person is the General Manager of the Company The person is a member of the Company's Management Board	27.06.2005 23.08.2004 23.08.2004	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Alexandr Alexandrovich Gogol	St. Petersburg, Russia	The person is a member of the Board of Directors of the Company	20.09.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Alexandr Alexandrovich Gogol	St. Petersburg, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Dmitry Georgiyevich Yefimov	Moscow, Russia	The person is a member of the Board of Directors of the Company	20.09.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7

Dmitry Georgiyevich Yefimov	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Alexandr Vyacheslavovich Ikonnikov	Moscow, Russia	The person is a member of the Board of Directors of the Company	20.09.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Alexandr Vyacheslavovich Ikonnikov	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Dmitry Vladimirovich Levkovsky	Moscow, Russia	The person is a member of the Board of Directors of the Company	20.09.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Dmitry Vladimirovich Levkovsky	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Sergey Alexandrovich Orlov	Moscow, Russia	The person is a member of the Board of Directors of the Company	20.09.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Stanislav Nikolayevich Panchenko	Moscow, Russia	The person is a member of the Board of Directors of the Company	20.09.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Oxana Valeryevna Petrova	Moscow, Russia	The person is a member of the Board of Directors of the Company	20.09.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Irina Mikhailovna Ragozina	Moscow, Russia	The person is a member of the Board of Directors of the Company	20.09.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Irina Mikhailovna Ragozina	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Ivan Ivanovich Rodionov	Moscow, Russia	The person is a member of the Board of Directors of the Company	20.09.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Ivan Ivanovich Rodionov	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Valery Nikolayevich Yashin	Moscow, Russia	The person is a member of the Board of Directors of the Company	20.09.2004	0,14	0,09

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Valery Nikolayevich Yashin	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	0,14	0,09

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
-	-	-	-		

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Konstantin Vladimirovich Belyaev	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	0,0006	0,0006

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Alexandr Nikolayevich Kiselev	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Nikolay Moiseevich Popov	Moscow, Russia	The person is a member of the Board of Directors of the Company	27.06.2005	-	-

3	**By the Company's Board of Directors the new members of the Company's Management Board have been appointed**	**27.06.2005**	**04.07.2005**

Information on the affiliated party prior to amendment:

2	3	4	5	6	7

Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a member of the Board of Directors of the Company The person is the General Manager of the Company The person is a member of the Company's Management Board	27.06.2005 23.08.2004 23.08.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a member of the Board of Directors of the Company The person is the General Manager of the Company The person is a member of the Company's Management Board	27.06.2005 23.08.2004 27.06.2005	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Vladimir Ivanovich Belokaminskiy	Arkhangelsk, Russia	The person is a member of the Company's Management Board	15.07.2004	0.07	0.09

Information on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Nikolay Gennadyevich Bredkov	St. Petersburg, Russia	The person is a member of the Company's Management Board	15.07.2004	0.003	0.003

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Nikolay Gennadyevich Bredkov	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	0.003	0.003

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Oleg Viktorovich Popov	St. Petersburg, Russia	The person is a member of the Company's Management Board	29.10.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Oleg Viktorovich Popov	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Oleg Anatolyevich Semanov	St. Petersburg, Russia	The person is a member of the Company's Management Board	15.07.2004	0.002	0.002

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Oleg Anatolyevich Semanov	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	0.002	0.002

Information on the affiliated party prior to amendment:

2	3	4	5	6	7

Maya Mikhailovna Semchenko	St. Petersburg, Russia	The person is a member of the Company's Management Board	15.07.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Maya Mikhailovna Semchenko	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Leonid Zigmundovich Tufrin	St. Petersburg, Russia	The person is a member of the Company's Management Board	12.10.2004	0.0007	0.00001

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Leonid Zigmundovich Tufrin	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	0.0007	0.00001

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Yelena Vladimirovna Umnova	Moscow, Russia	The person is a member of the Company's Management Board	15.07.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Yelena Vladimirovna Umnova	Moscow, Russia	The person is a member of the Company's Management Board	27.06.2005	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Venera Adykhamovna Khusnutdinova	St. Petersburg, Russia	The person is a member of the Company's Management Board	15.07.2004	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Venera Adykhamovna Khusnutdinova	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	-	-

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Grigory Borisovich Chernyak	St. Petersburg, Russia	The person is a member of the Company's Management Board	15.07.2004	0.03	0.03

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Grigory Borisovich Chernyak	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	0.03	0.03

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
Vladimir Ivanovich Shumeyko	St. Petersburg, Russia	The person is a member of the Company's Management Board	15.07.2004	0.0001	0.0001

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Vladimir Ivanovich Shumeyko	St. Petersburg, Russia	The person is a member of the Company's	27.06.2005	0.0001	0.0001

		Management Board			

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Vikentiy Alexandrovich Kozlov	Syktyvkar, Russia	The person is a member of the Company's Management Board	27.06.2005	0.17	0.20

Information on the affiliated party prior to amendment:

2	3	4	5	6	7
-	-	-	-	-	-

Information on the affiliated party after the amendment:

2	3	4	5	6	7
Irina Vladimirovna Tambovskaya	St. Petersburg, Russia	The person is a member of the Company's Management Board	27.06.2005	-	-

RECEIVED

MINUTES NO. 01-05
OF THE ANNUAL GENERAL MEETING OF THE SHARE-HOLDERS
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM

Saint Petersburg

2005

MINUTES No. 01-05

of the annual general meeting of the shareholders
of the Open Joint-Stock Company
North-West Telecom

Place of holding:	14, Sinopskaya naberezhnaya, St. Petersburg, Russia
Time:	June 27, 2005 at 13:00 (starting time of registration 11:00)
Place of registration:	in the place of the meeting
Chairperson of the Meeting:	Vladimir Alexandrovich Akulich – General Manager of OJSC NWT
Head of the Secretariat of the Meeting:	Nikolay Gennadyevich Bredkov
Presidium:	V.A. Akulich, A.A. Gogol, D.G. Yefimov, A.V. Ikonnikov, D.V. Levkovsky, I.M. Ragozina, I.I. Rodionov, V.N. Yashin

AGENDA

1. Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2004).

2. Determining the amount of the dividend for 2004, the method and timing of dividend payment for shares of each category (type).

3. Electing the Members of the Company's Board of Directors.

4. Electing the Members of the Company's Auditing Committee.

5. Approving the Company's Auditor for the year 2005.

6. Introducing amendments and additions to the Articles of Association of the Company, approving the Company's Articles of Association in a new version taking into account the accepted amendments and additions.

7. Approving the Provisions on the Company's general meeting of the shareholders in a new version.

8. Approving the Provisions on the Board of Directors of the Company, in new version

9. Determining the amount of remuneration for Members of the Board of Directors of the Company.

10. Termination of participation of the Company in *Iskra* – the Association of Operators of the Federal Business Servicing Network.

11. Termination of the participation of the Company in the Union of Communication Facilities Manufacturers and Consumers.

V.A. Akulich, the Chairperson of the Meeting, greeted those attending the meeting and said that a Company's duty was to hold the general meeting of the shareholders annually in compliance with the Articles of Association.

The Presidium of the meeting included the members of the Board of Directors of OJSC North-West Telecom.

In compliance with clause 12.17 of the Company's Articles of Association, **Vladimir Alexandrovich Akulich**, General Manager of OJSC North-West Telecom, was the Chairman of the meeting.

A Secretariat consisting of six persons ensured holding the meeting. The Secretariat was headed by **Nikolay Gennadyevich Bredkov**.

In compliance with article 56 of the Federal Law On Joint-Stock Companies, the duties of the Returning Board are performed by **CJSC Registrator-Svyaz**, the Company's registrar.

The Regional directors of the branches of OJSC North-West Telecom, members of the Management Board of OJSC North-West Telecom, members of the Auditing committee, representatives of the auditor are present at the meeting.

The list of persons entitled to participation in the general meeting of the shareholders of OJSC North-West Telecom is made up on the basis of the data from the Company's shareholders register as of May 10, 2005.

As of the date of making up the list of persons entitled to participation in the general meeting of the shareholders of OJSC North-West Telecom **881,045,433** common shares are floated by the Company.

Shareholders holding the common shares of the Company are entitled to vote in respect of issues nos. 1, 2, 3, 5, 6, 7, 8, 9, 10, and 11 of the agenda of the annual general meeting of shareholders of OJSC North-West Telecom.

Shareholders holding the common shares of OJSC North West Telecom, except for the members of the board of directors and officials of the Company's management bodies are entitled to vote in respect of issue no. 4 (electing the members of the Auditing Committee of the Company).

As of **01-00** p.m. local time, **715** shareholders and their authorized representatives were registered. They are holding all in all:

In respect of issues nos. 1, 2, 3, 5, 6, 7, 8, 9, 10, 11 of the agenda – **677,280,041** votes which makes **76.87 %** of the total votes on these issues.

In respect of issue no. 4 of the agenda – **675,369,773** votes which makes **76.85 %** of the total votes on this issue.

According to article 58 of the federal law "On joint-stock companies" "a general meeting of shareholders is qualified (has the quorum) if the shareholders holding all in all more than the half of the votes of the Company's floated voting shares took part in it".

Thus, there is the quorum for taking decisions on all issues of the agenda of the annual general meeting of the shareholders of OJSC North-West Telecom.

On the first issue of the agenda:

APPROVING THE ANNUAL REPORT, ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS PROFIT DISTRIBUTION, INCLUDING THAT FOR PAYMENT OF DIVIDEND, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2004).

SPEAKER:

1. **Vladimir Alexandrovich Akulich**, General Manager of the Company
   (V.A. Akulich's speech is enclosed in Appendix No.1)
2. Co-speaker - **Venera Adykhamovna Khusnutdinova** - Deputy General Manager in charge of Economics and Finance
   (V.A. Khusnutdinova's speech is enclosed in Appendix No.2)

MOTION FOR VOTING:

1. TO APPROVE THE ANNUAL REPORT OF THE COMPANY FOR 2004, THE ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS DISTRIBUTION OF PROFIT, INCLUDING THAT FOR DIVIDEND PAYMENT, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2004).

Alexandr Sergeyevich Dorutin, the Chairman of the Returning Board, spoke on the voting procedure in respect of the first issue of the Agenda.

Voting results (ballot No.1)

664 124 215 votes participated in the voting, among them ballots containing all in all **40 666** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the first issue of the agenda
IN FAVOUR	**653 544 198**	**94.10%**
AGAINST	**22 708**	**Less than 0.01%**
ABSTAINING	**10 516 643**	**1.51%**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the first issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **first issue** of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:

1. TO APPROVE THE ANNUAL REPORT OF THE COMPANY FOR 2004, THE ANNUAL ACCOUNTS AND REPORTS, INCLUDING THE PROFIT AND LOSS REPORT (PROFIT AND LOSS ACCOUNT) OF THE COMPANY, AS WELL AS DISTRIBUTION OF PROFIT, INCLUDING THAT FOR DIVIDEND PAYMENT, AND COMPANY'S LOSSES BASED ON THE RESULTS OF THE FISCAL YEAR UNDER REPORT (2004).

On the second issue of the agenda:

DETERMINING THE AMOUNT OF THE DIVIDEND FOR 2004, THE METHOD AND TIMING OF DIVIDEND PAYMENT FOR SHARES OF EACH CATEGORY (TYPE)

SPEAKER: Venera Adykhamovna Khusnutdinova - Deputy General Manager in charge of Economics and Finance.

V.A. Khusnutdinova proposed that the shareholders approve the following areas of using the retained profit for the year 2004:

– 335 million 922 thousand roubles shall be allocated for dividend payment, of which 218 million 499 thousand roubles shall be assigned for payments under common stock and 117 million 423 thousand roubles under preferred stock.

MOTION FOR VOTING:
2. DIVIDEND FOR THE YEAR 2004 SHALL BE PAID:
- **FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.469 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15th AUGUST 2005 TILL 15th DECEMBER 2005;**
- **FOR COMMON SHARES IN THE AMOUNT OF 0.248 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15th AUGUST 2005 TILL 15th DECEMBER 2005.**

Alexandr Sergeyevich Dorutin, the Chairman of the Returning Board, spoke on the voting procedure in respect of the second issue of the Agenda.

Voting results (ballot No.1)

664 344 931 votes participated in the voting, among them ballots containing all in all **24 463** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the second issue of the agenda
IN FAVOUR	**653 800 482**	**94.13%**
AGAINST	**18 094**	**Less than 0.01%**
ABSTAINING	**10 503 892**	**1.51%**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the second issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders. Based on the results of voting on the **second** issue of the Agenda (reports of the Returning Board are enclosed), the Meeting of the Shareholders

HAS DECIDED:
2. DIVIDEND FOR THE YEAR 2004 SHALL BE PAID:
- **FOR TYPE A PREFERRED SHARES IN THE AMOUNT OF 0.469 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15th AUGUST 2005 TILL 15th DECEMBER 2005;**
- **FOR COMMON SHARES IN THE AMOUNT OF 0.248 ROUBLES PER SHARE IN THE MONETARY FORM FROM 15th AUGUST 2005 TILL 15th DECEMBER 2005.**

On the third issue of the agenda:
ELECTING THE MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS.

SPEAKER: Antonina Alexeyevna Bondarenko, Secretary of the Board of Directors.

The speaker said that, under the Law of RF "On Joint-Stock Companies" and the Company's Articles of Association, the annual general meeting of the shareholders shall decide the issue of electing a new Board of Directors of the Company.

The motions in respect of proposing candidates to the Company's Board of Directors were presented within the established time from shareholders who possessed all in all more than two per cent of the voting shares.

The Board of Directors considered and recognized as eligible the applications received by the Company from shareholders in respect of proposing candidates for the Board of Directors and took a decision to include the proposed candidates in the list of candidatures for voting in the election to the Company's Board of Directors at the annual general meeting of the shareholders.

The following list of candidates to the Board of Directors is presented to the shareholders (the list has been made up in the alphabetical order):

Full name of the candidate	Place of employment and position occupied	Proposed by
1. Vladimir Alexandrovich Akulich	General Manager of OJSC North-West Telecom	Svyazinvest OJSC (50.76% of voting shares)
2. Igor Vyacheslavovich Belikov	NP Russian Institute of Directors - Director	Fractor Investments Limited (3.02% of voting shares)
3. Konstantin Vladimirovich Belyaev	Chief Accountant of OJSC Svyazinvest	Svyazinvest OJSC (50.76% of voting shares)
4. Alexey Valeryevich Bulygin	Head of the Board, the St. Petersburg City Property Management Committee	Federal Agency for Federal Property Management (Rosimushchestvo) (4.29% of voting shares)
5. Alexandr Alexandrovich Gogol	Rector of the St. Petersburg State University of Telecommunications named after M.A. Bonch-Bruyevich	Svyazinvest OJSC (4.29% of voting shares)
6. Boris Viktorovich Yevseyev	Director of AIG Brunswick Capital Management	Fractor Investments Limited (3.02% of voting shares)
7. Dmitry Georgiyevich Yefimov	Association for Investors' Rights Protection - Consultant	Gensor Enterprises Limited Company (4.13% of voting shares)
8. Alexandr Vyacheslavovich Ikonnikov	Chairperson of the Board of Directors of the Association of Independent Directors	Fractor Investments Limited (3.02% of voting shares) Gensor Enterprises Limited Company (4.13% of voting shares)
9. Alexandr Nikolayevich Kiselev	Minister of the Russian Federation for Information Technologies and Communication	Svyazinvest OJSC (50.76% of voting shares)
10. Sergey Ivanovich Kuznetsov	First Deputy General Manager, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of voting shares)
11. Denis Viktorovich Kulikov	Association for Investors' Rights Protection - Consultant	Gensor Enterprises Limited Company (4.13% of voting shares)
12. Dmitry Vladimirovich Levkovsky	Representative Office of NCH Advisors, Inc. in Moscow "NCH Advisors, Inc" Vice-President	Lindsell Enterprises Limited Company (2.29% of voting shares)
13. Natalya Vyacheslavovna Loginova	Advisor of the Commercial Sector Organizations Property Department of the Property Committee of Russia	Federal Agency for Federal Property Management (Rosimushchestvo) (4.29% of voting shares)
14. Michael Arthur Haywood	Faros Financial Group – Executive Manager	Gensor Enterprises Limited Company (4.13% of voting shares)
15. Oleg Mikhaylovich Mikhaylov	Director of the Information Support Department of OJSC Svyazinvest	Svyazinvest OJSC (50.76% of voting shares)
16. Igor Georgievich Polovnev	Association for Investors' Rights Protection – Economist	Gensor Enterprises Limited Company (4.13% of voting shares)
17. Alexey Vasilievich Pomazanov	Investment Manager, AIG-Interros company	Fractor Investments Limited (3.02% of voting shares)
18. Nikolay Moiseevich Popov	Director of the Department of State Programmes, Infrastructure Development and Use of the Limited Resource of the Ministry of Informatization and Communication of Russia	Svyazinvest OJSC (50.76% of voting shares)
19. Irina Mikhailovna Ragozina	Manager of the Department of Corporate Governance, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of voting shares)
20. Ivan Ivanovich Rodionov	Managing Director of AIG Brunswick Capital Management	Fractor Investments Limited (3.02% of voting shares)
21. Vladimir Anatolyevich Statyin	General Manager of the Association for the Protection of Shareholders' Interests (OPIAK – Nonprofit Partnership)	Fractor Investments Limited (3.02% of voting shares)
22. Sergey Viktorovich Sysoyev	Deputy Chairperson of the St. Petersburg City Property Management Committee	Federal Agency for Federal Property Management (Rosimushchestvo) (4.29% of

		voting shares)
23. Evgeny Alexandrovich Chechelnitsky	Deputy Head of the Federal Service for Supervision in the Field of Communication	Svyazinvest OJSC (50.76% of voting shares)
24. Vladimir Pavlovich Yuryev	Head of the Board for Economy, Finance and State Property, the Federal Agency of Communication	Svyazinvest OJSC (50.76% of voting shares)
25. Valery Nikolayevich Yashin	General Manager, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of voting shares)

MOTION FOR VOTING:

3. THE COMPANY'S BOARD OF DIRECTORS SHALL BE ELECTED FROM THE FOLLOWING PROPOSED LIST:

Vladimir Alexandrovich Akulich
Igor Vyacheslavovich Belikov
Konstantin Vladimirovich Belyaev
Alexey Valeryevich Bulygin
Alexandr Alexandrovich Gogol
Boris Viktorovich Yevseyev
Dmitry Georgiyevich Yefimov
Alexandr Vyacheslavovich Ikonnikov
Alexandr Nikolayevich Kiselev
Sergey Ivanovich Kuznetsov
Denis Viktorovich Kulikov
Dmitry Vladimirovich Levkovsky
Natalya Vyacheslavovna Loginova
Michael Arthur Haywood
Oleg Mikhaylovich Mikhaylov
Igor Georgievich Polovnev
Alexey Vasilievich Pomazanov
Nikolay Moiseevich Popov
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Vladimir Anatolyevich Statyin
Sergey Viktorovich Sysoyev
Evgeny Alexandrovich Chechelnitsky
Vladimir Pavlovich Yuryev
Valery Nikolayevich Yashin

Alexandr Sergeyevich Dorutin, the Chairman of the Returning Board, spoke on the voting procedure in respect of the third issue of the Agenda.

Voting results (ballot No.2)

7,639,812,818 votes participated in the voting, among them ballots containing all in all **155,699,390** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the third issue of the agenda
IN FAVOUR	**7 483 771 504**	**97.95%**
AGAINST	**8 547**	**Less than 0.01%**
ABSTAINING	**333 377**	**Less than 0.01%**

№	Full name of the candidate	Number of votes
1	Valery Nikolayevich Yashin	877 739 431
2	Vladimir Alexandrovich Akulich	852 274 813
3	Konstantin Vladimirovich Belyaev	672 745 558
4	Dmitry Vladimirovich Levkovsky	667 733 544
5	Alexandr Alexandrovich Gogol	656 858 764
6	Irina Mikhailovna Ragozina	655 956 914
7	Alexandr Nikolayevich Kiselev	651 770 178
8	Nikolay Moiseevich Popov	651 717 493
9	Ivan Ivanovich Rodionov	609 611 609
10	Alexandr Vyacheslavovich Ikonnikov	568 658 555
11	Dmitry Georgiyevich Yefimov	534 208 501
12	Sergey Ivanovich Kuznetsov	7 550 968
13	Oleg Mikhaylovich Mikhaylov	2 046 259
14	Evgeny Alexandrovich Chechelnitsky	1 765 867
15	Vladimir Pavlovich Yuryev	1 758 674
16	Michael Arthur Haywood	1 324 242
17	Denis Viktorovich Kulikov	295 345
18	Sergey Viktorovich Sysoyev	270 090
19	Alexey Valeryevich Bulygin	245 557
20	Vladimir Anatolyevich Statyin	225 971
21	Boris Viktorovich Yevseyev	219 451
22	Igor Georgievich Polovnev	194 082
23	Natalya Vyacheslavovna Loginova	190 688
24	Alexey Valerievich Pomazanov	161 156
25	Igor Vyacheslavovich Belikov	152 579

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the third issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

According to clause 4, article 66 of the Federal Law On Joint-Stock Companies, the candidates receiving most of the votes shall be considered as elected to the Board of Directors of the Company.

Based on the results of voting on the **third** issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

3. THE BOARD OF DIRECTORS WITH THE FOLLOWING MEMBERS SHALL BE ELECTED:

Vladimir Alexandrovich Akulich
Konstantin Vladimirovich Belyaev
Alexandr Alexandrovich Gogol
Dmitry Georgiyevich Yefimov
Alexandr Vyacheslavovich Ikonnikov
Alexandr Nikolayevich Kiselev
Dmitry Vladimirovich Levkovsky
Nikolay Moiseevich Popov
Irina Mikhailovna Ragozina
Ivan Ivanovich Rodionov
Valery Nikolayevich Yashin

On the fourth issue of the agenda:

ELECTING THE MEMBERS OF THE COMPANY'S AUDITING COMMITTEE

SPEAKER: Antonina Alexeyevna Bondarenko, Secretary of the Board of Directors.

The speaker said that, under the Law of RF "On Joint-Stock Companies" and the Company's Articles of Association, the annual general meeting of the shareholders shall decide the issue of electing a new Auditing Committee.

The Board of Directors of OJSC North-West Telecom considered the motions in respect of proposing candidates to the Auditing Committee of the Company, received from the shareholders holding all in all over two per cent of voting shares, and decided to include the following candidates in the list of candidatures for the election to the Auditing Committee (the list has been made up in the alphabetical order):

Full name of the candidate	Place of employment and position occupied	Proposed by
Ruslan Kyarimovich Aksyaitov	Head of the Methodology Division of the Accounting Department, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of voting shares)
Natalya Viktorovna Yermolayeva	Head of the Statistical Reporting Department, DEP, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of voting shares)
Yelena Viktorovna Zabuzova	Director of the Department for economic planning and budgeting, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of voting shares)
Alexandr Vladimirovich Kachurin	Head of the Treasury, Finance Department, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of voting shares)
Konstantin Yuryevich Kravchenko	Director of the Department of Telecommunications of OJSC Svyazinvest	Svyazinvest OJSC (50.76% of voting shares)
Yekaterina Alexandrovna Pavlova	Leading Specialist of the Methodology Division of the Accounting Department, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of voting shares)
Nataliya Petrovna Utina	Head of the Department of Investment Projects Economics, DEPB, OJSC Svyazinvest	Svyazinvest OJSC (50.76% of voting shares)
Olga Valentinovna Fedyushkina	Advisor of the Commercial Sector Organizations Property Department of the Property Committee of Russia	Federal Agency for Federal Property Management (Rosimushchestvo) (4.29% of voting shares)

MOTION FOR VOTING:

4. THE AUDITING COMMITTEE OF THE COMPANY SHALL BE ELECTED FROM THE PROPOSED LIST

Alexandr Sergeyevich Dorutin, the Chairman of the Returning Board, spoke on the voting procedure in respect of the fourth issue of the Agenda.

Voting results (ballot No.3)

661,161,260 votes participated in the voting

Full name of the candidate	Number of votes		
	In favour	Against	Abstentions
Ruslan Kyarimovich Aksyaitov	**501 832 836**	**573 230**	**11 626 530**

Natalya Viktorovna Yermolayeva	**502 339 481**	**56 628**	**11 617 884**
Yelena Viktorovna Zabuzova	**502 338 058**	**69 544**	**11 615 989**
Alexandr Vladimirovich Kachurin	**502 352 043**	**62 227**	**11 614 643**
Konstantin Yuryevich Kravchenko	**502 429 601**	**99 267**	**11 627 071**
Yekaterina Alexandrovna Pavlova	**502 314 076**	**67 523**	**11 616 000**
Nataliya Petrovna Utina	**500 889 489**	**1 460 379**	**11 629 149**
Olga Valentinovna Fedyushkina	**5 323 130**	**477 776 338**	**11 643 152**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the fourth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Under clause 6, article 85 of the Federal Law On Joint-Stock Companies, shares belonging to Members of the Board of Directors or officials of the management bodies of OJSC North-West Telecom shall not participate in the voting during the election of the members of the Company's Auditing Committee.

Based on the results of voting on the fourth issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

4. TO ELECT THE AUDITING COMMITTEE OF THE COMPANY WITH THE FOLLOWING MEMBERS:

Ruslan Kyarimovich Aksyaitov
Natalya Viktorovna Yermolayeva
Yelena Viktorovna Zabuzova
Alexandr Vladimirovich Kachurin
Konstantin Yuryevich Kravchenko
Yekaterina Alexandrovna Pavlova
Nataliya Petrovna Utina

On the fifth issue of the agenda:

APPROVING THE COMPANY'S AUDITOR FOR THE YEAR 2005

SPEAKER: Ivan Ivanovich Rodionov, a member of the Board of Directors, Chairman of the Committee of the Board of Directors for Audit.

I.I. Rodionov brought to notice of those present at the meeting that the Board of Directors of OJSC North-West Telecom proposes that the company ERNST & YOUNG VNESHAUDIT be approved as the auditor of OJSC North-West Telecom for the year 2005. Then the speaker familiarized the participants of the annual General Meeting of the Shareholders with the results of the work of the Committee of the Board of Directors for Audit.

(I.I. Rodionov's speech is enclosed in Appendix No.3)

MOTION FOR VOTING:

5. THE ERNST & YOUNG LIMITED LIABILITY COMPANY SHALL BE APPROVED AS THE COMPANY'S AUDITOR FOR THE YEAR 2005.

Alexandr Sergeyevich Dorutin, the Chairman of the Returning Board, spoke on the voting procedure in respect of the fifth issue of the Agenda.

Voting results (ballot No.3)

659 550 497 votes participated in the voting, among them ballots containing all in all **29 700 379** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the fifth issue of the agenda
IN FAVOUR	**618 190 364**	**89.01%**
AGAINST	**15 108**	**Less than 0.01%**
ABSTAINING	**11 644 646**	**1.68%**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the fifth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **fifth** issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

5. THE ERNST & YOUNG LIMITED LIABILITY COMPANY SHALL BE APPROVED AS THE COMPANY'S AUDITOR FOR THE YEAR 2005.

On the sixth issue of the agenda:

INTRODUCING AMENDMENTS AND ADDITIONS TO THE COMPANY'S CHARTER (ARTICLES OF ASSOCIATION) IN THE NEW VERSION TAKING INTO ACCOUNT THE ADOPTED AMENDMENTS AND ADDITIONS

SPEAKER: Irina Mikhailovna Ragozina, a Member of the Board of Directors, Chairperson of the Committee of the Board of Directors for Corporate Management

I.M. Ragozina told the shareholders that in the past year the company continued the work on bringing the Company's Articles of Association in line with the legislation. The Amendments and Additions to the Articles of Association of OJSC NWT and the new version of the Articles of Association, which were considered and approved by the Committee for Corporate Management of the Board of the Directors of OJSC NWT, became the result of this work.

Upon the recommendation of the Committee for Corporate Management, the Board of Directors has considered the proposed amendments and the new version of the Articles of Association and presented them for considering by the annual general meeting of the shareholders.

(I.M. Ragozina's speech is enclosed in Appendix No.4)

MOTION FOR VOTING:

6. 1) AMENDMENTS AND ADDITIONS No.1 TO THE COMPANY's ARTICLES OF ASSOCIATION (CHARTER) SHALL BE INTRODUCED

2) AMENDMENTS AND ADDITIONS No.2 TO THE COMPANY's ARTICLES OF ASSOCIATION (CHARTER) SHALL BE INTRODUCED

3) TO APPROVE THE COMPANY'S ARTICLES OF ASSOCIATION IN A NEW VERSION TAKING INTO ACCOUNT THE ADOPTED AMENDMENTS AND ADDITIONS.

Alexandr Sergeyevich Dorutin, the Chairman of the Returning Board, spoke on the voting procedure in respect of the sixth issue of the Agenda.

Voting results (ballot No.4)

Introducing amendments and additions No.1 to the Company's Articles of Association.

661 973 492 votes participated in the voting, among them ballots containing all in all **148 910** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the sixth issue of the agenda
IN FAVOUR	**641 157 214**	**92.31%**
AGAINST	**4 160 038**	**0.60%**
ABSTAINING	**16 507 330**	**2.38%**

Introducing amendments and additions No.2 to the Company's Articles of Association

662 289 024 votes participated in the voting, among them ballots containing all in all **74 091** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the sixth issue of the agenda
IN FAVOUR	**195 450 229**	**28.14%**
AGAINST	**450 251 988**	**64.83%**
ABSTAINING	**16 512 716**	**2.38%**

Approving the Company's Articles of Association in a new version taking into account the accepted amendments and additions

662 296 673 votes participated in the voting, among them ballots containing all in all **73 497** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the sixth issue of the agenda
IN FAVOUR	**643 824 170**	**92.70%**
AGAINST	**1 890 107**	**0.27%**
ABSTAINING	**16 508 899**	**2.38%**

In compliance with clause 4, article 49 of the Federal Law On Joint-Stock Companies,

the decision in respect of the sixth issue of the agenda is taken by the majority of votes of three quarters of the votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **sixth** issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

6. 1) AMENDMENTS AND ADDITIONS No.1 TO THE COMPANY's ARTICLES OF ASSOCIATION (CHARTER) SHALL BE INTRODUCED

2) AMENDMENTS AND ADDITIONS No.2 TO THE COMPANY's ARTICLES OF ASSOCIATION (CHARTER) SHALL NOT BE INTRODUCED

3) TO APPROVE THE COMPANY'S ARTICLES OF ASSOCIATION IN A NEW VERSION TAKING INTO ACCOUNT THE ADOPTED AMENDMENTS AND ADDITIONS.

On the seventh issue of the agenda:

APPROVING THE PROVISIONS ON THE GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS IN THE NEW VERSION

SPEAKER: Nikolay Gennadievich Bredkov - Deputy General Manager in charge of corporate management, a member of Committee for corporate management of the Board of Directors

N.G. Bredkov told the shareholders that in the past year the work has been done by the Company aimed at improvement of the Provisions on the general meeting of the shareholders.

The new version of the Provisions on general meeting of the shareholders, considered and approved by the Committee for Corporate Management of the Board of Directors of OJSC NWT became the result of this work.

The Board of Directors considered the proposed new version of the "Provisions on general meeting of the shareholders" and presented it for approval by the annual general meeting of the shareholders.

MOTION FOR VOTING:

7. THE PROVISIONS ON THE GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS SHALL BE APPROVED IN THE NEW VERSION

Alexandr Sergeyevich Dorutin, the Chairman of the Returning Board, spoke on the voting procedure in respect of the seventh issue of the Agenda.

Voting results (ballot No.4)

662 296 673 votes participated in the voting, among them ballots containing all in all **73 939** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the seventh issue of the agenda
IN FAVOUR	**643 822 256**	**92.70%**
AGAINST	**1 899 356**	**0.27%**
ABSTAINING	**16 501 122**	**2.38%**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the fourth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **seventh** issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:
7. THE PROVISIONS ON THE GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS SHALL BE APPROVED IN THE NEW VERSION

On the eighth issue of the agenda:
APPROVING THE PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS IN THE NEW VERSION

SPEAKER: Nikolay Gennadievich Bredkov - Deputy General Manager in charge of corporate management, a member of Committee for corporate management of the Board of Directors

N.G. Bredkov told the shareholders that in the past year the work has been done by the Company aimed at improvement of the Provisions on Company's Board of Directors.

The new version of the Provisions on the Company's Board of Directors, considered and approved by the Committee for Corporate Management of the Board of Directors of OJSC NWT became the result of this work.

The Board of Directors considered the proposed new version of the "Provisions on the Company's Board of Directors" and presented it for approval by the annual general meeting of the shareholders.

MOTION FOR VOTING:
8. PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS SHALL BE APPROVED IN THE NEW VERSION

Alexandr Sergeyevich Dorutin, the Chairman of the Returning Board, spoke on the voting procedure in respect of the eighth issue of the Agenda.

Voting results (ballot No.4)
662 296 690 votes participated in the voting, among them ballots containing all in all **74 325** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the eighth issue of the agenda
IN FAVOUR	**647 779 345**	**93.27%**
AGAINST	**1 906 679**	**0.27%**
ABSTAINING	**12 536 341**	**1.80%**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the eighth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **eighth** issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

8. PROVISIONS ON THE COMPANY'S BOARD OF DIRECTORS SHALL BE APPROVED IN THE NEW VERSION

On the ninth issue of the agenda:

DETERMINING THE AMOUNT OF REMUNERATION TO MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS

SPEAKER: Nikolay Gennadievich Bredkov - Deputy General Manager in charge of corporate management, a member of Committee for corporate management of the Board of Directors

N.G. Bredkov told the shareholders that in the year 2004 the Committee for Appointments and Remunerations considered proposals on remuneration to Members of the Board of Directors, and concrete proposals and recommendations were prepared. The Board of Directors considered and approved proposals on remuneration to Members of the Board of Directors and presented them for approval by the annual general meeting of the shareholders.

MOTION FOR VOTING:

9. 1) THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF OJSC NWT DATED 20.09.2004 SHALL BE ESTABLISHED:

- **0.26 PER CENT OF EBITDA (EARNINGS BEFORE INTEREST, PROFIT TAX, DEPRECIATION AND AMORTIZATION OF FIXED ASSETS AND INTANGIBLE ASSETS) OF THE COMPANY ON THE BASIS OF THE ACCOUNTING DATA ACCORDING TO IAS FOR THE YEAR UNDER REPORT;**

- **0.68 PER CENT OF THE AMOUNT OF COMPANY'S NET PROFIT ALLOCATED FOR DIVIDEND PAYMENT ACCORDING TO THE RESULTS OF THE YEAR UNDER REPORT.**

2) THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION FOR THE YEAR 2005 TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF OJSC NWT DATED 27.06.2005 SHALL BE ESTABLISHED:

- **0.26 PER CENT OF EBITDA (EARNINGS BEFORE INTEREST, PROFIT TAX, DEPRECIATION AND AMORTIZATION OF FIXED ASSETS AND INTANGIBLE ASSETS) OF THE COMPANY ON THE BASIS OF THE ACCOUNTING DATA ACCORDING TO IAS FOR THE YEAR UNDER REPORT;**
- **0.68 PER CENT OF THE AMOUNT OF COMPANY'S NET PROFIT ALLOCATED FOR DIVIDEND PAYMENT ACCORDING TO THE RESULTS OF THE YEAR UNDER REPORT**

Alexandr Sergeyevich Dorutin, the Chairman of the Returning Board, spoke on the voting procedure in respect of the ninth issue of the Agenda.

Voting results (ballot No.5)

Determining the standard deductions for the calculation of the annual remuneration of the members of the Company's Board of Directors (for all) elected by the decision of the extraordinary general meeting of the shareholders of OJSC North-West Telecom of 20.09.04:

662 307 407 votes participated in the voting, among them ballots containing all in all **47 713** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the ninth issue of the agenda
IN FAVOUR	**648 704 968**	**93.40%**
AGAINST	**856 481**	**0.12%**
ABSTAINING	**12 698 245**	**1.83%**

Determining the standard deductions for the calculation of the annual remuneration of the members of the Company's Board of Directors (for all) elected by the decision of the extraordinary general meeting of the shareholders of OJSC North-West Telecom of 27.06.2005:

662 307 407 votes participated in the voting, among them ballots containing all in all **48 748** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the ninth issue of the agenda
IN FAVOUR	**646 957 673**	**93.15%**
AGAINST	**2 609 613**	**0.38%**
ABSTAINING	**12 691 373**	**1.83%**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the ninth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the ninth issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

9. 1) THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF OJSC NWT DATED 20.09.2004 SHALL BE ESTABLISHED:

- 0.26 PER CENT OF EBITDA (EARNINGS BEFORE INTEREST, PROFIT TAX, DEPRECIATION AND AMORTIZATION OF FIXED ASSETS AND INTANGIBLE ASSETS) OF THE COMPANY ON THE BASIS OF THE ACCOUNTING DATA ACCORDING TO IAS FOR THE YEAR UNDER REPORT;
- 0.68 PER CENT OF THE AMOUNT OF COMPANY'S NET PROFIT ALLOCATED FOR DIVIDEND PAYMENT ACCORDING TO THE RESULTS OF THE YEAR UNDER REPORT

2) THE FOLLOWING STANDARD DEDUCTION FOR CALCULATING THE ANNUAL REMUNERATION FOR THE YEAR 2005 TO THE MEMBERS (ALL MEMBERS) OF THE BOARD OF DIRECTORS OF THE COMPANY ELECTED BY THE DECISION OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF OJSC NWT DATED 27.06.2005 SHALL BE ESTABLISHED:

- 0.26 PER CENT OF EBITDA (EARNINGS BEFORE INTEREST, PROFIT TAX, DEPRECIATION AND AMORTIZATION OF FIXED ASSETS AND INTANGIBLE ASSETS) OF THE COMPANY ON THE BASIS OF THE ACCOUNTING DATA ACCORDING TO IAS FOR THE YEAR UNDER REPORT;
- 0.68 PER CENT OF THE AMOUNT OF COMPANY'S NET PROFIT ALLOCATED FOR DIVIDEND PAYMENT ACCORDING TO THE RESULTS OF THE YEAR UNDER REPORT.

On the tenth issue of the agenda:

TERMINATION OF THE COMPANY'S PARTICIPATION IN THE ISKRA ASSOCIATION OF OPERATORS OF THE FEDERAL BUSINESS SERVICING NETWORK

SPEAKER: Nikolay Gennadievich Bredkov - Deputy General Manager in charge of corporate management, a member of Committee for corporate management of the Board of Directors

The speaker told the shareholders that the Association was founded in 1998 in pursuance of the resolution of the State Commission for Telecommunications at the Ministry of Communications of Russia. The purpose of the Association is coordinating business activities, representing and protecting common interests of its members, facilitating the development of a coordinated communication network – SDO Iskra. Provision of a wide range of up-to-date telecommunication services using the SDO Iskra's network does not seem possible, as outdated equipment is used. SDO Iskra must be upgraded, which requires a considerable investment and is not economically rational.

MOTION FOR VOTING:

THE PARTICIPATION OF THE COMPANY IN *ISKRA* – THE ASSOCIATION OF OPERATORS OF THE FEDERAL BUSINESS SERVICING NETWORK – SHALL BE TERMINATED.

Alexandr Sergeyevich Dorutin, the Chairman of the Returning Board, spoke on the voting procedure in respect of the tenth issue of the Agenda.

Voting results (ballot No.5)

651 797 378 votes participated in the voting, among them ballots containing all in all **51 516** votes having been considered as invalid.

Shareholder's opinion	Voting results	
	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the tenth issue of the agenda
IN FAVOUR	**639 423 380**	**92.06%**
AGAINST	**616 744**	**0.09%**
ABSTAINING	**11 705 738**	**1.69%**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the tenth issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **tenth** issue of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

10. THE PARTICIPATION OF THE COMPANY IN *ISKRA* – THE ASSOCIATION OF OPERATORS OF THE FEDERAL BUSINESS SERVICING NETWORK – SHALL BE TERMINATED.

On the eleventh issue of the agenda:

TERMINATION OF THE PARTICIPATION OF THE COMPANY IN THE UNION OF COMMUNICATION FACILITIES MANUFACTURERS AND CONSUMERS

SPEAKER: Nikolay Gennadievich Bredkov - Deputy General Manager in charge of corporate management, a member of Committee for corporate management of the Board of Directors

The speaker told the shareholders that the union was founded in 2000 on the basis of the respective decision of legal entities that acted as Promoters for the purpose of uniting the efforts and interests of domestic enterprises and joint ventures, communication operators in the entire range of communications development. Optimizing its relations with equipment manufacturers directly, OJSC NWT is successfully implementing investment projects and retaining succession in the relationships with suppliers No technical services of OJSC NWT have interacted in their work with the Union of Manufacturers and Consumers of Communication Facilities either directly or through equipment suppliers.

MOTION FOR VOTING:

TO TERMINATE THE PARTICIPATION OF THE COMPANY IN THE NONPROFIT ORGANIZATION UNION OF COMMUNICATION FACILITIES MANUFACTURERS AND CONSUMERS.

Alexandr Sergeyevich Dorutin, the Chairman of the Returning Board, spoke on the voting procedure in respect of the eleventh issue of the Agenda.

Voting results (ballot No.5)

662 307 077 votes participated in the voting, among them ballots containing all in all **52 595** votes having been considered as invalid.

	Voting results

Shareholder's opinion	Number of votes	Percentage of the total number of votes of the shareholders taking part in the meeting and entitled to a vote on the tenth issue of the agenda
IN FAVOUR	**649 946 812**	**93.58%**
AGAINST	**609 521**	**0.09%**
ABSTAINING	**11 698 149**	**1.68%**

In compliance with clause 2, article 49 of the Federal Law On Joint-Stock Companies, the decision in respect of the eleventh issue of the agenda is taken by the majority of votes of the shareholders holding voting shares and taking part in the meeting of the shareholders.

Based on the results of voting on the **eleventh issue** of the Agenda (report of the Returning Board is enclosed), the Meeting of the Shareholders

HAS DECIDED:

11. TO TERMINATE THE PARTICIPATION OF THE COMPANY IN THE NONPROFIT ORGANIZATION UNION OF COMMUNICATION FACILITIES MANUFACTURERS AND CONSUMERS.

Chairman of the Meeting V.A. Akulich announced a 45 minutes' break for voting on the issues of the Agenda of the Meeting and for summing up the results of voting on the issues of the Agenda of the Meeting.

Alexandr Sergeyevich Dorutin, the Chairman of the Returning Board, announced the voting results and the decisions taken.

Chairman of the meeting V.A. Akulich said that the shareholders were informed on the results of voting on the issues of the Agenda of the annual general meeting of the shareholders and that the Decisions taken by the meeting were announced. The information on the results of the meeting will be published in the Izvestiya newspaper. V.A. Akulich announced that the annual general meeting of the shareholders of OJSC North-West Telecom was closed.

The meeting was closed at: 3:55 p.m.

V.A. Akulich, Chairman of the Meeting

N.G. Bredkov, Head of the Secretariat

04 July 2005

LIST OF APPENDICES TO MINUTES No. 01-05 OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

of the Open Joint-Stock Company
North-West Telecom
27.06.2005

Appendix No. 1
to minutes No. 01-05
of the annual general meeting of the shareholders
of the Open Joint-Stock Company
OJSC North-West Telecom

Report
of Vladimir Alexandrovich Akulich,
General Manager of OJSC North-West Telecom
on the First Issue of the Agenda

Dear Shareholders, Ladies and Gentlemen,

Let me present to you the report of the open joint-stock company North-West Telecom for the year 2004, the year of company's transition to a qualitatively new stage of its development aimed at achieving stable indices of operational and financial efficiency.

First of all, I would like to describe the ***state of the telecommunication industry*** in the Northwestern Federal District and in Russia on the whole.

In 2004 the telecommunication industry retained the trend of high growth rate that has been observed since 2000. The market volume growth in all sectors of the industry has been 30.5%, which is more than four times higher than the general economic growth rate.

An even higher growth rate can be observed in the communication services market. For the recent five years this growth has been about 40 per cent annually. In 2004 the volume of the market was 540.0 billion roubles, which is 37 per cent higher than the indices of the previous year. Operators' income from telecommunication services amounted to more than 500 billion roubles.

In 2004 over 4 billion US dollars of domestic investment were contributed to the fixed capital of the industry's enterprises, which is 25% more than in the previous year. Foreign investment also grew almost twice in 2004 as compared to 2003 and amounted to about 1.5 billion US dollars.

The growth of the telecommunications market has been traditionally accompanied by active development and upgrading of the infrastructure. In 2004 over 60,000 km of cable and relay lines and more than 5 million fixed communication telephone numbers were put into operation. Over 300,000 channels of long-distance and international telephone exchanges have been put into operation.

The telephone density increased from 26.6 to 28.8 stationary telephone sets per hundred people for the year. The number of settlements having no telephone communication decreased from 50,000 to 46,000.

Russian operators of fixed communication set a record by the number of new installations in 2004, having connected 2.2 million subscribers (against 1.8 mln in 2003). The number of subscribers grew by 6%, having exceeded 39 million. No single other operator of mobile communication has got so many subscribers in Russia yet.

It should be noted that the mobile communication sector achieved the peak of its growth in the last year. While before the aggregate number of cellular operators' subscribers was doubled each year, now this process has obviously slowed down. Statistics show that the market of cellular communication has approached the very threshold of saturation.

On 1st October 2004 the third and the last stage of OJSC North-West Telecom's ***corporate reorganization was completed***. According to the decision of the shareholders, another two big regional telecommunication operators - OJSC Svyaz of the Republic of Komi and OJSC Lensvyaz – have been affiliated with OJSC North-West Telecom. Now the Company's operating zone embraces the entire North-West, one of the most investment-attractive federal districts of Russia.

For the recent 7 years the district has been showing a stable growth of the economy: in 2004 the gross regional product grew by +8.5%. The volume of investment in the economy of

the Northwestern Federal District amounted to 4 billion US dollars (22% more than in 2003). The influx of foreign capital increased by 40%. The growth of the regional average income per capita, the 4th by the amount in Russia, was 14%.

The North-Western Federal District is one of the most well-developed ***telecommunication market segments*** of Russia. It brings over 10% of the income of the Russia's communication industry.

The Northwestern Federal District has the highest urbanization level (82%) and a favourable geographic location as compared to other districts of Russia, as it bounds with Baltic and European countries. The district is characterized by the highest telephone density in Russia corresponding to the standard of East-European countries (35 telephone sets per hundred residents).

As a consequence, these factors facilitate the active development of market competition and oblige OJSC North-West Telecom to be a step ahead of their competitors.

As of the start of the year 2005, North-West Telecom held the dominating ***positions in the fixed communication services market of the Northwestern Federal District*** by income:

- telecommunication – 83%;
- local communication -78%;
- data transmission and lease of channels - 65%;
- dial-up access to the internet - 30%;
- dedicated access to the internet -3%.

The most severe ***competition*** is observed in St. Petersburg, Murmansk and Kaliningrad. The main competitors of NWT in the market of

- local fixed communication services are PTT, Pskov GTS and Peterstar;
- telecommunication services – Peterstar, Svyazinform and WestBaltTelecom (Kaliningrad Oblast);
- dial-up access to the Internet – Peterstar, WebPlus and Peterlink.

Holding the leading positions in the market of telecommunication services, OJSC NWT is planning to retain them in the future. Competitors from among alternative operators are actively providing new communication services to the most promising segments of the market, using their advantages as compared to the traditional operators by dint of the following factors:

- difference in the starting conditions of traditional and alternative operators' infrastructure development, which were quite unequal: in their development the interregional companies had to pay much attention to and invest much in supporting and upgrading the infrastructure created several decades ago, eliminating the queue, etc.;
- the possibility of using a flexible price policy, as, unlike traditional operators, rates for the basic services of competitors are not regulated by the state;
- the possibility of aiming at highly profitable segments of the market, as they had no social obligations.

Nevertheless, NWT intends to retain its positions in the basic varieties of services and to strengthen its market positions in the segment of new, highly profitable services and services for the business sector, ***using its indisputable competitive advantages*** as an interregional company:

- own well-developed network infrastructure,
- a wide network of geographic coverage,
- an extensive clients base,
- a wide range of services,
- stable cash flows in the local communication segment,
- availability of the financial capacity to launch large-scale development projects.

To maintain the competitive capacity, OJSC North-West Telecom is implementing a strategy of integrated growth aimed at the development and updating of the existing commu-

nication network and construction of new telecommunication networks for providing high technological level services. Besides, a project is being implemented to create a multiservice communication network that will facilitate the formation of a single information space of the region.

The key areas of development of the services provided and the Company on the whole that allow to strengthen the competitive advantages are:

- Creating an up-to-date telecommunication infrastructure.
- Enhancing the orientation of the Company toward the client. Improving the consumer properties of the services and servicing quality.
- Enhancing the services promotion activity.
- Increasing the Company's proceeds through the concentration on highly profitable consumer segments of the market. Developing highly remunerative services.
- Increasing the income per client through providing extra and comprehensive services. Ensuring a competitive portfolio of services. Increasing the income from corporate clients through providing services of creating corporate networks. Pursuing a flexible competitive rate policy.
- Creating a management system ensuring a balance between the management system centralization level and its flexibility taking into account the regional peculiarities.

One of the priority areas of the Company's activities in 2004 was the ***upgrading and development of the technological and operational base***. The infrastructure of the telephone networks actively developed. By the aggregate installed capacity, OJSC NWT holds the 2nd place among the interregional companies: as of the end of the year it was 4.71 million numbers, including the capacity of the city telephone network - 4.29 million numbers and the rural telephone network - 417.5 thousand numbers. For the year, digitalization grew to 48%, while the digitalization level of the city telephone network grew to 50.5%. In most cities that are regional centers, digitalization came close to 100%. The number of basic telephone sets reached 4.23 million sets. The percentage of the used capacity of the Company was 91.1 %.

The infrastructure of long-range communications is in a much better condition. In 2004 the growth of installed capacity of automatic long-distance telephone exchanges (AMTS) amounted to 33% and reached 79.8 thousand channels. During 2004 a number of measures were taken to improve the general and technical operation of long-distance and intra-zone communication facilities. The reliability of the primary networks in the intra-zone networks has been improved through the construction of fibre-optic and radio-relay transmission lines.

The upgrading of OJSC North-West Telecom's network is the main catalyst of the growth of company's income; and creating a modern network will make it possible for OJSC NWT to provide the entire range of high-tech services, including those on the basis of multiservice and intelligent communication networks. In spite of the considerable costs of introducing, the need of promoting such highly profitable types of services in the market is made up for by the fact that the rates for them are not regulated by the state and are established solely by the market demand.

Judging by the results of 2004, NWT is retaining the leadership by the number of lines per employee in the telecommunication industry and is among the industry's leaders by some other ***efficiency indices of the industry***. At the same time, in the recent years, stable positive trends in the specific indices of proceeds and capitalization have been observed. Thus, proceeds per employee in 2004 amounted to 532 thousand roubles, which is 26% higher than in 2003, and profit from sales per employee increased, too, by 14 %.

NWT succeeded in achieving a serious increase of the ***final financial and economic indices*** in 2004. The annual proceeds of the Company increased by 24% to 15.4 billion roubles. The net profit was in excess of 1.32 billion roubles, which is 58% more than for the same period of the previous year. The optimization of expenses and the growth of income gained from new services have resulted in an increase of EBITDA by more than 45%.

In the assessment of ***NWT's development trends from the start of the reorganization***, when in December 2000 MMT and SPb Telegraph affiliated with PTN, the key financial and economic indices showed obviously positive dynamics: for 4 years the income of the united company grew by 740% and the sales profit and net profit increased almost 5 times.
The successful results of the year 2004 have made it possible to increase considerably the dividend mass: according to the final data of the year 2004, the total amount of dividend pays recommended by the Board of Directors amounted to 336 million roubles, or 24% of net profit, and exceeded the index of the previous year 2.5 times. The dividend profitability of the company's shares grew significantly.

In 2004, observing a reasonable balance between attracted and own funds (51% to 49%), North-West Telecom increased the volume and enhanced the efficiency of ***investment***. The investment in the development and upgrading of the operating facilities reached 4.7 billion roubles as compared to 3.6 billion roubles in 2003. 195,000 digital numbers for the connection of new subscribers were put into operation and 220,000 analog numbers were replaced by digital ones. Almost no outdated decade-step exchanges or crossbar offices remain in the Company's network.

In spite of quite rapid rates of new number capacity commissioning, there still is unsatisfied ***demand for installation of telephone lines***. 125.9 thousand requests from citizens were satisfied in 2004, nevertheless, by the end of the year 2004, the total queue taking into account constantly received new requests amounted to 203.1 thousand applications. Such a situation is largely accounted for by the demand for the installation of a second and more telephone lines. On the one hand, unsatisfied demand for services is a positive factor, however, the fact that, for technical reasons, telephone lines cannot be provided to anyone who has expressed such a wish, is, of course, negative. This means both lower income and a negative image of the company, especially, on the background of cellular companies. However, OJSC North-West Telecom is taking measures to resolve this problem, and as of the end of 2004 the share of the queue in the installed capacity was 4.3% (6% in 2003), which is much lower than the figure of other interregional companies.

To resolve the problem of satisfying the queue in the largest region – St. Petersburg, - the Company has developed and is implementing a Programme for Providing Residents of St. Petersburg with Telecommunication Services for the Years 2004-2007, which will make it possible to eliminate the long-lived queue of the city for the installation of a telephone line by 2008 and to meet the demand of St. Petersburg's residents for modern telecommunication services.

A considerable share of investment is allocated for the development of highly profitable, so-called ***new services***, the rates for which are not regulated by the state. Judging by the results of the past year, proceeds from this kind of services grew by 60% to 670 million roubles.

In developing new services, we stake on the services of dial-up and broadband ***Internet access*** (xDSL), the demand for which is constantly growing. The "Internet on Credit" service is in the keenest demand among clients. In the total income gained from dial-up Internet access, the share of income from "Internet on Credit" for OJSC North-West Telecom is about 75%. Judging by the results of 2004, OJSC North-West Telecom is the leader by the number of dial-up access subscribers, leaving both traditional and alternative operators behind. Providing a service based on new principles is a civilized method of expanding the market share of NWT.

To provide a wide range of up-to-date broadband services in the Northwestern Federal District (NWFD) and beyond it, in 2004 OJSC North-West Telecom continued implementing the biggest investment project of the Company of the recent years – the construction of a powerful multiservice network (***MSN***) connecting all major cities of NWFD. It is expected that in 2005 the construction of the basic MSN trunk channels connecting all major cities of NWFD will be completed.

The ***multiservice network*** makes it possible to create virtual private networks for state institutions, private companies, telemedicine systems, video conferences, etc. E.g., the biggest client, for which NWT has built a network with more than four hundred connected sites, is the Northwestern bank of the RF Savings Bank.

Another big investment project of 2004 has been the implementation of the ***Programme of Telephone Installation for the Disabled and Veterans of WW II***. The programme dedicated to the celebration of the 60th anniversary of the Victory in the Great Patriotic War, among other things, included full satisfaction by the end of the year of all applications from veterans of WW II for telephone installation, submitted before 1st January 2004, including free installation of telephone lines for the disabled of WW II and equal categories of persons. (In pursuance of the appropriate instructions of the President of the Russian Federation.)

On the whole, in the framework of the said programme, NWT has satisfied about 6,000 applications from WW II veterans. Investment in the implementation of the Programme is significant and in fact it will not pay back, as almost all veterans, whose flats or houses had no telephone communication before, reside in remote areas without free telephone capacity or communication channels. The cost of extra equipment and construction operations for 'last mile' arrangement alone has amounted to 68.3 million roubles.

The programme of providing WW II veterans with telephone communication was partly implemented using funds of the regional and federal budgets. The governments of Leningrad Oblast and the Republic of Komi have made the largest contribution.

OJSC North-West Telecom has remained a ***socially responsible*** company. Among other things, NWT is the ***biggest tax-payer*** of the Northwestern Federal District. In 2004 the Company paid 3.8 billion roubles of taxes to budgets of various levels, which makes 27% of its annual proceeds. The tax pays to the Federal Budget alone amounted to 2.8 billion roubles. Traditionally, the company has been paying much attention to supporting social programmes of the state and to developing the regional community. It is for several years that OJSC North-West Telecom has been participating in the federal target programmes "Electronic Russia" and "Social Development of the Village".

In the framework of the policy of ***social responsibility***, OJSC North-West Telecom has invariably placed high emphasis on developing good relationships with local state authorities. During the year 2004 agreements of cooperation were made with the heads of 7 regions and republics where branches of the Company operate: the Republics of Komi and Karelia, Novgorod, Murmansk, Leningrad, Vologda And Kaliningrad Oblasts. The subject of the agreements is the coordination of efforts and establishing efficient cooperation between the administrations of the regions and OJSC North-West Telecom in the field of regional telecommunications development. OJSC North-West Telecom sees its task in including all remote regions and rural areas that have no telephone communication in a single information and communication space of Russia.

In 2004 much was done to ***improve the Company's management structure*** in order to enhance the responsiveness and efficiency of management and optimization of the personnel number. The organizational structures of all divisions, branches and the Company were revised by enlarging them and reorganizing the divisions.

The total number of OJSC NWT's employees as of the end of the year 2004 was about 34250. The introduction of new technologies and the measures of organizational structure optimization and labour efficiency improvement made it possible to cut down the personnel number by 2426 employees (or 7.6%) in 2004. It should be noted that the personnel policy of the Company is based on the principles of the efficient use of the human resources potential: in the optimization of the company's personnel number we first of all see a possibility of increasing the wages of the employees.

The priority area of NWT's strategy has always been the ***improvement of corporate governance***. Events of the last year showing the improvement of corporate governance in-

clude the adoption of the Corporate Governance Code, the Provisions on Information Policy and the Corporate Culture Code.

A Model of Company's Subsidiary Business Reorganization was developed (and approved by the Board of Directors in June 2004). Its purpose is the reorganization of the portfolio of investment that has been formed in the course of the merger of telecommunication operators in the North-West, which will lead to the liquidation of investments made without connection with the tasks of a participant of the communication services market and investments that are no longer topical. The investment portfolio will be minimized and structured, participation in each company will have its goal coinciding with OJSC NWT's development strategy.

It should be also noted that at the moment OJSC NWT, as well as most companies that have proven their viability and have survived in the period of active reform of the country's economy, is facing the task of restructuring. To improve the efficiency of the operation, increase the profit and concentrate the resources on the development of the Company's basic business, the principle of separating secondary areas of activities into subsidiaries is used. Thus, LLC RPK Svyazist and LLC RSU-Telecom have been already founded.

On the whole, participation in other organizations is seen by NWT as an efficient tool of achieving operational objectives and as an extra source of profit. According to the results of the year 2004, the Company's profit from the subsidiary business amounted to more than 36 million roubles, including 700,000 roubles of dividends, the rest being the result of starting the implementation of the Model of OJSC NWT's Subsidiary Business Reorganization.

The ***Board of Directors*** of OJSC NWT reflects the stock structure of the Company. It includes both representatives of the key shareholder (OJSC Svyazinvest) (7 Directors) and representatives of minority shareholders (4 Directors). OJSC North-West Telecom has a well-developed institute of independent directors very actively participating in the activities of the Company.

The Board of Directors has four committees (in charge of audit, corporate governance, appointments and remunerations, and strategic development). All important issues are always considered by members of the committees in charge of respective areas with the participation of experts, if necessary.

In 2004 the Board of Directors of OJSC North-West Telecom held 47 meetings that considered the following most important issues:

- on reorganization in the form of affiliation of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi;
- on approving the Model of Subsidiary Business Reorganization, which made it possible for the Company to develop a programme for leaving the secondary business and preparing merger and takeover transactions;
- on Company's floatation of bonds and issued securities, etc.

Due to the efforts exerted in order to improve the ***investment appeal*** of the Company, the stable growth rate of financial and economic indices and the sound policy of upgrading and investment, the market value of OJSC North-West Telecom's stock capital has grown significantly. For the last year the capitalization of the Company grew by 58%, outrunning by the growth rate both all Russia's communication companies and the RTS index, which is the key indicator of Russia's stock market. The market value of the common stock grew by 29% and that of the preferred stock by 42%.

The Company continued its active work of developing the ***secondary market of securities and increasing the liquidity of shares***. This work has resulted in the fact that OJSC North-West Telecom's common and preferred shares have been admitted to trading at the leading Russia's exchange venues, the MMVB Stock Exchange and the RTS Stock Exchange, in the category of listed securities, and in the fact that the annual volume of trading in OJSC North-West Telecom's stock almost doubled.

All in all, from the start of trading in the shares of the united company till the end of 2004 the value of common shares increased by 50%, that of preferred shares by 110% and the capitalization of the Company increased almost 3 times. The market evaluated the effect from the reorganization of the Company by the organic growth of capitalization by 100%.

In 2004 OJSC North-West Telecom retired the first series ***bonds*** issue and prepared for issue the third bonded loan, which was floated early in 2005.

The funds gained from implementing the bonded loans were used to fund Company's investment projects.

The corporate governance level has been appreciated by independent experts. The corporate governance score given to OJSC North-West Telecom by Standard & Poor's in 2004 is at one of the highest levels in Russia, 5.0 according to the national scale. By the results of the year 2004, OJSC NWT was among only the four Russian companies given the national corporate score of RID-Expert RA at the A level.

Step by step, the Company is enhancing its information transparency. By the transparency (information openness) index of Standard & Poor's of the year 2004, North-West Telecom was in the 8th place among the 50 biggest companies of Russia. For several years on end the official site of OJSC North-West Telecom has been considered one of the best among the companies, whose shares are traded in the open market.

The efforts of the Company were noted by the Staff of the RF President's Plenipotentiary in the Northwestern Federal District and by the RF Ministry of Information Technologies and Communication, who called NWT the leader of the Russian business in the field of telecommunications. According to the results of 2004, NWT has been called the best Russian enterprise "For Dynamic Development" by the Russian Union of Industrialists and Businessmen, by the RF Chamber of Commerce and Industry and by the Expert Examination Institute supported by the RF Government. The RF Government has called the Company a "Russian Organization of High Social Responsibility". The Government of St. Petersburg has called it "The Best Tax-Payer of St. Petersburg".

NWT is a laureate of the prize "The Best Level of Information Disclosure for Investors" from the RTS stock exchange and the Securities Market publishing house. The newspaper of NWT "SvyaZisT Severo-Zapada" has been called by the Russian Association of Corporate Media the best corporate edition in the communication industry in 2004.

The declared medium-range development strategy of OJSC NWT is aimed at leadership in the telecommunication market of the North-West and at creating prerequisites for the growth of the Company's market value.

In 2005 the Company will concentrate on improving the economic efficiency of the Company's activities. The priority area in the Company's development in 2005 is strengthening the market positions in the segment of new, highly profitable services and services for the business sector. For this purpose, we will continue the work of network infrastructure upgrading, network digitalization, improvement of the trading activities and enhancing the quality of services and post-sale servicing provided to clients.

According to the established tradition, we will work on improving the investment appeal and liquidity of Company's securities, enhancing the quality of reputation management and introducing the corporate governance principles meeting the requirements of the international investment community.

It should be emphasized that all efforts of OJSC North-West Telecom's management are aimed at increasing the value of the Company and gaining the maximum possible profit in the interests of the shareholders.

As the General Manager and the Chairman of the Management Board of OJSC North-West Telecom, I would like to express my sincere gratitude to the shareholders, partners, clients and employees of the Company for the fruitful cooperation and hope that the next year will be even more successful.

Appendix No. 2
to minutes No. 01-05
of the annual general meeting of the shareholders
of the Open Joint-Stock Company
OJSC North-West Telecom.

Supplementary Report of Venera Adykhamovna Khusnutdinova, Deputy General Manager in charge of Economics and Finance on the First Issue of the Agenda

Dear Shareholders of OJSC North-West Telecom,

Let me present to you the basic results of the financial and economic activities of the Company in 2004.

In the year under report the balance value of the company increased by 44 per cent, or 7 billion 737 million roubles, with a positive growth of all key indices of non-circulating assets, among other things, the fixed assets grew by 38 per cent and capital investment by 76 per cent. At the same time, the circulating assets have grown, the resources have increased by 65 per cent and the accounts receivable by 25 per cent. Company's liabilities, as well as assets, grew by 7 billion 737 million roubles, with a growth of long-term borrowed funds through the growth of our long-term credits attracted from banks.

An important factor that has positively influenced the financial stability of the Company is the fact that the share of the currency constituent in our obligations has decreased from 24 per cent to 10 per cent. Throughout the year 2004 our company retained its high level of financial stability. By the current (working capital) ratio we have reached the index of 0,54, and by the equity ratio we are at the level of 0.58. This is higher than the average level of companies in the communication industry. At the same time, our Company continues to retain a low level of accounts payable. Our cash flows enable us to cover successfully both expenses related to the interest and the expenses for debt repayment.

As to the operational result of the Company's work, our proceeds have grown by almost 25 per cent, profit from sales by 7 per cent, EBITDA indices by 45 per cent, and the net profit has reached 1 billion 327 million roubles. This means that our net profit has grown by 58 per cent, i.e. more than 1.5 times as compared to the previous year, the profitability having seriously improved, too, and having reached 8.6 per cent of the proceeds. As the net profit indices have significantly improved, it is expected that net profit to the amount of 335,922,000 roubles (which is about 25% of profit, or 1.3 times more than in the previous year) will be allocated for dividend payment, while all the rest, almost one billion roubles, or 75 per cent of net profit, for further development of the Company and first of all for the funding of investment projects. Our profitability indices have significantly improved. E.g., profitability of own capital reached 9 per cent, while profitability of assets reached 5 per cent. By the trends of accounts receivable (this is an important index, we are monitoring it closely), we have had a very slight growth of the current debt, which is a positive factor, all in all – 6 per cent, the proceeds having grown by 25 per cent. At the same time, the outstanding debt related to the debt of the federal budget to us in respect of privileges compensation, increased significantly. Here the growth has been 28 per cent and the total amount of the outstanding debt of the federal budget to us is 1 billion 100 million roubles. However, it should be noted that the Company is actively struggling to return these funds to our bank accounts. There are active legal proceedings, and today we have already obtained through the court 750 million roubles out of 1 billion 100 million. Today we are expecting the receipt of these amounts to our bank accounts.

I would like to list briefly the basic tasks of the financial and economic activities for the year 2005:

- growth of the sales volume;

- increase of profitability;
- further pursuance of a balanced policy of investment and borrowing, with the share of borrowed funds retained at the level not higher than 45 per cent;
- reduction of the cost of borrowed funds and elongation of the periods of borrowing.

Thank you for your attention!

Appendix No. 3
to minutes No. 01-05
of the annual general meeting of the shareholders
of the Open Joint-Stock Company
North-West Telecom.

Information
of Ivan Ivanovich Rodionov, a Member of the Board of Directors,
Chairman of the Audit Committee of the Board of Directors,
on the Fifth Issue of the Agenda

As to the issue of the agenda, I suggest that the Ernst and Young company be elected the auditor of the company.

At the same time, I would like to tell the meeting about the activities of the Audit Committee in the Board of Directors and to give the general picture of the work of the Board of Directors from within. We think it very important that this year we have organized this meeting as a report of the Board of Directors and of the management, not just as a report of the company's management.

First of all, I would like to remind you that our Company was established in the period when juicy corporate scandals broke out in the global market. And therefore, when the united Company was formed, we placed high emphasis on the good work of the Company in the field of internal control and audit, so that the shareholders could be sure that the Company monitors various risks, develops according to its reports and the reports fully reflect its actual condition. And if you remember, at first Company's capitalization was not outstanding among other communication companies. Therefore, we think that the work of the Audit Committee must have helped our Company, too, first of all, in the growth of capitalization, and indeed, it helped us already after 3 years, to become the leader among fixed communication companies by the growth of capitalization in this year.

What does our Committee deal with? We have three main areas of work.

The first area is the work directly with the auditor. In this field it is very important for us that the auditor should exercise control over the accounting methods used by the Company, not only check the figures shown by the Company. It is very important for the audit to reveal in due time and bring to our notice and that we, in our turn, bring to the notice of the Company's management certain problems related to the organization and methods of accounting that have not been shown in the actual practices of the company as yet and require serious finalization. In this case, after the merger of the Company, two groups of issues arose. The first is the issue of fixed assets accounting. It took several decades to create the Company, and very many most important fixed assets were not properly shown in the accounts and reports from the point of view of their actual market value.

You can imagine that the cable that was laid underground 30 or 40 years ago is a very important asset, and, nevertheless, it was not adequately shown in the accounts. We have spent almost three years to bring the accounting of fixed assets fully in line with the requirements of the international accounting standards, have hired professional appraisers having international experience, and, starting from 2005, the Company will obviously have no critical comments of the auditor in respect of fixed assets accounting.

The second is the problem of deductions to the independent pension fund. You know that the communication industry has quite a strong independent pension fund. It is very important to make all actuarial calculations – calculations related to the life span, to the funds required for our pensioners to be sure that they will have enough money to feel well throughout their retirement period. This work has been completed this year, and today it has already been confirmed in the auditor's report that our Company has completely resolved this problem, and we have no critical remarks in this respect.

Such a task-oriented approach has made it possible for us to be the second company among all fixed communication companies who have prepared international accounts and re-

ports without delay this year – by the meeting, not several months later – and here I am holding them in my hands. The international accounts and reports are ready and we will present them on our corporate site by the end of the month. Among communication companies only OJSC Sibirtelecom and OJSC NWT have succeeded to do this in time.

The second group of issues that we have constantly discussed with the auditor are issues related to changes of the risks facing the company. Today serious transformations are taking place in the communication industry in this country, e.g., demonopolization of the telecommunication market, and due to that a certain part of Company's income is lost, as independent operators emerge and a reduction of telecommunication rates becomes probable. We noticed that risk in time, and the Company has been preparing for already a year and a half a programme for the replacement of such lost income by extra income from providing new types of services. You have also noticed that starting from this year the Company has been actively getting rid of its secondary assets. We are doing this first of all by leaving the joint-stock companies that in fact do not do any business, which is just recorded on paper. There are other works, too, related to risk monitoring and management, including, for example, improvement of managerial accounting. Last year the Company started and this year completed a project with representatives of the PriceWaterHouse consulting company, and now internal accounts are prepared within a shorter time, which makes it possible for the management to take more substantiated operational decisions.

A special subject of the Audit Committee' work done by us jointly with the auditor, with the internal audit service and the auditing commission was the issue of whether top managers of the Company or members of the Board of Directors get any material or intangible benefits connected with their holding their positions, however, not shown in the remuneration that they earn officially. We have carried out polling, determined the list of affiliated parties and closed quite tightly any possibilities of using the Company for one's own benefit.

I would like to note that the Audit Committee is cooperating very closely both with the internal control service of the Company, which is accountable to the Company's management, and with the auditing commission, which is accountable to the shareholders. We often hold joint meetings and take into account each other's comments when preparing respective provisions on our work.

It seems to me that largely due to such close attention to the issues of accounting, transparency and informing the shareholders on the actual state of the company, we have managed to be among the companies having the highest corporate governance scores given by the Standard & Poor's rating company and to attain a significant growth of capitalization, of which the general manager of the company has mentioned. Thank you.

Appendix No. 4

to minutes No. 01-05
of the annual general meeting of the shareholders
of the Open Joint-Stock Company
North-West Telecom.

Information
of Irina Mikhailovna Ragozina,
a Member of the Board of Directors,
Chairperson of the Corporate Governance Committee of the Board of Directors
on the Sixth Issue of the Agenda

Dear Shareholders,

I have been entrusted with presenting on behalf of the Board of Directors and the Corporate Governance Committee proposals on introducing amendments to the Articles of Association, that have been received by the Company and now have been put forward for decision of the shareholders' meeting.

If you have read the materials of the annual meeting of the shareholders – and you had the opportunity to start doing that as long as three weeks ago, – you have paid attention to the fact that there are two groups of changes introduced to the Articles of Association, that were separated by separate procedures of voting at our meeting.

The first part of amendments to the Articles of Association relates to stating the fact that the process of reorganization in the form of affiliation of the joint-stock companies Lensvyaz and Svyaz of the Republic of Komi with OJSC NWT has been completed. OJSC NWT is the assignee in respect of all rights and obligations following from that process. Then, there are amendments concerning bringing the Articles of Association in line with the law. Among other things, the areas of the Company's activities that must be recorded in the Articles of Association have been detailed, as well as the data on the branches and representative offices of the Company, which is also obligatory information that must be in the Articles of Association in compliance with the active law. Some items of the terms of reference of the Board of Directors and the Management Board have been corrected according to the latest requirements of the Federal Service for Financial Markets. This is a block of issues that has a common subtitle: Introducing amendments and additions to Articles of Association No. 1. All these amendments were proposed by the executive bodies of the Company, have been discussed in the Corporate Governance Committee, which has recommended to the Board of Directors to put forward that issue to the meeting of the shareholders in compliance with the established procedure.

The second amendment to the Articles of Association was initiated in compliance with the established procedure by a shareholder of OJSC NWT and relates to changing the procedure of determining the dividend on A-type preferred shares. D.V.Levkovsky, representative of that shareholder, is present at our meeting. If any further explanations on the essence of the proposal are necessary, he will be pleased to provide them.

And, at last, I want to remind you that at the latest meetings of the shareholders we adopted several amendments and additions to the Articles of Association that were approved by the meeting of the shareholders. To avoid using several documents, I propose to approve the Articles of Association of the Company in the new version taking into account the adopted amendments and additions as the third item of the sixth issue of the agenda.

Thank you.

Appendix No. 5
to minutes No. 01-05
of the annual general meeting of the shareholders
of the Open Joint-Stock Company
North-West Telecom.

Questions of Shareholders Asked during the Meeting

Question 1 on the 3rd issue of the agenda from Pavel Alexandrovich Churkin, shareholder:

Who proposed the candidates to the Board of Directors? Please state this before voting.

Question 2 on the 9th issue of the agenda from Pavel Alexandrovich Churkin, shareholder:

How much did the members of the Board of Directors get as remuneration for the 2003 and how much is expected to be approved for 2004 in roubles? How is that amount distributed among the members of the Board of Directors: according to attendance at the Board of Directors, in equal shares or in some other way?

Answers to the questions have been given in the course of the reports of the speakers on the 3rd and 9th issues of the agenda. Besides, all data on the questions asked are contained in the annual report presented to the shareholders for familiarization.

Attn.: Chairman
of the Partnership's Quoting Committee
Konstantin Borisovich Chernyshev

Quarterly Report
of the Open Joint-Stock Company North-West Telecom
on Observance of the Corporate Conduct Standards (for including and keeping securities in the "A" Quotation Lists of the Partnership) for the 2nd quarter of 2005

№	List of Corporate Conduct Standards	Observed (fully, partially, not observed)	Note
General Requirements for Issuers			
1.	An Issuer shall form a board of directors, which shall be elected by cumulative voting.	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) (approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 13
2.	The issuer's board of directors shall have at least 3 independent directors meeting the following requirements: • not to be officials or employees of the issuer at the moment of election and for 3 years preceding the election; • not to be officials of any other company, in which any of the issuer's officials is a member of the personnel and remunerations committee of the board of directors; • not to be spouses, parents, children, brothers or sisters of the issuer's officials; • not to be affiliated parties of the issuer or of its affiliated parties; • not to be parties to any liabilities with the issuer, under which they may acquire property (receive moneys), the value of which is 10 or more percent of the total annual income of the said parties, apart from the compensation for participation in the activity of the issuer's board of directors; • not to be representatives of the state; • not to be a member of the issuer's board of directors for over 5 years.	Fully observed	Corporate Governance Code of Open Joint-Stock Company North-West Telecom (version 01-04) (approved by the decision of the Board of Directors. Minutes of the Meeting of 22nd September 2004. No.33-04). Clause e), Article "Board of Directors". Independent directors: 1. Dmitry Georgiyevich Yefimov 2. Alexandr Vyacheslavovich Ikonnikov 3. Dmitry Vladimirovich Levkovsky 4. Ivan Ivanovich Rodionov 5. Alexandr Alexandrovich Gogol (till 30.06.05)
3.	A Committee shall be formed in the issuer's board of directors, the exclusive functions of which shall be the assessment of candidates to the position of joint-stock company's auditors, consideration of auditor's report, assessment of the efficiency of issuer's internal control procedures and preparation of proposals on their improvement (audit committee). The Committee shall be headed by an independent director.	Fully observed	The Audit Committee has been formed by the decision of the Board of Directors dated 23.08.04, Minutes of the Meeting No.29-04 Provisions on the Audit Committee of the Board of Directors of the Open Joint-

	The audit committee shall consist only of independent directors, and if this is impossible for objective reasons, it shall consist only of independent and non-executive directors (directors who do not act as the one-person executive body and/or members of a collective executive body of the issuer). The results of considering the report of the issuer's auditor, prepared by the audit committee, shall be provided as materials for the annual general meeting of the issuer's participants.	Fully observed Fully observed	Stock Company North-West Telecom (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 No. 29-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee". Members of the Audit Committee: 1. I.I. Rodionov 2. D.V.Levkovsky 3. D.G. Yefimov (till 30.06.05) Provisions on the Audit Committee of the Board of Directors of OJSC NWT (version 01-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee" – clause 2, sub-clause 2.2.2. i).
4.	A committee for personnel and remunerations shall be formed in the issuer's board of directors, the exclusive functions of which shall be: working out the principles and criteria for determining the remuneration for members of the Board of Directors, members of the collective executive body and the person acting as the one-person executive body of the issuer, including a managing organization or a manager; working out proposals on determining the essential terms of contracts with members of the board of directors, members of the collective executive body and the person acting as the one-person executive body of the issuer; determining the criteria of selecting candidates to the positions of the members of the board of directors, members of the collective executive body and to the position of the one-person executive body of the issuer, as well as preliminary assessment of the said candidates; regular assessment of the activities of the person acting as the one-person executive body (a managing organization or a manager) and members of the collective executive body of the issuer and preparation of proposals for the board of directors as to their possible re-appointment. The personnel and remunerations committee shall consist only of independent directors, and if this is impossible for objective reasons, it shall consist only of independent and non-executive directors.	Fully observed Fully observed	The Appointments and Remunerations Committee has been formed by the decision of the Board of Directors dated 23.08.04, Minutes of the Meeting No.29-04 Provisions on the Appointments and Remunerations Committee of the Board of Directors of OJSC NWT (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 No.29-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee". **Members of the Appointments and Remunerations Committee of the new Board of Directors will be appointed in July 2005 in compliance with the Amendments and Additions to clause 3.2 of Article 3 "Members of the Committee" of the Provisions on the Appointments and Remunerations Committee, introduced by**

			the decision of the Board of Directors dated 10.06.05, Minutes of the Meeting No. 15-05.
5.	The Issuer shall form a collective executive body.	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) (approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 14
6.	Issuer's bylaws shall set forth the duties of the members of the board of directors, members of the collective executive management body, the party acting as the one-person executive body, including a managing organization and its officials and shall disclose information on the facts of holding issuer's securities, as well as on sale and/or purchase of issuer's securities.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 5.
7.	The issuer shall disclose information on the amount of remunerations received by the members of the board of directors, members of the collective executive body and the party acting as the one-person executive body, including a managing organization or a manager.	Fully observed	Quarterly Report of the Issuer for the 1st quarter of 2005, Clause 5.3. /Quarterly Reports, Lists of Affiliated Parties/ Official Reports / For Investors and Shareholders / www.nwtelecom.ru
8.	The issuer's board of directors shall approve the document setting forth the rules and approaches towards disclosing information on the issuer.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 7.
9.	The issuer's board of directors shall approve the document on the use of information on issuer's activities, on company's securities and transactions with them, which is not publicly available and the disclosure of which may materially influence the market value of issuer's securities.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 9.
10.	The issuer's board of directors shall approve a document setting forth the procedures of internal control of issuer's financial and economic activities, the observance of which is supervised by a separate division of the issuer, which shall provide information on any revealed breaches to the audit committee.	Fully observed	Comprehensive Check Regulations of OJSC NWT (approved by the decision of the Management Board, Minutes of the Meeting of 29.12.03 No. 299-03(34)) The document has been brought to the notice of the Board of Directors. Provisions on the Internal Audit Department, approved by the General Manager of OJSC NWT on 31.01.2003. **Provisions on the Internal Control Procedures (System) of OJSC NWT have been approved by the Board of Directors (Minutes of the Meeting No. 16-05 dated 24.06.05);** **Provisions on the Internal Audit Department of OJSC NWT have been approved by the Board of Directors (Minutes of the**

			Meeting No. 16-05 dated 24.06.05); The procedure of interaction between the internal audit service and an external auditor has been approved by the Management Board of OJSC NWT. Minutes of 21.02.05 No. 4-05(342).
Extra requirements to issuers who are joint-stock companies			
11.	A notification of holding a general meeting of the shareholders shall be provided at least 30 days before it is held, unless a longer period is provided for by the law.	Fully observed	**Articles of Association of OJSC NWT (version 03 - 05) approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 12 "General Meeting of the Shareholders", clause 12.12.**
12.	The joint-stock company has undertaken not to absolve an acquirer from the obligation of suggesting the shareholders that they sell their common shares of the company (issued securities convertible into common shares) in case of acquisition of 30 or more per cent of the common shares of the joint-stock company.	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 7 "Rights and Obligations of the Shareholders Holding Common Shares of the Company", clause 7.12.
Extra requirements for issuers who are not joint-stock companies			
13.	Issuers who are not joint-stock companies shall observe the provisions of the regulatory legal acts of the Federal Authority, that set forth the requirements in respect of information disclosure by joint-stock companies.	-	

General Manager V.A. Akulich

M.G. Rozenberg
(812) 719 92 42

PRESS RELEASE/Decisions of the Annual General Meeting of the Shareholders of OJSC North-West Telecom

On 27th June 2005, the Annual General Meeting of the Shareholders of OJSC North-West Telecom took part. The meeting was held in the form of joint attendance by the shareholders of the Company.

According to the agenda, the shareholders approved the annual report, the annual financial statements, including the profit and loss report of the company, and distribution of the company's profit on the basis of the results of the fiscal year under report.

The meeting of the shareholders of OJSC North-West Telecom took a decision to pay the dividend for the year 2004. The dividend will amount to 0.248 roubles per common share and 0.469 roubles per preferred share. The dividend will be paid in the monetary form within the following time: from 15th August till 15th December 2005 for preferred shares; and from 15th August till 15th December 2005 for common shares.

According to the voting results, the following members of the Board of Directors of OJSC North-West Telecom have been elected:

1. V.N. Yashin - Chief executive officer, OJSC Svyazinvest
2. I.M. Ragozina - Director, Department of Corporate Governance, OJSC Svyazinvest
3. V.A. Akulich - Chief executive officer, OJSC North-West Telecom
4. A.V. Ikonnikov - Chairman of the Supervisory Board of the Association of Independent Directors
5. D.G. Yefimov - General director, Clinsky Proekto-Stroitelny combinat
6. D.V.Levkovsky - Vice-President, Representative Office of NCH Advisors, Inc. in Moscow
7. I.I. Rodionov - Managing Director, AIG-Brunswick Capital Management Company
8. A.A. Gogol - Rector, Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications
9. K.V. Belyayev - Deputy General Manager, OJSC Svyazinvest
10. A.N. Kiselyov - Assistant Minister of the Russian Federation for Information Technologies and Communication
11. N.M. Popov - Director of the Department of State Programme s, Infrastructure Development and Use of the Limited Resource of the Ministry of Informatization and Communication of Russia

The Auditing Committee has been elected with the following members:

1. R.K. Aksyaitov - Head of the Methodology Division of the Accounting Department, OJSC Svyazinvest
2. N.V. Yermolayeva - Head of the Statistical Reporting Department, DEP, OJSC Svyazinvest
3. Ye.V. Zabuzova - Director of the Department for Economic Planning and Budgeting, OJSC Svyazinvest
4. A.V. Kachurin - Head of the Treasury, Finance Department, OJSC Svyazinvest
5. K.Yu. Kravchenko - Director of the Telecommunications Department, OJSC Svyazinvest
6. Ye.A. Pavlova - Leading Specialist of the Methodology Division of the Accounting Department, OJSC Svyazinvest
7. N.P. Utina, Head of the Department of Investment Projects Economic s, DEPB, OJSC Svyazinvest

The company's auditor for 2005 has been approved by the meeting: Ernst and Young LLC

Decisions of the Meeting of the Shareholders have determined the amount of remuneration for the members of the Board of Directors of OJSC North-West Telecom, introduced amendments and additions to the Articles of Association of the Company, to the Provisions on the Board of Directors and the Provisions on the General Meeting of the Shareholders. Besides, the meeting took a decision on termination of OJSC NWT 's participation in the Iskra Association of Operators of the Federal Business Servicing Network and the Union of Manufacturers and Consumers of Communication Facilities.

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General Meeting Documents

- 2005/06/27 - Annual

Information on dividend payment

- Выплата дивидендов физическим лицам

PRESS RELEASE/The 7th coupon yield under the second issue bonds of OJSC North-West Telecom has been paid

On the 6th of July 2005 AKB Svyaz Bank, which acts as the Payment Agent for the series 02 bonds of OJSC North-West Telecom, fully paid the 7th coupon yield under the bonds of the second issue of OJSC NWT. The list of those authorized to get a coupon yield under the bonds was made up as of the 29th of June 2005. The rate for the 7th coupon is 13.2% per annum, RUR 32.91 having been accrued on each bond. The total amount allocated for the 7th coupon payment amounted to RUR 49.365 million.

Last modifed: 2005-07-26 11:11

18 July 2005 year.

PRESS RELEASE/Standard & Poor's Raising the OJSC North-West Telecom Credit Rate by 2 Points

On July 18, 2005, Standard & Poor's international rating agency raised the long-term credit rate of OJSC North-West Telecom from B- to B+, the forecast being "Stable".

Simultaneously, Standard & Poor's raised the long-term credit rate of North-West Telecom from "ruBBB+" to "ru A +" by the Russian scale.

The higher rates are attributable to the improved NWT business position, which shows itself in:

- domination on the local and national communications market,
- continuing improvement of the network quality,
- positive trends in the regulated charge rates and cash substitutes for social benefits.

Besides, the Standard & Poor's analysts note that "NWT has completely repaid all of its outstanding debts, while the company's financial risks remain at one of the most controllable levels compared to similar companies. This enables the company to implement the necessary capital investment program and get prepared to the forthcoming restructuring of Russia's telecommunication market."

To Standard & Poor's estimates, "NWT's share in its key business segments, i.e. wired and long-distance telephone communication, remains sizeable at about 74% and 83%, respectively. Due to expansion and updating of its network, the digitization level has increased, and it has become possible to offer its customers diverse new services. Standard & Poor's analysts believe that "NWT's strategic goal, which is development of high-rated services, must help the company improve its profitability and earnings diversification.

The "Stable" forecast for the NWT rates indicates the Standard & Poor's expectations of the company's ability to continue improvement of its network and services quality, while increasing its earnings. Provided that OJSC North-West Telecom continues working for its strategic targets of business process optimization and higher efficiency, Standard & Poor's expects further improvement of controllability of the company's financial risks and profitability.

More detailed information can be found on the Standard & Poor's website: http://www2.standardandpoors.com/servlet/Satellite?pagename=sp/sp_article/ArticleTemplate&c=sp_article&cid=1121362739096&s=&ig=&b=2&dct=22 or http://www.sandp.ru/article.php?pubid=1936&sec=pr

Originally, the CCC long-term credit rate was assigned to NWT in the late 2001, to be raised to the "B-" level in 2003. Undergoing the rating assessment procedure is an integral part of the strategy of OJSC North-West Telecom aimed to improve the Company's informational transparency and investment attractiveness. OJSC North-West Telecom is planning further efforts to have its rates raised.

Last modifed: 2005-08-11 12:22

29 July 2005 year. list :: 7.2005

PRESS-RELEASE/North-West Telecom has summed up the results of operating activities for the 1st half of 2005

JSC North-West Telecom has summed up the results of its activities for the 1st 6 months of 2005 according to the Russian accounting standards. According to the results of the financial and economic activities, the revenue from sales amounted to RUR 9,831,016,000, including RUR 9,553,688,000 from communication services . As compared to the same period of the last year, the revenue from sales increased by 17.8%, including the increase of 17.9 % from communication services .

The growth of income was mainly ensured through the increase of the rates for local communication and the growth of the income from non-regulated services (Internet and other new communication services). In the 1st half of 2005 the income from non-regulated communication services increased by 36.3% as compared to the same period of the previous year.

The prime cost of the sold services amounted to RUR 7,477,130 thousand, including RUR 7,361,016 thousand for communication services.

The EBITDA for the 1st half of 2005 has amounted to RUR 2,934,714 thousand, which is 30% higher than in 2004. The EBITDA margin is 30%.

The net profit of OJSC North-West Telecom amounted to RUR 1,156,446 thousand, which is 24.3% more than for the same period of the previous year.

The proceeds growth rate of OJSC NWT without taking into account the financial indices of the branches Lensvyaz and Svyaz of the Republic of Komi for the 1st 6 months of 2005 as compared to the 1st 6 months of 2004 amounted to 145.7%.

The Accounting Balance Sheet and the Profit and Loss Report of OJSC North-West Telecom for the 1st half of 2005 have been published on the corporate site of OJSC NWT in the " Economic s and Finance" section.